March 31, 2020 (unaudited) and for the three months period then ended (unaudited)

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk and its subsidiaries

Consolidated financial statements

as of March 31, 2020 (unaudited) and for the three months period then ended (unaudited)

Table of Content

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated Financial Statements

as of March 31, 2020 and for the year ended

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf of the Board of Directors, weundersigned:

1.	Name	:	Ririek Adriansyah
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Kenanga V B-6 No. 6 Taman Duta RT 002 RW 009 Kelurahan Cisalak, Kecamatan Sukma Jaya, Depok
	Phone	:	(022) 452 7101
	Position	:	President Director
:
2.	Name	:	Heri Supriadi
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Rancamayar No. 18 RT 001 RW 008 Kelurahan Gumuruh Kecamatan Batununggal, Bandung
	Phone	:	(022) 452 7201/ 021 520 9824
	Position	:	Director of Finance

We hereby state as follows:

1.	We are responsible for the preparation and presentation of the consolidated financial statement of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries;
2.	The Company and its subsidiaries’ consolidated financial statement have been prepared and presented in accordance with Indonesian financial accounting standards;
3.	All information has been fully and correctly disclosed in the Company and its subsidiaries’ consolidated financial statement;
4.	The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;
5.	We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, June 29, 2020

/s/ Ririek Adriansyah Ririek Adriansyah President Director	/s/ Heri Supriadi Heri Supriadi Director of Finance

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND FOR THE THREE MONTHS PERIOD THEN ENDED

(UNAUDITED)

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of March 31, 2020 (unaudited) and December 31, 2019 (audited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

	Notes	March 31, 2020	December 31, 2019
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2e,2u,3,33,38	24,365	18,242
Other current financial assets	2c,2e,2u,4,33,38	1,234	554
Trade receivables - net provision for impairment of receivables	2g,2u,2ae,5,38
Related parties	2c,33	2,435	1,792
Third parties		12,489	10,005
Contract assets	2r,2u,2ae,6,38	748	-
Other receivables - net of provision for impairment of receivables	2g,2u,38	176	292
Inventories - net provision for obsolescence	2h,7	681	585
Assets held for sale	2j,11	39	39
Contract cost	2r,2ae,9	342	-
Prepaid taxes	2t,28a	2,702	2,569
Claim for tax refund	2t,28b	914	992
Other current assets	2c,2i,2m,8,33	4,839	6,652
Total Current Assets		50,964	41,722

NON-CURRENT ASSETS
Long-term investments	2f,2u,10	2,059	1,944
Property and equipment - net of accumulated depreciation	2l,2m,2ab,11,36	153,575	156,973
Right of use assets	2m,2ae,12	19,980	-
Intangible assets - net of accumulated amortization	2d,2k,2n,2ab,14	6,391	6,446
Deferred tax assets - net	2t,2ae,28f	2,824	2,898
Contract assets	2r,2u,2ae,6,38	327	-
Contract cost	2r,2ae,9	757	-
Other non-current assets	2c,2g,2i,2n,2t,2u,13,28,33,38	5,037	11,225
Total Non-Current Assets		190,950	179,486
TOTAL ASSETS		241,914	221,208

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	2o,2u,15,38
Related parties	2c,33	691	819
Third parties		12,957	13,078
Other payables	2u,38	733	449
Taxes payable	2t,28c	4,278	3,431
Accrued expenses	2c,2u,16,33,38	14,854	13,736
Unearned income - current	2r	666	7,352
Contract liabilities	17a	6,748	-
Advances from customers	2c,33	2,194	1,289
Short-term bank loans	2c,2p,2u,18a,33,38	8,624	8,705
Current maturities of long-term borrowings	2c,2m,2p,2u,2v,18b,33,38	12,301	9,510
Total Current Liabilities		64,046	58,369

NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2t,2ae,28f	1,008	1,230
Unearned income - net of current portion	2r	-	803
Contract liabilities	2r,2ae,17b	823	-
Long service award provisions	2s,32	1,094	1,066
Pension benefits and other post-employment
benefits obligations	2s,31	8,230	8,078
Long-term borrowings - net of current maturities	2c,2m,2p,2u,2v,19,33,38	39,503	33,869
Other liabilities	2o,2u	663	543
Total Non-Current Liabilites		51,321	45,589
TOTAL LIABILITIES		115,367	103,958

EQUITY
Capital stock	1c,21	4,953	4,953
Additional paid-in capital	2w,22	2,711	2,711
Other equity	2f,2u,23	779	408
Retained earnings
Appropriated	30	15,337	15,337
Unappropriated		82,667	76,152
Net equity attributable to:
Owners of the parent company		106,447	99,561
Non-controlling interest	2b,20	20,100	17,689
TOTAL EQUITY		126,547	117,250
TOTAL LIABILITIES AND EQUITY		241,914	221,208

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

	Notes	2020	2019
REVENUES	2c,2r,24,33	34,194	34,840

Operation, maintenance and telecommunication service expenses	2c,2r,26,33	(8,252)	(10,709)
Depreciation and amortization expenses	2k,2l,2m,11,12,14	(6,849)	(5,642)
Personnel expenses	2c,2r,2s,25,33	(3,451)	(3,132)
Interconnection expenses	2c,2r,33	(1,519)	(1,268)
General and administrative expenses	2c,2r,27,33	(1,572)	(1,294)
Marketing expenses	2c,2r,33	(641)	(907)
Gains (losses) on foreign exchange - net	2q	205	(45)
Other income (expenses) - net	2l,2r	(186)	186

OPERATING PROFIT		11,929	12,029

Finance income	2c,33	219	276
Finance cost	2c,2p,2r,33	(1,215)	(996)
Share of profit (loss) of associated companies - net	2f,10	(9)	20

PROFIT BEFORE INCOME TAX		10,924	11,329

INCOME TAX (EXPENSE) BENEFIT	2t,2ae,28
Current		(2,831)	(2,849)
Deferred		208	24
		(2,623)	(2,825)

PROFIT FOR THE PERIOD		8,301	8,504

OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit
or loss in subsequent periods:
Foreign currency translation	2f,2q,23	419	(26)
Change in fair value of available-for-sale financial assets	2u,23	-	3
Share of other comprehensive income of associated companies	2f,10	4	(4)
Other comprehensive income not to be reclassified to profit
or loss in subsequent periods:
Defined benefit actuarial gains (losses) - net	2s,31	-	-
Other comprehensive income (losses) - net		423	(27)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		8,724	8,477

Profit for the period attributable to:
Owners of the parent company		5,862	6,224
Non-controlling interests	2b,20	2,439	2,280
		8,301	8,504
Total comprehensive income for the period attributable to:
Owners of the parent company		6,285	6,197
Non-controlling interests	2b	2,439	2,280
		8,724	8,477
BASIC EARNING PER SHARE
(in full amount)	2x,29
Net income per share		59.17	62.83
Net income per ADS (100 Series B shares per ADS)		5,917.49	6,282.92

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

		Attributable to owners of the parent company
					Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, Deceember 31, 2019		4,953	2,711	408	15,337	76,152	99,561	17,689	117,250
The impact of applying new accounting standards	2ad	-	-	(48)	-	649	601	(47)	554
Balance, January 1, 2020		4,953	2,711	360	15,337	76,801	100,162	17,642	117,804
Adjustment of non-controlling interest		-	-	-	-	-	-	69	69
Cash dividends		-	-	-	-	-	-	(50)	(50)
Profit for the period	2b,20	-	-	-	-	5,862	5,862	2,439	8,301
Other comprehensive income	2f,2q,2s,2u	-	-	419	-	4	423	-	423
Balance, March 31, 2020		4,953	2,711	779	15,337	82,667	106,447	20,100	126,547

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

		Attributable to owners of the parent company
					Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2019		4,953	2,455	507	15,337	75,658	98,910	18,393	117,303
Capital contribution to subsidiaries		-	-	-	-	-	-	59	59
Acquisition of businesses		-	-	-	-	-	-	37	37
Acquisition of non-controlling interest		-	-	-	-	-	-	42	42
Cash dividends		-	-	-	-		-	(1)	(1)
Profit for the period	2b,20	-	-	-	-	6,224	6,224	2,280	8,504
Other comprehensive income - net	2f,2q,2s,2u	-	-	(23)	-	(3)	(26)	-	(26)
Balance, March 31, 2019		4,953	2,455	484	15,337	81,879	105,108	20,810	125,918

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

	Notes	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers and other operators		29,273	31,366
Cash receipts from tax refund		1,816	-
Cash receipts from value added taxes - net		365	804
Cash receipts from finance income		209	257
Cash payments for expenses		(8,625)	(14,607)
Cash payments to employees		(2,492)	(2,724)
Cash payments for corporate and final income taxes		(1,364)	(1,176)
Cash payments for finance costs		(1,229)	(955)
Cash payments for short-term and low-value lease asset		(909)	-
Cash receipts from others - net		559	90
Net cash provided by operating activities		17,603	13,055

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	11	45	267
Dividen received from associated company	10	5	-
Proceeds from insurance claims	11	3	54
Purchase of property and equipment	11,39	(4,051)	(4,565)
Acquisition of businesses, net of acquired cash		-	(1,108)
Purchase of intangible assets	13,39	(736)	(261)
Placement in other current financial assets - net		(411)	(252)
Additional contribution on long-term investments		(52)	(16)
Increase (decrease) in advances and other assets - net		108	(327)
Net cash used in investing activities		(5,089)	(6,208)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans and other borrowings	18,19	1,533	3,175
Repayments of loan and other borrowings	18,19	(6,064)	(4,132)
Payment of principal portion of lease liabilities		(2,269)	-
Cash dividends paid to non-controlling interests of subsidiaries		(50)	-
Capital contribution from non-controling interests of subsidiaries		-	59
Net cash used in financing activities		(6,850)	(898)

NET INCREASE IN CASH AND CASH EQUIVALENTS		5,664	5,949

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS		459	(8)

ALLOWANCE FOR EXPECTED CREDIT LOSSES		(0)	-

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	18,242	17,439

CASH AND CASH EQUIVALENTS AT END OF YEAR	3	24,365	23,380

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.	GENERAL

a.	Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies which was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 22).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendments of which were pertaining to the increase in the flexibility and independency of the Board Commissioners in approving the Directors’ actions at a certain threshold as stated in notarial deeds No. 32 dated June 21, 2019 of Ashoya Ratam, S.H., M.Kn. Such amendments were accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its letter No. AHU-0032595.AH.01.02 dated June 24, 2019.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources to provide high quality and competitive goods and/or services to gain/pursue profit in order to increase the value of the Company by applying the Limited Liability Company principle. In regard to achieving its objectives, the Company is involved in the following activities:

i. Main business:

(a)

Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with prevailing laws and regulations.

(b)	Planning, developing, providing, marketing or selling, and improving telecommunications and information services in a broad sense in accordance with prevailing laws and regulations.
(c)	Investing including in the form of equity capital in other companies in line with and to achieve the purposes and objectives of the Company.

ii. Supporting business:

(a)	Providing payment transactions and money transferring services through telecommunications and information networks.
(b)

Performing other activities and undertakings in connection with the optimization of the Company's resources, which among others, include the utilization of the Company's property and equipment and movable assets, information systems, education and training, and repairs and maintenance facilities.

(c)

Collaborating with other parties in order to optimize the information, communication or technology resources owned by other parties as service provider in information, communication and technology industry, as to achieve the purposes and objectives of the Company.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.	GENERAL (continued)

a.	Establishment and general information (continued)

The Company was granted several networks and/or services provision licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and regulations and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every five years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise information such as network development progress, service quality standard achievement, numbers of customers, license payment and universal service contribution, while for internet telephone services for public purpose, internet interconnection service, and internet access service, there is additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License of electronic money issuer	Bank Indonesia License No. 11/432/DASP	Electronic money	July 3, 2009
License of money remittance	Bank Indonesia License No. 11/23/bd/8	Money remittance service	August 5, 2009
License to operate internet telephone services for public purpose	127/KEP/DJPPI/ KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate fixed domestic long distance network	839/KEP/M.KOMINFO/ 05/2016	Fixed domestic long distance and basic telephone services network	May 16, 2016
License to operate fixed closed network	844/KEP/M.KOMINFO/ 05/2016	Fixed closed network	May 16, 2016
License to operate fixed international network	846/KEP/M.KOMINFO/ 05/2016	Fixed international and basic telephone services network	May 16, 2016
License to operate circuit switched based local fixed line network	948/KEP/M.KOMINFO/ 05/2016	Circuit switched based local fixed line network	May 31, 2016
License to operate data communication system services	191/KEP/DJPPI/ KOMINFO/10/2016	Data communication system services	October 31, 2016
License to operate internet service provider	2176/KEP/M.KOMINFO/ 12/2016	Internet service provider	December 30, 2016
License to operate content service provider	1040/KEP/M.KOMINFO/ 16/2017	Content service provider	May 16, 2017
License for the implementation of internet interconnection services	1004/KEP/M.KOMINFO/ 2018	Interconnection services	December 26, 2018

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.	GENERAL (continued)

b.	Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees

1.Board of Commissioners and Directors

Based on resolutions made at the Annual General Meeting (“AGM”) of Stockholders of the Company as covered by notarial deed No. 133 of Ashoya Ratam., S.H., M.Kn., dated May 24, 2019, the composition of the Company’s Boards of Commissioners and Directors as of March 31, 2020 and December 31, 2019, respectively, were as follows:

	March 31, 2020	December 31, 2019
President Commissioner	Rhenald Kasali	Rhenald Kasali
Commissioner*	-	-
Commissioner*	-	-
Commissioner	Ismail	Ismail
Commissioner	Marcelino Rumambo Pandin	Marcelino Rumambo Pandin
Independent Commissioner	Marsudi Wahyu Kisworo	Marsudi Wahyu Kisworo
Independent Commissioner	Cahyana Ahmadjayadi	Cahyana Ahmadjayadi
Independent Commissioner	Margiyono Darsasumarja	Margiyono Darsasumarja
President Director	Ririek Adriansyah	Ririek Adriansyah
Director of Finance	Harry Mozarta Zen	Harry Mozarta Zen
Director of Digital Business	Faizal Rochmad Djoemadi	Faizal Rochmad Djoemadi
Director of Strategic Portfolio	Achmad Sugiarto	Achmad Sugiarto
Director of Enterprise and
Business Service	Bogi Witjaksono	Bogi Witjaksono
Director of Wholesale and
International Services	Edwin Aristiawan	Edwin Aristiawan
Director of Human Capital
Management	Edi Witjara	Edi Witjara
Director of Network, Information
Technology and Solution	Zulhelfi Abidin	Zulhelfi Abidin
Director of Consumer Service	Siti Choiriana	Siti Choiriana

 *  Based on SK-271/MBU/11/2019 dated November 18, 2019, Edwin Hidayat Abdullah was appointed as Vice President Director of PT Angkasa Pura II (Persero) and based on SK-327/MBU/12/2019 dated December 23, 2019, Isa Rachmatarwata was appointed as Commissioner of PT Pertamina (Persero) hence their positions as Commissioners of the Company was ended by law.

2.Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit as of March 31, 2020 and December 31, 2019, were as follows:

	March 31, 2020	December 31, 2019
Chairman	Margiyono Darsasumarja	Margiyono Darsasumarja
Secretary	Tjatur Purwadi	Tjatur Purwadi
Member	Marsudi Wahyu Kisworo	Ismail
Member	Marcelino Rumambo Pandin	Marcelino Rumambo Pandin
Member	Sarimin Mietra Sardi	Sarimin Mietra Sardi
Corporate Secretary	Andi Setiawan	Andi Setiawan
Internal Audit	Harry Suseno Hadisoebroto	Harry Suseno Hadisoebroto

3.Employees

As of March 31, 2020 and December 31, 2019, the Company and subsidiaries (“Group”) had 26,044 employees and 24,272 employees (unaudited), respectively.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.	GENERAL (continued)

c.	Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

At the AGM held on April 19, 2013, the minutes of which were covered by notarial deed No. 38 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increase from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company change the ratio of Depositary Receipt from 1 ADS representing 200 series B shares to become 1 ADS representing 100 series B shares (Note 18). Profit per ADS information have been retrospectively adjusted to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”) and delisted from the LSE, respectively.

As of March 31, 2020, all of the Company’s Series B shares are listed on the IDX and 44,487,666 ADS shares are listed on the NYSE (Note 21).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.	GENERAL (continued)

c.	Public offering of securities of the Company (continued)

On June 25, 2010 the Company issued the second rupiah bonds with a nominal amount of Rp1,005 billion for Series A, a five-year period and Rp1,995 billion for Series B, a ten-year period, respectively, are listed on the IDX (Note 19.b.i).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, a ten-year period, Rp1,200 billion for Series C, a fifteen-year period and Rp1,500 billion for Series D, a thirty-year period, respectively which are listed on the IDX (Note 19.b.i).

d.	Subsidiaries

As of March 31, 2020 and December 31, 2019, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

(i)	Direct subsidiaries:

Total assets before
	Nature of business/date of	Year of start	Percentage of ownership*		elimination
Subsidiary/place of incorporation	Incorporation or acquisition by the Company	of commercial operations	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
PT Telekomunikasi	Telecommunication - provides	1995	65	65	108,833	82,730
Selular	telecommunication facilities
("Telkomsel"),	and mobile celuller
Jakarta, Indonesia	services using Global
Systems for Mobile
Communication ("GSM")
technology/
May 26, 1995

PT Dayamitra	Leasing of towers and other	1995	100	100	23,543	20,114
Telekomunikasi	telecommunication services/
("Dayamitra"),	May 17, 2001
Jakarta, Indonesia

PT Multimedia	Network telecommunication	1998	100	100	16,521	16,478
Nusantara	services and multimedia/
("Metra"),	May 9, 2003
Jakarta, Indonesia

PT Telekomunikasi	Telecommunication/	1995	100	100	13,399	10,970
Indonesia	July 31, 2003
International
(“TII”),
Jakarta, Indonesia

PT Graha Sarana Duta	Leasing of offices and	1982	100	100	6,245	6,055
("GSD"),	providing building
Jakarta, Indonesia	management and
maintenance services, civil
consultant and developer/
April 25, 2001

PT Telkom Akses	Construction, service and	2013	100	100	3,953	4,436
(“Telkom Akses”),	trade in the field of
Jakarta, Indonesia	telecommunication/
November 26, 2012

PT Telkom Satelit	Telecomunication - provides	1996	100	100	3,295	3,309
Indonesia	satellite communication
("Telkomsat"),	system, services and
Jakarta, Indonesia	facilities/
September 28, 1995

PT PINS Indonesia	Telecommunication	1995	100	100	2,743	2,995
(“PINS”),	construction and services/
Jakarta, Indonesia	August 15, 2002

PT Infrastruktur	Construction, service and	2014	100	100	1,898	1,706
Telekomunikasi	Trade in the field of
Indonesia	telecommunication/
(“Telkom Infratel”),	January 16, 2014
Jakarta, Indonesia

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.	GENERAL (continued)

d.	Subsidiaries (continued)

(i)	Direct subsidiaries (continued):

					Total assets before
	Nature of business/date of	Year of start	Percentage of ownership*		elimination
Subsidiary/place of incorporation	Incorporation or acquisition by the Company	of commercial operations	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
PT Metra-Net	Multimedia portal service/	2009	100	100	1,088	996
(“Metra-Net”),	April 17, 2009
Jakarta, Indonesia

PT Napsindo Primatel	Telecommunication -	1999; ceased	60	60	5	5
Internasional	provides Network Access	operations on
(“Napsindo”),	Point (NAP), Voice Over	January 13,
Jakarta, Indonesia	Data (VOD) and other	2006
	related services/
	December 29, 1998

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

(ii)	Indirect subsidiaries:

Total assets before
	Nature of business/date of	Year of start	Percentage of ownership*		elimination
Subsidiary/place of incorporation	Incorporation or acquisition by the Company	of commercial operations	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
PT Sigma Cipta Caraka	Information technology	1988	100	100	6,468	6,796
(“Sigma”),	service - system
Tangerang, Indonesia	implementation and
integration service,
outsourcing and software
license maintenance/
May 1,1987

Telekomunikasi	Telecommunication/	2008	100	100	4,505	3,635
Indonesia	December 6, 2007
International Pte. Ltd.,
("Telin Singapore")
Singapore

Telekomunikasi	Telecommunication/	2010	100	100	3,196	1,830
Indonesia	December 8, 2010
International Ltd,
("Telin Hong Kong")
Hong Kong

PT Infomedia Nusantara	Data and information	1984	100	100	2,491	2,626
(“Infomedia”),	service - provides
Jakarta, Indonesia	telecommunication
information services and
other information services
in the form of print and
electronic media and call
center services/
September 22,1999

PT Telkom Landmark	Service for property	2012	55	55	2,113	2,056
Tower	development and
(“TLT”),	management/
Jakarta, Indonesia	February 1, 2012

PT Metra Digital	Trading and/or providing	2013	100	100	1,671	1,475
Investama	service related to
(“MDI”),	information and
Jakarta, Indonesia	tehnology, multimedia,
entertainment and
investment/
January 8, 2013

PT Metra Digital Media	Directory information	2013	100	100	1,141	1,146
(“MD Media”),	services/
Jakarta, Indonesia	January 22, 2013

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.	GENERAL (continued)

d.	Subsidiaries (continued)

(ii)	Indirect subsidiaries (continued):

					Total assets before
	Nature of business/date of	Year of start	Percentage of ownership*		elimination
Subsidiary/place of incorporation	Incorporation or acquisition by the Company	of commercial operations	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
PT Finnet Indonesia	Information technology	2006	60	60	1,133	1,001
(“Finnet”),	services/
Jakarta, Indonesia	October 31, 2005

Telekomunikasi	Telecommunication/	2012	100	100	874	706
Indonesia	September 11, 2012
International
(“Telin TL”) S.A.,
Dili, Timor Leste

PT Persada Sokka	Providing telecommunication	2008	95	95	818	870
Tama	network infrastucture/
("PST"),	February 19, 2019
Jakarta, Indonesia

TS Global Network	Satellite services/	1996	70	70	791	732
Sdn. Bhd.	December 14, 2017
(“TSGN”),
Petaling Jaya,
Malaysia

PT Swadharma Sarana	Cash replenishment service	2001	51	51	607	520
Informatika	and ATM maintenance/
(“SSI”)	April 2, 2018
Jakarta, Indonesia

PT Telkomsel Mitra	Bussiness management	2019	100	100	588	569
Inovasi	consulting and capital
(“TMI”),	venture services/
Jakarta, Indonesia	January 18, 2019

PT Melon	Digital content exchange	2010	100	100	578	578
(“Melon”)	hub services/
Jakarta, Indonesia	November 14, 2016

PT Administrasi	Health insurance	2002	100	100	465	395
Medika	administration services/
(“Ad Medika”),	February 25, 2010
Jakarta, Indonesia

PT Graha Yasa	Tourism service/	2012	51	51	281	288
Selaras	April 27, 2012
(”GYS”),
Jakarta, Indonesia

PT Nusantara Sukses	Service and trading/	2014	100	100	271	272
Investasi	September 1, 2014
(“NSI”),
Jakarta, Indonesia

PT Nutech Integrasi	System integrator/	2001	60	60	173	177
(“Nutech”),	December 13, 2017
Jakarta, Indonesia

Telekomunikasi	Telecomunication	2014	100	100	169	89
Indonesia	December 11, 2013
International Inc.,
(“Telkom USA”),
Los Angeles, USA

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.	GENERAL (continued)

d.	Subsidiaries (continued)

(ii)	Indirect subsidiaries (continued):

					Total assets before
	Nature of business/date of	Year of start	Percentage of ownership*		elimination
Subsidiary/place of incorporation	Incorporation or acquisition by the Company	of commercial operations	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
PT Metraplasa	Network & e-commerce	2012	60	60	113	214
(“Metraplasa”),	services/
Jakarta, Indonesia	April 9, 2012

Telekomunikasi	Telecommunication/	2013	100	100	110	86
Indonesia	January 9, 2013
International Pty Ltd,
(“Telkom Australia”),
Sydney, Australia

Telekomunikasi	Telecommunication/	2013	70	70	95	67
Indonesia Intl	July 2, 2013
(Malaysia) Sdn. Bhd
(“Telin Malaysia”)
Malaysia

PT Satelit Multimedia	Satellite services/	2013	100	100	16	16
Indonesia	March 25, 2013
(“SMI”),
Jakarta, Indonesia

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

e.	Acquisition transactions of subsidiaries

i.	Dayamitra

PST

On February 19, 2019, Dayamitra purchased 95% ownership in PST from Rahina Dewayani and Rahayu based on a Conditional Stock Sale and Purchase Agreement. Based on the agreement, Dayamitra purchased 95% ownership of PST amounting to Rp1,113 billion and is required to purchase the remaining 5% ownership of PST within a maximum of 24 months from March 8, 2019, at the same price per share as the acquisition of 95% shares. In connection with such requirement, on December 31, 2019 Dayamitra recognized the liabilities to the previous shareholder of Rp80 billion. Based on an analysis of the terms and conditions associated with the transaction, it was concluded that at the acquisition date Dayamitra had substantially held 100% ownership of PST shares and as such there were no non-controlling interests.

PST is a company engaged in managing tower rental. This new investment is expected to strengthen the Company's business portfolio. From the acquisition date to December 31, 2019, total revenue and profit before tax recorded by PST and recognized in the consolidated statements of profit or loss and other comprehensive income amounted to Rp200 billion and Rp41 billion, respectively. This acquisition was accounted as a business combination.

Purchase of Indosat’s Towers

On October 14, 2019, Dayamitra signed a Sales Purchase Agreement ("SPA") with PT Indosat, Tbk. ("Indosat") related to the purchase of Indosat's towers. The matters stipulated and agreed simultaneously with the SPA are as follows:

(a)Transfer of ownership 2,100 telecommunication towers (3,982 tenants) and their licenses;

(b)Transfer of 1,731 leases of lands previously leased by Indosat from third parties;

(c)369 leases of lands owned by Indosat; and

(d)	Transfer of the collocation contracts and the related user's details of 3,982 existing tenants in the towers being acquired.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.	GENERAL (continued)

e.	Acquisition transactions of subsidiaries (continued)

i.	Dayamitra (continued)

On December 20, 2019, Dayamitra and Indosat have signed Letter Agreement (Closing Memo), as a follow-up on the SPA, amounting to Rp4,443 billion.

In addition, Dayamitra and Indosat also signed Master Tower Lease Agreement ("MTLA"), which stipulated that Indosat agreed to lease back for one each of the slot in 2,100 telecommunication towers acquired. This acquisition was accounted for as an asset acquisition.

The fair values of the identifiable assets and liabilities acquired for these two transactions were:

	Indosat’s Tower	PST shares	Total
Assets
Current assets	517	146	663
Property and equipment	3,453	634	4,087
Non-current assets	-	91	91
Liabilities	-	(610)	(610)
Net book value of net assets	3,970	261	4,231

The difference between fair value and
book value of fixed assets	-	398	398
Other non-current assets	473	194	667
Deferred tax	-	(148)	(148)

Fair value of identifiable net assets acquired	4,443	705	5,148
Fair value consideration transferred	4,443	1,172	5,615
Goodwill (Note 13)	-	467	467

ii.	Telkomsel

Based on notarial deed of Bonardo Nasution, S.H. No. 12 dated January 18, 2019, Telkomsel established TMI. On February 18, 2019, Telkomsel paid Rp550 billion for 549,989 shares from the total 550,000 shares of TMI.

TMI is a company engaged in innovation and strategic investment. This new investment is expected to strengthen the Company's business portfolio in order to transform to telecommunication digital company.

f.	Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board which have been completed and authorized for issuance by the Directors of the Company on June 29, 2020.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with Financial Accounting Standards ("Standar Akuntansi Keuangan” or “SAK") including Indonesian Statement of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and interpretation of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) in Indonesia published by the Financial Accounting Standards Board of Institute of Indonesian Chartered Accountants and Regulation No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP-347/BL/2012.

a.	Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp”), unless otherwise stated. For the figures in the consolidated financial statements which still contain values but below Rp1 billion, are presented with zeros.

Accounting standards issued but not yet effective

Effective January 1, 2021

●	PSAK 22: Business Combination

This amendment clarifies the definition of business in order to assist the entity in determining whether a transaction should be recorded as a business combination asset acquisition.

b.	Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

i.	The contractual arrangement with the other vote holders of the investee,
ii.	Rights arising from other contractual arrangements, and
iii.	The Group's voting rights and potential voting rights.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gain control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

All assets and liabilities, equity, revenue and expenses and cash flow from transactions within Group have been eliminated at the time of consolidation.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Principles of consolidation (continued)

In case of loss of control over a subsidiary, the Group:

●	derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;
●	derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;
●	recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;
●	recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control;
●	recognizes any surplus or deficit in profit or loss that is attributable to the Group.

c.	Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter No. KEP-347/BL/2012. The party which is considered as a related party is a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No. VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.	Business combinations and goodwill

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Business combinations and goodwill (continued)

Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends immediately after the Company receives the information about the facts and circumstances that existed at the acquisition date or learns that additional information cannot be obtained. However, the measurement period must not exceed one year from the date of acquisition.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group. Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method.

In applying the pooling-of-interests method, the components of the financial statements for the period during the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012), all balances of the Difference In Value of Restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

e.	Cash and cash equivalents

Cash and cash equivalents comprises cash on hand, cash in banks and all unrestricted time deposits with original maturities of three months or less at the time of placement.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other Current Financial Assets” in the consolidated statements of financial position (Note 2u).

f.	Investments in associated companies

An associate is an entity over which the Group (as investor) has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.

The Group’s investments in its associates are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognise changes in the investor’s share of the net assets of the associate since the acquisition date.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Investments in associated companies (continued)

On acquisition of the investment, any difference between the cost of the investment and the entity's share of the net fair value of the investee's identifiable assets and liabilities is accounted for as follows:

i.	Goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment, and
ii.	Any excess of the entity's share of the net fair value of the investee's identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity's share of the associate or joint venture's profit or loss in the period in which the investment is acquired.

The consolidated statements of profit or loss and other comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes it share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group determines at each reporting date whether there is any objective evidence that the investments in associated companies are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associated companies and their carrying value.

These assets are included in “Long-term Investments” in the consolidated statements of financial position.

For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “translation adjustment” in the equity section of the consolidated statements of financial position.

g.Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less a loss allowance based on lifetime expected credit losses at each reporting date. The Group has established a credit provision methodology that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. Receivables are written off in the year they are determined to be uncollectible (Note 2u).

h.Inventories

Inventories consist of components, which are subsequently expensed upon use. Components represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, handsets, wireless broadband modems and blank prepaid vouchers, which are expensed upon sale.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition. Inventories are recognized at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the costs to sell.

Cost is determined using the weighted average method.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.Inventories (continued)

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

i.Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.	Assets held for sale

Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

k.	Intangible assets

Intangible assets mainly consist of software. Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortisation and impairment losses, if any. Intangible assets are amortized over their estimated useful lives. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets except goodwill are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

l.Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any.

The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition, and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.Property and equipment (continued)

Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	5-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	3-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Other telecommunication peripherals	5
Office equipment	2-5
Vehicles	4-8
Customer Premises Equipment (“CPE”) asset	4-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is measured reliably.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use or sale.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.Leases

Accounting policy for leases applied from January 1, 2020

PSAK 73 sets out a comprehensive model for identification of lease agreements and its treatment in the financial statements of both lessees and lessors. PSAK 73 introduces a control model for the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer.

The Group adopted PSAK 73 as at January 1, 2020 using the modified retrospective method by recognizing the cumulative effect of initially applying PSAK 73 as an adjustment to the opening balance of equity at January 1, 2020. Accordingly, the comparative information presented for 2019 has not been restated and it is presented, as previously reported, under PSAK 30 and the related interpretations.

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract, except in cases where the Group is reasonably certain of exercising renewal options contractually foreseen.

The Group has made use of the package of practical expedients available under the transition guidance within PSAK 73, which among other things:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
●	the accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2020 as short-term leases;
●	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application;
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
●	apply PSAK 73 to leases that were previously identified under PSAK 30 and ISAK 8, and not to apply PSAK 73 to those that were not previously identified under these two standards;
●	not to separate non-lease components from lease components, and instead, account for both as a single lease component; and
●	not to recognize a lease liability and a Right-of-Use (“ROU”) asset for leases where the underlying assets are low-value assets (i.e. underlying assets with a maximum value of USD5,000 or IDR50 million when new).

PSAK 73 also permits the Group not to reassess the Group prior conclusions about lease identification, lease classification and the Group has  elected to carry forward the historical lease assessments and relied on its assessment made applying PSAK 30 and ISAK 8 Determining whether an Arrangement contains a Lease. The Group applies the definition of a lease and related guidance set out in PSAK 73 to all lease contracts entered into or modified on or after January 1, 2020.

i.	The Group as Lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and ROU assets representing the right to use the underlying assets.

The Group recognizes ROU assets at the commencement date of the lease. ROU assets are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, restoration costs and lease payments made at or before the commencement date less any lease incentives received.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.	Leases (continued)

Accounting policy for leases applied from January 1, 2020 (continued)

i.The Group as Lessee (continued)

ROU assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Years
Land rights	50
Buildings	15-40
Transmission installation and equipment	3-25
Power supply	3-20
Vehicles	4-8
Others	2-25

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The ROU assets are subject to impairment in accordance with PSAK 48 Impairment of Assets.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset.

Short-term leases with a duration of less than 12 months, short-term lease ends within 12 months after January 1, 2020 and low-value leases, as well as those lease elements, partially or totally not complying with the principles of recognition defined by PSAK 73 will be treated similarly to operating leases. The Group will recognize those lease payments on a straight-line basis over the lease term in the consolidated statements of profit or loss and other comprehensive income.

ii.	The Group as Lessor

Under PSAK 73, a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently. Leases in which the Group transfers substantially all the risks and rewards incidental to ownership of an asset are classified as finance  leases, otherwise it will be classified as an operating leases. Lease classification is made at the inception date and is reassessed only if there is a lease modification.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.	Leases (continued)

Accounting policy for leases applied from January 1, 2020 (continued)

ii.The Group as Lessor (continued)

At the commencement date, the Group recognizes assets held under a finance lease at an amount equal to the net investment in the lease and present it as finance lease receivable. The net investment in the lease include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and residual value guarantees provided to the lessor by the lessee. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the lessee and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

As required by PSAK 73, an allowance for expected credit loss has been recognized on the finance lease receivables.

Rental income arising from operating leases is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

If an arrangement contains lease and non-lease components, the Group applies PSAK 72 Revenue from Contracts with Customers to allocate the consideration in the contract.

Accounting policy for leases applied until December 31, 2019

i.	As lessee

A lease is classified at the commencement date as a finance lease or operating lease. A lease that transfers substantially all the risks and benefits associated with ownership of shares to the Group is classified as a finance lease.

The finance lease is capitalized at the beginning of lease terms at the fair value of the leased assets or, if lower, present value of the minimum lease payment. Lease payments are apportioned between the finance charge and rental expenses. The finance charge is allocated to each period during the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability. Financial charges are recognized as finance costs in profit or loss.

The Group did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application for leases previously classified as finance leases (i.e. the ROU assets and lease liabilities equal the lease assets and liabilities recognized under PSAK 30). The requirements of PSAK 73 were applied to these leases from January 1, 2020.

Leased assets are depreciated based on the useful lives. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the leasfe terms, the leased assets are fully depreciated over the shorter of the lease terms and their economic useful lives.

Operating leases are leases other than finance leases. Payments are charged under operating leases are recognized as an expense in profit or loss on a straight-line basis over the lease period.

ii.	As lessor

Leases where the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. The initial direct costs incurred in negotiating and arranging operating leases are added to the carrying value of the leased assets and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as income in the period in which they are earned.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

o.	Trade payables

Trade payables are obligations to pay for goods and/or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if the payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

p.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facilities to which it relates.

q.	Foreign currency translations

The functional currency and the reporting currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Ltd., Hong Kong, Telekomunikasi Indonesia International Pte. Ltd., Singapore, Telekomunikasi Indonesia International Inc., USA and Telekomunikasi Indonesia International S.A., Timor Leste whose functional currency is maintained in U.S. dollars and Telekomunikasi Indonesia International, Pty. Ltd., Australia whose functional currency is Australian dollars, TS Global Network Sdn. Bhd. and Telekomunikasi Indonesia International Sdn. Bhd. whose functional currency is Malaysian ringgit.

Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	March 31, 2020		December 31, 2019
	Buy	Sell	Buy	Sell
United States dollar (“US$”) 1	16.300	16.320	13,880	13,885
Australian dollar (“AU$”) 1	10.013	10.034	9,724	9,729
Euro ("EUR") 1	17.896	17.923	15,559	15,571
Japanese yen ("JPY") 1	150,24	150,44	127.76	127.82
Malaysian ringgit (“MYR”) 1	3.775	3.788	3,390	3,394

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income, of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition

Revenue from contract with customers

PSAK 72 establishes a comprehensive framework to determine how, when and how much revenue is to be recognized. The standard provides a single, principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfil a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

The Group adopted PSAK 72 as at January 1, 2020 using the modified retrospective method by recognising the cumulative effect of initially applying PSAK 72 as an adjustment to the opening balance of equity at January 1, 2020.

The Group has also elected to apply the following practical expedients on the transition date:

(i)	Completed contracts - the Group applied PSAK 72 only to customer contracts that had not been completed on January 1, 2020; and
(ii)

Contract modifications - instead of applying a retrospective approach to quantify the cumulative effects of contract modifications from the time each modification was made; the Group aggregated the effects of all contract modifications that occured before January 1, 2020 in order to:

(a)	identify satisfied and unsatisfied performance obligations;
(b)	determine the transaction price of the latest modified contract; and
(c)	allocate the transaction price to the satisfied and unsatisfied performance obligations as of January 1, 2020.

Moreover, the Group also elected to apply practical expedient to not account for the effect of financing component when the period between the payment for a promised good or service and the transfer for such good or service to the customer is less than one year, in adopting PSAK 72.

Below is the summary of the Group’s revenue recognition accounting policy for each revenue stream:

i.	Mobile

Revenue from mobile primarily comprises of revenue from cellular service which among others: telephone service, interconnection service, internet and data service and Short Messaging Services (“SMS”) service. Those services are offered on postpaid or prepaid basis, which for prepaid, the sales of starter packs (also known as SIM cards and start-up load vouchers) and pulse reload vouchers are recognized initially as contract liabilities. The Group recognise contract assets for provision of service from postpaid customers not yet billed.

All mobile services revenues are recognized based on output method, either per actual usage or allowance unit used (if services sold in plan basis), because the customer simultaneously receives and consumes the benefits provided by the Group.

For services sold in bundled plan, total consideration is allocated to performance obligations based on stand-alone selling price for each of product and/or service. The Group estimated the stand-alone selling price using the price enacted if the services are sold on a stand-alone basis. Most bundled plans sold by the Group only include services which are generally satisfied over the same period of time. Therefore the revenue recognition pattern is generally not impacted by the allocation.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

i.	Mobile (continued)

As part of its marketing programme, the Group had a customer loyalty programme named “Telkomsel Poin”, which allows customers to accumulate points for every certain multiple of the telecommunication service usage. The points can be redeemed in the future for free or discounted products or services, provided that other qualifying conditions are achieved.

The consideration that is received is allocated between the telecommunication services and the points issued, with the consideration allocated to points that are equal to its fair value. The fair value of the points is determined according to historical information relating to the redemption rate of award points. The fair value of the points that are issued is deferred and recognized as revenue when the points are redeemed or have expired.

ii.	Consumer

Revenue from Consumer primarily comprises of revenue from fixed telephone and Indihome services. Revenues from fixed telephone service are derived from customer who subscribes to fixed telephone service only. While revenues from Indihome service are derived from customer who subscribes to internet service or to more than one retail products. Those services are offered on postpaid basis which billed in in the following month. The contracts are offered as month to month contract.

All consumer services are recognized using the output method based on the customer's actual usage or time elapsed if the service sold as plan basis as the customer simultaneously receives and consumes the benefits provided by the Group.

The Group has a bundled services plan named “Indihome”. Under this bundled plan, the customer is allowed to subscribe to a combination of Consumer’s service (i.e. telephone, internet and data and paid TV). Prior to 2018, the Group allocates the total contract price to the distinct performance obligations based on the stand-alone selling price of each performance obligation. The Group estimates the stand-alone selling price using the price enacted if the services are sold on a stand-alone basis. Starting from 2019, this bundled service presented under single line item “Indihome” in note to financial statements (Note 24) in order to be more appropriate and representative of services delivered to customers.

Customers may be required to pay an upfront fee at the commencement of the contract. The upfront fee is considered to be a material right because the customer is not required to pay an upfront fee when the customer renews the service beyond the original contract period. The Group values the renewal option in the amount of the consideration received from the upfront fee for the installation service. The Group defers the amount of renewal option and recognizes it as revenue on a straight-line basis over the expected term of the customer relationships. The Group estimates the expected customer life based on the historical information and customer trends and updates the evaluation on an annual basis.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

iii.	Enterprise

Revenue from Enterprise primarily comprises of revenue from providing telephone service, data and internet service, information technologies service, and other services (e.g. sales of peripherals, manage service, call center service, e-health, e-payment, and others.). Some of the contracts with enterprise customers are bespoke in nature.

Revenues from enterprise are recognized overtime using output method based on actual usage or time elapsed if the provision of service does not depend on usage (i.e. minute of voice, kilobyte of data, etc.), except for sales of goods which are recognized as a point in time, because the customer simultaneously receives and consumes the benefits provided by the Group. Revenues for performance obligations that are satisfied at a point in time is recognized when control of goods is transferred to the customer, typically when the customer has physical possession of the goods.

Some of the arrangements in enterprise are offered as bundled arrangements. For bundled arrangements, the product and/or service in the contract is accounted for as an individual performance obligation when it is separately identifiable from other promises in the contract and the customer can benefit from the product/service on its own. The total consideration is allocated to each distinct performance obligation that has been included in the contract, based on its stand-alone selling price. The stand-alone selling price is determined according to the observable prices at which individual product and/or service are sold separately, adjusted for market conditions and normal discounts as appropriate. Alternatively, when the observable prices are not available, the expected cost plus margin approach is used to determine the stand-alone selling prices.

Certain contracts with enterprise customers may give rise to variable consideration as the contract price depends on a future event (e.g. usage based contract or revenue-share based contract). In estimating the variable consideration, the Group is required to use either the expected value method or the most likely amount method based on the method that better predicts the amount of consideration to which it will be entitled. The Group determines that the most expected value method is the appropriate method to use in estimating the variable consideration for a single contract with a large number of possible outcomes.

Before including any amount of variable consideration in the transaction price, the Group considers whether the amount of variable consideration is constrained. The Group determines that the estimates of variable consideration are not constrained based on its historical experience, business forecast and the current economic conditions and only includes variable consideration to the extent that it is highly probable that a significant reversal in the amount of cummulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

When another party is involved in providing products and/or services to a customer, the Group is the principal if it controls the specified products and/or services before those products and/or services are transferred to the customer. Revenues are recorded on the net amount that has been retained (the amount paid by the customer less the amount paid to the suppliers), when, in substance, the Group has acted as agent and earned commission from the suppliers of the products and/or services sold.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

iv.	Wholesale and International Business (“WIB”)

Revenue from WIB is mainly comprised of interconnections service for interconnection of other telecommunications carriers’ subscriber calls to the Group’s subscribers (incoming) and calls between other telecommunications carriers subscribers through the Group’s network (transit) and network service with other telecommunications carriers. All of these services are recognized based on output method using the basis of the actual recorded traffic for the month.

Incremental cost of obtaining/fulfilling contract with customers

The incremental costs of obtaining/fulfiling contracts with customers, which principally is comprised of sales commissions and contract fulfilment costs, are initially recognized on the statement of financial position. These costs are subsequently amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services. Costs that do not qualify as costs of obtaining/fulfilling contract with customers are expensed as incurred or in accordance with other relevant standards.

Revenue from other sources

Revenue from other sources’s comprise of revenue from telecommunication tower leases and other rental. Rental income is recognized on a straight-line basis over the lease term and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Accounting policy for revenue applied until December 31, 2019

i.	Cellular revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

(a)	Airtime and charges for value added services are recognized based on usage by subscribers.
(b)	Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from prepaid service, which consist of the sale of starter packs (also known as SIM cards and start-up load vouchers) and pulse reload vouchers, are recognized initially as unearned income and recognized as revenue based on total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

ii.	Fixed line telephone revenues

Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from fixed line installations are deferred and recognized as revenue on the straight-line basis over the expected term of the customer relationships. The Group estimates the expected customer life based on the historical information and customer trends and updates the evaluation on an annual basis.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

Accounting policy for revenue applied until December 31, 2019 (continued)

iii.Indihome’s revenues

Revenues from Indihome service is derived from customer who subscribes to internet service or to more than one retail products. Those services are offered on postpaid basis which is billed in the following month. The contracts are offered as month to month contract and revenues are recognized monthly as its billed.

Revenues from Indihome connection installations are deferred and recognized as revenue on a straight-line basis over the estimated term of customer relationship based on historical information and customer trends and also update its annually evaluation.

iv.	Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derived from other operators’ subscriber calls to the Group’s subscribers (incoming) and calls between subscribers of other operators through the Group’s network (transit).

v.	Data, internet, and information technology service revenues

Revenues from data communication and internet are recognized based on service activity and performance which are measured by the duration of internet usage or based on the fixed amount of charges depending on the arrangements with customers.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods are delivered to customers or the installation takes place.

Revenue from computer software development service is recognized using the percentage-of-completion method.

vi.	Network revenues

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered.

vii.	Other revenues

Revenues from sales of peripherals or other telecommunications equipments are recognized when delivered to customers.

Revenues from telecommunication tower leases are recognized on straight-line basis over the lease period in accordance with the agreement with the customers.

Revenues from other services are recognized when services are rendered to customers.

viii.	Multiple-element arrangements

Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. The total revenue is allocated to each separately identifiable component based on the relative fair value of each component and the appropriate revenue recognition criteria are applied to each component as described above.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

Accounting policy for revenue applied until December 31, 2019 (continued)

ix.	Agency relationship

Revenues from an agency relationship are recorded based on the gross amount billed to the customers when the Group acts as principal in the sale of goods and services. Revenues are recorded based on the net amount retained (the amount paid by the customer less amount paid to the suppliers) when, in substance, the Group has acted as agent and earned commission from the suppliers of the goods and services sold.

x.Customer loyalty programme

The Group operates a loyalty programme, which allows customers to accumulate points for every certain multiple of the telecommunication services usage. The points can be redeemed in the future for free or discounted products or services, provided other qualifying conditions are achieved.

Consideration received is allocated between the telecommunication services and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined based on historical information about redemption rate of award points.
Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or expired.

xi.Expenses

Expenses are recognized as they are incurred.

s.	Employee benefits

i. Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.Employee benefits (continued)

ii.Post-employment benefit plans and other long-term employee benefits (continued)

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

(a)	The date of plan amendment or curtailment; and
(b)	The date that the Group recognized restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or assets.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in “Personnel Expenses” as they become payable.

iii. Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employee’s services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

iv.	Early retirement benefits

Early retirement benefits are accrued at the time the Group makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

t.Taxes

Income tax

Current and deferred income taxes are recognized as income or an expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the tax arises from a transaction or event which is recognized directly in equity, in which case, the tax is recognized directly in equity.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Taxes (continued)

Income tax (continued)

Current income tax assets and liabilities are measured at the amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted or substantively enacted at each reporting date. Management periodically evaluates positions taken in Annual Tax Returns ("Surat Pemberitahuan Tahunan"/ "SPT Tahunan") with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the Tax Authorities.

Tax assessment

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal are determined. The additional taxes and penalty imposed through an SKP are recognized in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria. The changes due to an error will be disclosed in accordance with PSAK 25: Accounting Policies, Changes in Accounting Estimates and Error

Deferred tax

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced if there is no longer probable that sufficient taxable profit will be available to compensate part or all of the benefits of deferred tax assets. Unrecognized deferred tax assets are reassessed at each reporting date and recognized if it is probable that future taxable profits will be available for recovery. Tax deductions arising from the reversal of deferred tax assets are excluded from estimates of future taxable income.

Deferred tax transactions which are recognized outside profit or loss are recognized outside profit or loss. Therefore, deferred taxes on these transactions are recognized either in other comprehensive income or recognized directly in equity.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, if and only if it has a legally enforceable right to set off current tax assets and liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same Tax Authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

Value added tax (“VAT”)

Revenues, expenses and assets are recognized net of the VAT amount except:

i.	VAT arising from the purchase of assets or services that cannot be credited by the Tax Office, which VAT is recognized as part of the acquisition cost of the asset or as part of the applied expenses; and
ii.	Receivables and payables are presented including the amount of VAT.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Taxes (continued)

Uncertainty over income tax

In accordance with ISAK 34: Uncertainty Over Income Tax Treatments which is effective on January 1, 2019, stated that the recognition and measurement of tax assets and liabilities that contain uncertainty over income tax are determined by considering whether to be treated separately or together, the assumptions used in the examination of tax treatments by the Tax Authorities, consideration the probability that the Tax Authorities will accept uncertain tax treatment and re-consideration or estimation if there is a change in facts and circumstances.

If the acceptation of tax treatment is probable, the measurement is in line with income tax fillings. If the acceptation of tax treatment is not probable, the Group uses tax amounts using the method that provides the better predict of resolution (i.e. most likely amount or expected value).

Accordingly, management believes that the interpretation did not have a significant impact on the consolidated financial statements.

Final tax

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on such transaction remains subject to tax even though the tax payer incurred a loss on the transaction.

Final tax on construction services and lease is presented as part of “Other Income (Expenses) - net”.

u.Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. The group adopted PSAK 71 as at January 1, 2020

i.	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through OCI (“FVTOCI”), and fair value through profit or loss (“FVTPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component of for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transactions costs. Trade receivables that do not contain a significant financing component or which the Group has applied the practical expedient are measured at the transaction price determined under PSAK 72.

In order for a financial asset to be classified and measured at amortized cost or FVTOCI, it needs to give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding. This assessment is referred to as the solely payments of principal and interest (SPPI) testing and it is performed at instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to buy or sell the asset.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

i.	Financial assets (continued)

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

a.	Financial assets at amortized cost (debt instruments)

This category is the most relevant to the Group. The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Group’s financial assets at amortized cost consist of cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets.

b.Financial assets at FVTOCI with recycling of cumulative gains and losses (debt instruments)

The Group measures debt instruments at FVTOCI if both of the following conditions are met:

●	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at FVTOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Group have no debt instruments classified at FVTOCI with recycling of cumulative gains and losses as of March 31, 2020.

c.Financial assets designated at FVTOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVTOCI when they meet the definition of equity under PSAK 71 and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVTOCI are not subject to impairment assessment. There’s no equity investments elected under this category as of March 31, 2020.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

i.	Financial assets (continued)

Subsequent measurement (continued)

d.Financial assets at FVTPL

Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at FVTPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not fulfilled with solely payments of principal and interest (SPPI) testing are classified and measured at FVTPL, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVTOCI, as described above, debt instruments may be designated at FVTPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss. The Group’s financial assets at FVTPL consists of equity investments, other long-term investments, mutual funds, and convertible bonds.

Expected credit losses (“ECL”)

The Group recognizes an allowance for ECL for all debt instruments not held at FVTPL. ECL are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECL are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECL are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECL. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For debt instruments at FVTOCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the external credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

The Group’s debt instruments at FVTOCI comprise solely of quoted bonds that are graded in the top investment category (Very Good and Good) by the Good Credit Rating Agency and, therefore, are considered to be low credit risk investments. It is the Group’s policy to measure ECL on such instruments on a 12-month basis. However, when there has been a significant increase in credit risk since origination, the allowance will be based on the lifetime ECL. The Group uses the ratings from the Good Credit Rating Agency both to determine whether the debt instrument has significantly increased in credit risk and to estimate ECL.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

i.Financial assets (continued)

Expected credit losses (“ECL”) (continued)

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. Trade receivables is written off when there is low possibility of recovering the contractual cash flow, after all collection efforts have been done and have been fully provided for allowance.

ii.Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loan and borrowings and payables, net of directly attributable transaction costs.

The Group classifies its financial liabilities as: (i) financial liabilities at FVTPL or (ii) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, interest-bearing loans, other borrowings and other liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans, and obligations under finance leases.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

a.	Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVTPL are designated at the initial date of recognition, and only if the criteria in PSAK 71 are satisfied. The Group has not designated any financial liability as at FVTPL.

b.Financial liabilities measured at amortized cost

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and other borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortisation process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit or loss. This category generally applies to interest-bearing loans and other borrowings. For more information, refer to Note 19 Long-Term Loans and Other Borrowings.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

iii.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of set-off must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

(i)the normal course of business;
(ii)the event of default; and
(iii)the event of insolvency or bankruptcy of the Group and all of the counterparties.

iv.	Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

v.	Hedge Accounting

The Group does not apply hedge accounting.

Accounting policy for financial instruments applied until December 31, 2019

The Group classifies financial instruments into financial assets and financial liabilities. A Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest method in accordance with their classification.

i.	Financial assets

The Group classifies its financial assets as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity investment or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of financial assets at initial recognition.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, other current financial assets, trade receivables and other receivables, other non-current financial assets, and available-for-sale investments.

‘(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other income (expense) in consolidated statements of profit or loss and other comprehensive income in the period in which they arise.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

Accounting policy for financial instruments applied until December 31, 2019 (continued)

i.Financial assets (continued)

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables consist of, among other, cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets (long-term trade receivables and restricted cash).

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

(c)Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities on which management has the positive intention and ability to hold to maturity, other than:

●	those that the Group, upon initial recognition, designates as at fair value through profit or loss;
●	those that the Group designates as available-for-sale; and
●	those that meet the definition of loans and receivables.

(d)	Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite periods of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale investments primarily consist of mutual funds, corporate and government bonds and capital stock, which are recorded as part of “Other current financial assets” and “Long-term investments” in the consolidated statements of financial position.

Available-for-sale investments are stated at fair value. Unrealized holding gains or losses on available-for-sale investments are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statements of financial position until realized. Realized gains or losses from the sale of available-for-sale investments are recognized in the consolidated statements of profit or loss and other comprehensive income, and are determined on the specific identification basis.

Impairment of financial assets

The Group assesses the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial assets. Impairment is recognized when the loss can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognized.

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a Group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in the collective assessment of impairment.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

Accounting policy for financial instruments applied until December 31, 2019 (continued)

i.	Financial assets (continued)

Impairment of financial assets (continued)

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss.

For available-for-sale financial assets, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. When a decline in the fair value of an available-for-sale financial asset has been recognized in other consolidated comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other consolidated comprehensive income is recognized in profit or loss as an impairment loss. The amount of the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized.

ii.	Financial liabilities

The Group classifies its financial liabilities as (a) financial liabilities at fair value through profit or loss or (b) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, interest-bearing loans, other borrowings and other liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans, and obligations under finance leases.

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is incurred principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking.

(b)	Financial liabilities measured at amortized cost

Financial liabilities that are not classified as liabilities at fair value through profit or loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are trade and other payables, accrued expenses, interest-bearing loans, other borrowings, and other liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans, and obligations under finance leases.

iii.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of set-off must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

(a)the normal course of business;
(b)the event of default; and
(c)	the event of insolvency or bankruptcy of the Group and all of the counterparties.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

iv.	Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arm’s length transaction.

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, a discounted cash flow analysis or other valuation models.

v.Derecognition of financial instrument

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

v.	Sukuk Ijarah

Sukuk Ijarah issued by the Group is recognized at nominal value, adjusted to the premium or discount and related transaction costs. The difference between the carrying amount and the nominal value is amortized on a straight-line basis over the period of the sukuk and is recognized in the income statement as the sukuk issuance expense.

Sukuk Ijarah, after adjusting for premium or discount and unamortized transaction costs, is presented as part of liabilities.

w. Treasury stock

Reacquired Company shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. The difference between the cost and the proceeds from the sale/transfer of treasury stock is credited to “Additional Paid-in Capital”.

x.	Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

y.Basic and diluted earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial instruments.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

z.	Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and

iii.   for which discrete financial information is available.

aa.	Provisions

Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

ab.	Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an asset may be impaired. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognized in profit or loss as part of “Depreciation and Amortisation” in the consolidated statements of profit or loss and other comprehensive income.

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill can not be reversed in future periods.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.Current and non current classifications

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is presented current when it is:

i.expected to be realized or intended to be sold or consumed in the normal operating cycle;
ii.held primarily for the purpose of trading;
iii.expected to be realized within twelve months after the reporting period; or
iv.cash or cash equivalent unless restricted from being exchanged or used to settle a liability for a least twelve months after the reporting period.

Asset which do not meet above criterias, classified as non current assets.

A liability is current when:

i.it is expected to be settled in the normal operating cycle;
ii.it is held primarily in the proposed of trading;
iii.it is due to be settled within twelve months after reporting period;
iv.there is no unconditional right after deferred the settlement of the liability for at least twelve months after the reporting period.

The terms of liability that could, at the option of counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Liabilities which do not meet above criterias, classified as long term liabilities.

Deffered tax assets and liabilities are classified as non-current assets and liabilities.

ad.	Changes in accounting policy and disclosures

PSAK 71

The Group has applied PSAK 71 modified retrospective approach on the required effective date, January 1, 2020. The 2020 opening balances have been adjusted, but the previous periods have not been restated. Some of the key changes that impacted the Group include the following:

a.	Classification and measurement

Under PSAK 71, the Group classifies its financial assets as at amortized cost, at FVTPL, and at FVTOCI. Previously under PSAK 55, its classified as loan and receivables and available for sale. The classification is based on two criteria: the Group’s business model for managing the assets; and whether the instruments’ contractual cash flows represent solely payments of principal and interest on the principal amount outstanding.

The assessment of the Group’s business model was made as of the date of initial application,
January 1, 2020, and then applied retrospectively to those financial assets that were not derecognized before January 1, 2020. The assessment of whether contractual cash flows on debt instruments are solely payments of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.

The classification and measurement requirements of PSAK 71 have an impact on some of the Group’s available for sale financial assets as they have to be measured at FVTPL as the instruments’ contractual cash flow does not represent solely payments of principal and interest. The Group continued measuring at amortized cost for all financial assets previously classified as loans and receivables under PSAK 55.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ad.	Changes in accounting policy and disclosures (continued)

PSAK 71 (continued)

a.Classification and measurement (continued)

The table below illustrates the classification and measurement of financial assets under PSAK 71 and PSAK 55 at the date of initial application, January 1, 2020:

	Original measurement	New measurement
	category under PSAK 55	category under PSAK 71
Cash and cash equivalents	Loans and receivables	Amortized cost
Trade receivables	Loans and receivables	Amortized cost
Convertible bonds	Available for sale	FVTPL
Debt instruments	Available for sale	FVTOCI
Equity investments	Available for sale	FVTPL

b.Impairment

The adoption of PSAK 71 has fundamentally changed the Group’s accounting for impairment losses for financial assets by replacing PSAK 55’s incurred loss approach with a forward-looking ECL approach. PSAK 71 requires the Group to recognise an allowance for ECL for all debt instruments not held at FVTPL and contract assets.

PSAK 72

The Group has adopted PSAK 72 from January 1, 2020 using the modified retrospective approach, which means the Group elected not to restate comparative figures but any adjustments to the carrying amounts at transition date were recognized in the opening balance of retained earnings and non-controlling interest. Some of the key changes that impacted the Group include the following:

●	Based on the new requirements under PSAK 72, contract assets and contract liabilities have been added as new lines in the consolidated statements of financial position. Previously, contract assets were reported as trade receivables and contract liabilities were reported as unearned income.
●	Contract costs that consist of costs to obtain and fulfill the contract have been added as new line in the consolidated statement of financial position. Previously, these contract costs were expensed as incurred or amortized with systematic basis that is inconsistent with the recognition of related revenue.
●	Revenues from contracts with customers which measured under PSAK 72 are separately presented from revenues from other sources.

In the transition date of PSAK 72, the application of variable consideration and timing of revenue recognition principle results in the Group recognized an increase in retained earnings as the amount of revenue recognized for the completed performance obligation under PSAK 72 is greater than the revenue recognized under the previous revenue standard. In return, the Group recognizes contract assets as the Group’s right to consideration in exchange for the completed performance obligation. The contract assets are subsequently reclassified as trade receivables when the consideration becomes unconditional.

The Group also recognizes capitalisation of incremental costs of obtaining and fulfilling the contracts with customers. In contrast to the previous standards that required the Group to expense these costs as incurred, the capitalised contract costs are now amortized on a consistent basis with the transfer to the customer of the goods or services to which the contract costs relate.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ad.	Changes in accounting policy and disclosures (continued)

PSAK 73

The Group has applied PSAK 73 using modified retrospective approach on the required effective date, January 1, 2020. The 2019 opening balances have been adjusted, but the previous periods have not been restated. Some of the key changes that impacted the Group include the following:

a.Right-of-use assets and lease liabilities

Adoption of PSAK 73 resulted in the Group’s future minimum lease payments under non-cancellable operating leases to be recognized as lease liabilities with corresponding
Right-of-Use (“ROU”) assets.

Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2020. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2020 was 8.67%.

b.Sublease

The Group has reclassified certain of its sublease agreements as finance leases. The portion of the ROU assets subject to sublease is de-recognized and a sublease receivable is recognized in the balance sheet when the sublease commences.

The effect of adopting PSAK 71, PSAK 72, and PSAK 73 were as follows:

PSAK 71,72, and 73
ASSETS
Trade receivables – net provision for impairment
of receivables	(1,114)
Contract assets	968
Other receivables – net provision for impairment
of receivables	(92)
Contract cost	487
Other current assets	(1,781)
Long-term investments	244
Property and equipment - net of accumulated depreciation	(2,154)
ROU assets	20,997
Deferred tax assets	(87)
Contract cost - noncurrent	698
Other non-current assets	(3,170)
14,996

LIABILITIES
Accrued expenses	85
Unearned income - current	903
Contract liabilities	(1,065)
Deferred tax liabilities	62
Unearned income - net of current portion	83
Long-term borrowings - net of current maturities	(14,510)
(14,442)

EQUITY
Other equity	48
Retained earnings - unappropriated	(649)
Non-controlling Interests	47
(554)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ad.	Changes in accounting policy and disclosures (continued)

The impact of the changes to the current period financial statements is as follow:

		Previous
	New standard	standard	Adjusment
STATEMENT OF FINANCIAL POSITION
ASSETS
Cash and cash equivalents	24,365	24,365	0
Trade receivables - net provision for impairment
of receivables	15,284	15,548	(264)
Contract asset	748	-	748
Other receivables - net provision for impairment
of receivables	176	283	(107)
Contract cost	342	-	342
Other current assets	4,839	6,650	(1,811)
Long-term investments	2,059	1,861	198
Property and equipment - net of accumulated
depreciation	153,575	155,729	(2,154)
Right-of-use assets	19,980	-	19,980
Deferred tax assets - net	2,824	2,765	59
Contract asset - nettoff current portion	327	-	327
Contract cost - nettoff current portion	757	-	757
Other non-current assets	5,037	8,113	(3,076)
TOTAL ASSETS	230,313	215,314	14,999

LIABILITIES
Accrued expenses	14,854	14,629	(225)
Unearned income	666	6,428	5,762
Contract Liabilities	6,748	-	(6,748)
Short-term loans and current maturities
of long-term borrowings	12,301	9,223	(3,078)
Deferred tax liabilities	1,008	1,043	35
Contract liabilities – netoff current portion	823	-	(823)
Long-term loans and other borrowings	39,503	30,003	(9,500)
TOTAL LIABILITIES	75,903	61,326	(14,577)

EQUITY
Other equity	779	827	48
Retained earnings	82,667	82,129	(538)
Non-controlling Interests	20,100	20,168	68
TOTAL EQUITY	103,546	103,124	(422)

STATEMENT OF PROFIT OR LOSS
REVENUES	34,194	34,126	(68)
Operations, maintenance and telecommunication
service	(8,252)	(9,244)	(992)
Depreciation and amortization	(6,849)	(5,888)	961
General and administrative	(1,572)	(1,448)	124
Marketing	(641)	(726)	(85)
Other income (expenses) - net	(186)	(158)	28
Finance income	219	263	44
Finance costs	(1,215)	(976)	239
Tax effect	208	89	(119)

OTHER COMPREHENSIVE INCOME (EXPENSES)
Foreign currency translation	419	487	68
Net (loss) gain on available for sale
financial assets	-	1	1

Profit for the year attributable to:
Owners of the parent company	5,862	5,973	111
Non-controlling interests	2,439	2,460	21

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ad.	Changes in accounting policy and disclosures (continued)

The impact of the changes to the current period financial statements is as follow (continued):

(In billions of
Indonesia Rupiah)
STATEMENT OF CASHFLOWS
Net cash flows from operating activities (PSAK 30R)
Operating lease payments	909
Net cash flows from financing activities (PSAK 73)
Payment of principal portion of lease liabilities	2,269

ae.	Critical accounting considerations, estimates and assumptions

The preparation of the Group's consolidated financial statements requires management to make decisions, estimates and assumptions that affect the amount of revenue, expenses, assets and liabilities reported, and the accompanying disclosures, and disclosures of contingent liabilities, at the end of the reporting period.

Uncertainty about these assumptions and estimates can produce results that require a material adjustment to the carrying amounts of assets and liabilities affected in the coming periods.

i.	Consideration

The following considerations were made by management in applying the Group's accounting policies that have the most significant influence on the amounts recognized in the consolidated financial statements:

Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amounts of income tax are disclosed in Note 28.

ii.	Estimates and assumptions

Estimates and assumption are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment (ROI). Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ae.	Critical accounting considerations, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(a)	Retirement benefits (continued)

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 31 and 32.

(b)	Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation, and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence, and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

Details of the nature and carrying amounts of property and equipment are disclosed in Note 11.

(c)	Determining the lease term of contracts with renewal and termination options - Group as lessee

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ae.	Critical accounting considerations, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(d)  Credit loss provision for financial assets

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a credit provision methodology that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors, and the economic environment.

For term deposits and debt instruments at fair value through OCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the deposits or debt instrument are considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

The Group assesses whether there is objective evidence that other receivables or other financial assets have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amounts of provision for impairment of other receivables are disclosed in Note 5.

(e)	Revenue

(i)	Critical judgements in determining the performance obligation, timing of revenue recognition and revenue classification

The Group provides information technology services that are bespoke in nature. Bespoke products consist of various goods and/or services bundled together in order to provide integrated solution services to customers. In addition to the bespoke service, Group also provide multiple standard product as bundling product in contract with customer. Significant judgment is required in determining the number and nature of performance obligations promised to customers in those contracts. The number and nature of performance obligations will determine the timing of revenue recognition for such contract.

The Group reviews the determination of  performance obligations on a contract-by-contract basis. When a contract consisting of several goods and/or service is assessed to have one performance obligations, the Group applies a single method of measuring progress for the performance obligation based on the measurement method that best depicts the economics of the contract, which in most cases is over time.

The Group also presents the revenue classification using consistent approach. When a contract consisting of several goods and/or service is assessed to have one performance obligations, the Group presents that performance obligations in one financial statement line items which best represent the main service of the Group, which in most cases is the internet, data communication and information technology services.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ae.	Critical accounting considerations, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(e)	Revenue (continued)

(ii)	Critical judgements in determining the stand-alone selling price

The Group provides wide array of products related to telecommunication and technology. To determine the stand-alone selling price for goods and/or services that do not have any readily available observable price, the Group uses the expected cost-plus margin approach.

Significant judgment is required in determining the margin for each contract that contains goods and/or services with an unobservable price. The Group currently determines the appropriate margin based  on historical achievement and information from an independent party.

(f)	Test for impairment of non-current assets and goodwill

The application of the acquisition method in a business combination requires the use of accounting estimates in allocating the purchase price to the fair market value of the assets and liabilities acquired, including intangible assets. Certain business acquisitions by the Group resulted goodwill, which is not amortized but is tested for impairment annually and every indication of impairment exists.

The calculation of future cash flows in determining the fair value of fixed assets and other non-current assets of entities acquired at the acquisition date with significant estimates. Although management believes that the assumptions used are appropriate, significant changes to those assumptions can materially affect the evaluation of recoverable amounts and may result in impairment according to PSAK 48: Impairment of Assets.

(g)	Acquisition

The Group evaluates each acquisition transaction to determine whether it will be treated as an asset acquisition or business combination. For transactions that are treated as an asset acquisition, the purchase price is allocated to the assets obtained, without the recognition of goodwill. For acquisitions that meet the business combination definition, the Group applies the accounting acquisition method for assets acquired and liabilities assumed are recorded at fair value at the acquisition date, and the results of operations are included with the Group's results from the date of each acquisition.

Any excess from the purchase price paid for the amount recognized for assets acquired and liabilities incurred is recorded as goodwill. The Group continues to evaluate acquisitions that are counted as a business combination for a period not exceeding one year after the applicable acquisition date of each transaction to determine whether additional adjustments are needed to allocate the purchase price paid for the assets acquired and liabilities assumed. The fair value of assets acquired and liabilities incurred are usually determined using either an estimated replacement cost or a discounted cash flow valuation method. When determining the fair value of tangible assets acquired, the Group estimates the cost of replacing assets with new assets by considering factors such as the age, condition and economic useful lives of the assets. When determining the fair value of the intangible assets obtained, the Group estimates the applicable discount rate and the time and amount of future cash flows, including the rates and terms for the extension and reduction.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

3.	CASH AND CASH EQUIVALENTS

		March 31, 2020		December 31, 2019
		Balance		Balance
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Cash on hand	Rp	-	51	-	37
Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk. (“Bank Mandiri”)	Rp	-	1,045	-	1,407
	US$	19	314	9	122
	EUR	1	26	1	23
	JPY	1	0	1	0
	HKD	1	2	0	1
	AUD	0	0	0	1,033
PT Bank Negara Indonesia (Persero) Tbk. (“BNI”)	Rp	-	1,224	-	1,033
	US$	5	75	6	86
	EUR	-	-	0	0
	SGD	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk. (“BRI”)	Rp	-	202	-	198
	US$	0	5	3	44
PT Bank Tabungan Negara (Persero) Tbk. (“BTN”)	Rp	-	49	-	51
Others	Rp	-	16	-	20
Sub-total			2,958		2,985

Third parties
The Hongkong and Shanghai Banking
Corporation Ltd. ("HSBC Hongkong")	US$	12	272	14	188
	HKD	5	10	6	10
PT Bank Bukopin Tbk. ("Bank Bukopin")	Rp	-	275	-	76
PT Bank Permata Tbk. (“Bank Permata”)	Rp	-	213	-	335
	US$	-	-	4	62
Standard Chartered Bank (“SCB”)	Rp	-	0	-	0
	US$	2	33	11	150
	SGD	7	79	1	7
PT Bank Pembangunan Daerah ("BPD")	Rp	-	74	-	121
PT Bank HSBC Indonesia ("HSBC")	Rp	-	11	-	3
Others	Rp	-	1,060	-	358
	US$	16	257	-	113
	MYR	6	23	4	12
	EUR	1	17	1	17
	EUR	1	15	0	3
	TWD	26	14	27	13
	AUD	0	5	1	7
	MOP	0	1	0	1
	HKD	0	0	0	0
Sub-total			2,359		1,476

Total cash in banks			5,317		4,461

Time deposits
Related parties
BRI	Rp	-	3,508	-	2,561
	US$	42	682	36	500
BNI	Rp	-	3,031	-	2,693
	US$	40	660	32	450
BTN	Rp	-	3,512	-	2,733
	US$	-	-	4	49
Bank Mandiri	Rp	-	3,276	-	1,129
	US$	12	200	16	215
Sub-total			14,869		10,330

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

3.	CASH AND CASH EQUIVALENTS (continued)

		March 31, 2020		December 31, 2019
		Balance		Balance
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposits (continued)
Third parties
PT Bank Pembangunan Daerah Jawa Barat
dan Banten Tbk. (“BJB”)	Rp	-	2,500	-	1,394
PT Bank CIMB Niaga Tbk.
(“Bank CIMB Niaga”)	Rp	-	600	-	992
	US$	12	193	29	398
PT Bank Maybank Indonesia Tbk. (“Maybank”)	Rp	-	29	-	14
	US$	15	237	5	70
PT Bank Mega Tbk. (“Bank Mega”)	Rp	-	250	-	400
PT Bank DBS Indonesia ("Bank DBS")	Rp	-	159	-	-
Others	Rp	-	127	-	74
	US$	1	17	8	42
	MYR	4	16	9	30
Sub-total			4,128		3,414

Total time deposits			18,997		13,744
Allowance for expexted credit losses			(0)		-
Total			24,365		18,242

Interest rates per annum on time deposits are as follows:

	March 31, 2020	December 31, 2019
Rupiah	3.75% - 7.25%	4.00% - 9.25%
Foreign currency	0.50% - 3.30%	0.50% - 3.30%

The related parties in which the Group places its funds are state-owned banks. The Group placed the majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

4.OTHER CURRENT FINANCIAL ASSETS

		2020		2019
		Balance		Balance
		Foreign currency	Rupiah	Foreign currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposits
Related parties
Bank Mandiri	Rp	-	240	-	-
BRI	Rp	-	415	-	-
Others	Rp	-	30	-	-
Third parties
SCB	US$	4	65	8	111
Others	Rp	-	18	-	18
	US$	5	83	-	71
Total time deposits			851		200

Mutual funds
Related parties
PT Bahana TCW Investment
Management ("Bahana TCW")	Rp	-	71	-	71
Total mutual funds		-	71		71

Escrow accounts	Rp	-	140	-	142
	US$	3	42	1	15
	MYR	6	22	6	19
Others	Rp	-	102	-	102
	MYR	2	6	2	5
Total			1,234		554

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	March 31, 2020	December 31, 2019
Rupiah	5.60% - 6.50%	6.50%
Foreign currency	1.20% - 2.51%	1.20% - 2.51%

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

5.	TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.	By debtor

(i)Related parties

	March 31, 2020	December 31, 2019
State-owned enterprises	1,336	1,604
Indonusa	515	494
Indosat	311	150
Others	1,157	459
Total	3,319	2,707
Provision for impairment of receivables	(884)	(915)
Net	2,435	1,792

(ii)Third parties

	March 31, 2020	December 31, 2019
Individual and business subscribers	16,389	13,710
Overseas international carriers	2,255	1,583
Total	18,644	15,293
Provision for impairment of receivables	(6,155)	(5,288)
Net	12,489	10,005

b.	By age

(i)Related parties

	March 31, 2020	December 31, 2019
Up to 3 months	2,500	1,563
3 to 6 months	160	237
More than 6 months	659	907
Total	3,319	2,707
Provision for impairment of receivables	(884)	(915)
Net	2,435	1,792

(ii)Third parties

	March 31, 2020	December 31, 2019
Up to 3 months	12,363	9,270
3 to 6 months	1,353	1,077
More than 6 months	4,928	4,946
Total	18,644	15,293
Provision for impairment of receivables	(6,155)	(5,288)
Net	12,489	10,005

(iii)Aging of total trade receivables

	March 31, 2020			December 31, 2019
		Allowance for	Expected		Provision for
		expected	credit		impairment of
	Gross	credit losses	loss rate	Gross	receivables
Not past due	10,147	780	7.7%	8,250	395
Past due up to 3 months	4,716	1,008	21.4%	2,583	513
Past due more than 3 to 6 months	1,513	605	40.0%	1,314	458
Past due more than 6 months	5,587	4,646	83.2%	5,853	4,837
Total	21,963	7,039		18,000	6,203

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

5.	TRADE RECEIVABLES (continued)

b.	By age (continued)

(iii)Aging of total trade receivables (continued)

The Group has made provision for impairment of trade receivables based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of March 31, 2020 and December 31, 2019, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp5,557 billion and Rp3,942 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.	By currency

(i)Related parties

	March 31, 2020	December 31, 2019
Rupiah	3,312	2,705
U.S. dollar	7	2
Others	0	0
Total	3,319	2,707
Provision for impairment of receivables	(884)	(915)
Net	2,435	1,792

(ii)Third parties

	March 31, 2020	December 31, 2019
Rupiah	15,327	12,883
U.S. dollar	3,160	2,298
Australian dollar	8	12
Others	149	100
Total	18,644	15,293
Provision for impairment of receivables	(6,155)	(5,288)
Net	12,489	10,005

d.Movements in the provision for impairment of receivables

	March 31, 2020	December 31, 2019
Beginning balance	6,203	5,029
Adjustment on initial application of PSAK 71	146	-
Provision recognized during the year	690	2,283
Receivables written off	-	(1,109)
Ending balance	7,039	6,203

The receivables written off relate to both related party and third party trade receivables.

Management believes that the provision for expected credit losses of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of March 31, 2020, certain trade receivables of the subsidiaries amounting to Rp6,721 billion have been pledged as collateral under lending agreements (Notes 18 and 19c).

Refer to Note 33 for details of related parties transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

6.	CONTRACT ASSETS

March 31, 2020
Contract assets	1,168
Provision for expected credit losses	(93)
Net	1,075
Short term portion	(748)
Long term portion	327

7.	INVENTORIES

	March 31, 2020	December 31 2019
Components	435	351
SIM cards and blank prepaid vouchers	176	154
Others	169	172
Total	780	677
Provision for obsolescence
Components	(68)	(62)
SIM cards and blank prepaid vouchers	(28)	(28)
Others	(3)	(2)
Total	(99)	(92)
Net	681	585

Movements in the provision for obsolescence are as follows:

	March 31, 2020	December 31 2019
Beginning balance	92	67
Provision recognized during the year	7	25
Ending balance	99	92

Management believes that the provision is adequate to cover losses from decline in inventory value due to obsolescence.

The inventories recognised as expense and included in operations, maintenance and telecommunication service expenses as of March 31, 2020 and 2019 amounted to Rp123 billion and Rp 605 billion, respectively (Note 26).

Certain inventories of the subsidiaries amounting to Rp343 billion have been pledged as collateral under lending agreements (Notes 19c).

As of March 31, 2020 and December 31, 2019, modules and components held by the Group with book value amounting to Rp108 billion and Rp112 billion, respectively, have been insured against fire, theft, and other specific risks. Total sum insured as of March 31, 2020 and December 31, 2019 amounted to Rp155 biliion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

8.	OTHER CURRENT ASSETS

The breakdown of other current assets is as follows:

	March 31, 2020	December 31, 2019
Prepaid annual frequency license (Note 36c.i)	3,307	3,879
Advances	918	670
Prepaid salaries	242	189
Prepaid rental	101	1,403
Others	271	511
Total	4,839	6,652

9. CONTRACT COST

Movement of contract costs for the three months period ended March 31, 2020 is follow:

	March 31, 2020
	Cost to obtain	Cost to fulfill	Total
At January 1, 2020	696	489	1,185
Amortisation during the year	(29)	(234)	(263)
Addition current year	114	63	177
At March 31, 2020	781	318	1,099
Short term portion	(120)	(222)	(342)
Long term portion	661	96	757

10.	LONG-TERM INVESTMENTS

The Group has investments in several entities as follows:

	March 31, 2020
	Percentage of ownership	Beginning balance	Adjustment on initial application of PSAK 71	Share of additions (deductions)	Changes of net fair value	Share of net profit (loss)	Dividend	Share of other comprehensive income	Ending balance
Long-term investments
in associated
companies:
Tiphone[a]	24.00	526	-	-	-	25	-	3	554
Finarya[b]	26.58	267	-		-	(36)	-	-	231
Indonusa[c]	20.00	210	-	-	-	-	-	-	210
Jalin[d]	33.00	77	-	-	-	3	(5)	-	75
Others[i]	6.32-51.00	130	-	-	-	(1)	-	-	129
Sub-total		1,210	-	-	-	(9)	(5)	3	1,199
Other long-term
investments		734	244	(72)	(46)	-	-	-	860
Total long-term
investments		1,944	244	(72)	(46)	(9)	(5)	3	2,059

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

10.	LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for period March 31, 2020:

	Tiphone*	Finarya	Indonusa*	Jalin	Others
Statements of financial position
Current assets	8,165	3,622	495	125	1,056
Non-current assets	778	115	253	214	4,364
Current liabilities	(3,824)	(2,891)	(534)	(73)	(1,404)
Non-current liabilities	(741)	(3)	(278)	(38)	(5,493)
Equity (deficit)	4,378	843	(64)	228	(1,477)

Statements of profit or loss and other
comprehensive income
Revenues	28,442	19	794	62	852
Operating expenses	(27,621)	(171)	(738)	(49)	(886)
Other income (expenses) including
finance costs – net	(321)	18	1	0	(137)
Profit (loss) before tax	500	(134)	57	13	(171)
Income tax benefit (expense)	(138)	(1)	(10)	(3)	3
Profit (loss) for the year	362	(135)	47	10	(168)
Other comprehensive income (loss)	77	-	(1)	-	-
Total comprehensive income (loss)
for the year	439	(135)	46	10	(168)

* Based on financial information as of December 31,2019 and in the period ended the same year.

	2019
	Percentage of ownership	Beginning balance	Additions (deduction)	Share of net profit (loss)	Dividend	Share of other comprehensive income	Impairment	Ending balance

Long-term investments
in associated
companies:
Tiphone[a]	24.00	1,602	-	88	(11)	19	(1,172)	526
Finarya[b]	26.58	-	484	(217)	-	-	-	267
Indonusa[c]	20.00	210	-	-	-	-	-	210
Jalin[d]	33.00	-	70	7	-	(0)	-	77
Cellum[e]	30.40	79	-	(8)	-	-	-	71
ILCS[f]	49.00	44	-	(13)	-	0	-	31
GSN[g]	45.00	14	-	(1)	-	-	-	13
Teltranet[h]	51.00	-	34	(24)	-	1	-	11
Others[i]	6.32-32.00	4	(2)	2	-	-	-	4
Sub-total		1,953	586	(166)	(11)	20	(1,172)	1,210
Other long-term
investments		519	215	-	-	-	-	734
Total long-term
investments		2,472	801	(166)	(11)	20	(1,172)	1,944

Summarized financial information of the Group’s investments accounted under the equity method for 2019:

	Tiphone	Finarya	Indonusa	Jalin	Cellum	ILCS	GSN	Teltranet	Others
Statements of financial position
Current assets	8,165	2,382	495	100	14	119	17	291	615
Non-current assets	778	132	253	222	17	41	169	66	4,033
Current liabilities	(3,824)	(1,533)	(534)	(78)	(10)	(95)	(2)	(356)	(1,089)
Non-current liabilities	(741)	(3)	(278)	(10)	(27)	(2)	(155)	(58)	(5,101)
Equity (deficit)	4,378	978	(64)	234	(6)	63	29	(57)	(1,542)

Statements of profit or loss and other
comprehensive income
Revenues	28,442	38	794	205	13	206	7	195	784
Operating expenses	(27,621)	(877)	(738)	(148)	(40)	(212)	(9)	(242)	(800)
Other income (expenses) including
finance costs - net	(321)	17	1	2	-	(16)	(0)	(15)	(128)
Profit (loss) before tax	500	(822)	57	59	(27)	(22)	(2)	(62)	(144)
Income tax benefit (expense)	(138)	1	(10)	(17)	-	(4)	(0)	(43)	(1)
Profit (loss) for the year	362	(821)	47	42	(27)	(26)	(2)	(105)	(145)
Other comprehensive income (loss)	77	-	(1)	(0)	-	0	-)	2	-
Total comprehensive income (loss)
for the year	439	(821)	46	42	(27)	(26)	(2)	(103)	(145)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

10.	LONG-TERM INVESTMENTS (continued)

[a]

Tiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk. Tiphone is engaged in the telecommunication equipment business, such as celullar phone including spare parts, accessories, pulse reload vouchers, repair service and content provider through its subsidiaries. On September 18, 2014, the Company through PINS acquired 25% ownership in Tiphone for Rp1,395 billion.

As of March 31, 2020 and December 31, 2019, the fair value of the investment amounted to Rp198 billion and Rp526 billion, respectively. The fair value was calculated by multiplying the number of shares by the published price quotation as of March 31, 2020 and December 31, 2019 amounting to Rp113 and Rp300 per share, respectively.

Reconciliation of financial information to the carrying amount of long-term investment in Tiphone as of December 31, 2019 is as follows:

2019
Assets	8,943
Liabilities	(4,565)
Net Assets	4,378
Group's proportionated share of net assets	1,051
Goodwill	647
Impairment	(1,172)
Carrying amount of long-term invesment	526

bOn January 21, 2019, Telkomsel established a subsidiary of PT Fintek Karya Nusantara ("Finarya”) with an initial investment amounted to Rp25 billion and on February 22, 2019 Telkomsel transferred its assets amounted to Rp150 billion. For this transaction, Telkomsel obtained 2,499 and 14,974 shares, respectively (equal to 100% ownership). Telkomsel with PT Mandiri Capital Indonesia, PT BRI Ventura Indonesia, PT BNI Sekuritas, PT Jasamarga Tollroad Operator, PT Dana Tabungan dan Asuransi Pegawai Negeri (Persero), PT Pertamina Retail, PT Kereta Commuter Indonesia (“KCI”), PT Asuransi Jiwasraya (Persero) and PT Danareksa Capital, entered in to shareholder agreement on July 31, 2019, October 31, 2019 and December 31, 2019 relating to the increasing issued and paid up capital made by each shareholder. On December 31, 2019, Telkomsel owned 48,530 shares or equivalent to 26.58% ownership.

cIndonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its interest in Indonusa. On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusa as covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its Letter No. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by Rp80 billion. The Company waived its right to own the new shares issued and transferred it to Metra, as the result, Metra’s ownership in Indonusa increased to 4.33% and the Company’s ownership become 15.67%.

[d]	Jalin was previously a subsidiary. On June 19, 2019 the company sold 67% of its shares to PT Danareksa (Persero) (“Danareksa”) amounted to Rp395 billion.
[e]

Investment in Cellum is accounted for under the equity method, which covered by a conditional shares subsciption agreement between Metranet and Cellum in January 30, 2018. Cellum is a company which engaged in mobile payment and commerce services.

[f]	PT Integrasi Logistik Cipta Solusi (“ILCS”) is engaged in providing E-trade logistic services and other related services.
[g]	On August 31, 2017, NSI and third party established PT Graha Sakura Nusantara (“GSN”) which engaged in real estate, residential and apartment marketing business.
[h]

Investment in Teltranet is accounted for under the equity method, which covered by an agreement between Metra and Telstra Holding Singapore Pte. Ltd. dated August 29, 2014. Teltranet is engaged in communication system services. Metra does not have control to determine the financial and operating policies of Teltranet.

[i]	The unrecognised share of losses in other investments cumulatively as of March 31, 2020 are Rp487 billion.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

11.	PROPERTY AND EQUIPMENT

	January 1, 2020	Additions	Deductions	Reclassifications/ translations	March 31, 2020
At cost:
Directly acquired assets
Land rights	1,644	9	(1)	4	1,656
Buildings	14,062	24	-	416	14,502
Leasehold improvements	1,549	-	(27)	2,220	3,742
Switching equipment	17,348	39	(1,918)	(1,852)	13,617
Telegraph, telex, and data communication
equipment	2,258	-	-	(223)	2,035
Transmission installation and equipment	151,750	430	(640)	1,599	153,139
Satellite, earth station, and equipment	12,344	26	-	(291)	12,079
Cable network	54,357	924	(22)	594	55,853
Power supply	20,113	23	(56)	342	20,422
Data processing equipment	16,409	15	(164)	(196)	16,064
Other telecommunication peripherals	5,340	12	-	(174)	5,178
Office equipment	2,361	24	(83)	187	2,489
Vehicles	568	1	-	(1)	568
Other equipment	123	-	-	(1)	122
Property under construction	2,619	2,138	-	(1,887)	2,870
Asset under finance lease
Transmission installation and equipment	5,500	-	-	(5,500)	-
Data processing equipment	1	-	-	(1)	-
Vehicles	503	-	-	(503)	-
Office equipment	42	-	-	(42)	-
CPE assets	22	-	-	(22)	-
Power supply	-	-	-	-	-
RSA assets	89	-	-	(89)	-
Total	309,002	3,665	(2,911)	(5,420)	304,336

Accumulated depreciation:
Directly acquired assets
Buildings	4,113	177	-	73	4,363
Leasehold improvements	1,091	46	(25)	-	1,112
Switching equipment	11,976	392	(1,917)	42	10,493
Telegraph, telex, and data communication
equipment	1,580	-	-	-	1,580
Transmission installation and equipment	79,993	2,776	(634)	93	82,228
Satellite, earth station, and equipment	5,809	215	-	16	6,040
Cable network	14,171	562	(22)	71	14,782
Power supply	13,596	481	(154)	60	13,983
Data processing equipment	11,977	381	(164)	2	12,196
Other telecommunication peripherals	1,766	239	-	-	2,005
Office equipment	1,678	84	(76)	8	1,694
Vehicles	210	11	(2)	(1)	218
Other equipment	66	1	-	-	67
Asset under finance lease
Transmission installation and equipment	3,734	-	-	(3,734)	-
Data processing equipment	1	-	-	(1)	-
Vehicles	115	-	-	(115)	-
Office equipment	44	-	-	(44)	-
CPE assets	20	-	-	(20)	-
Power supply	-	-	-	-	-
RSA assets	89	-	-	(89)	-
Total	152,029	5,365	(2,994)	(3,639)	150,761
Net book value	156,973				153,575

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

11.	PROPERTY AND EQUIPMENT (continued)

	January 1, 2019	Acquisition	Additions	Deductions	Reclassifications/ translations	December 31, 2019
At cost:
Directly acquired assets
Land rights	1,626	6	16	-	(4)	1,644
Buildings	11,833	12	779	(4)	1,442	14,062
Leasehold improvements	1,375	-	37	(58)	195	1,549
Switching equipment	15,921	-	1,228	(61)	890	17,348
Telegraph, telex, and data communication
equipment	1,586	-	675	-	(3)	2,258
Transmission installation and equipment	141,408	686	6,768	(6,240)	9,128	151,750
Satellite, earth station, and equipment	11,972	-	108	(11)	275	12,344
Cable network	45,451	-	8,197	(113)	822	54,357
Power supply	17,864	-	793	(253)	1,709	20,113
Data processing equipment	14,265	10	709	(107)	1,532	16,409
Other telecommunication peripherals	3,423	-	1,904	-	13	5,340
Office equipment	2,142	7	208	(101)	105	2,361
Vehicles	641	-	99	(167)	95)	568
Other equipment	94	-	57	-	(28)	123
Property under construction	4,876	81	14,923	(20)	(17,241)	2,619
Asset under finance lease
Transmission installation and equipment	5,603	-	-	-	(1)	5,500
Data processing equipment	1	-	-	(80)	-	1
Vehicles	578	1	54	(4)	(50)	503
Office equipment	16	-	30	-	-	42
CPE assets	22	-	-	-	-	22
Power supply	125	-	-	-	(125)	-
RSA assets	252	-	-	-	(163)	89
Total	280,444	803	36,585	(7,321)	(1,509)	309,002

Accumulated depreciation:
Directly acquired assets
Buildings	3,405	-	726	(4)	(14)	4,113
Leasehold improvements	949	-	198	(56)	-	1,091
Switching equipment	10,550	-	1,488	(45)	(17)	11,976
Telegraph, telex and data communication
equipment	1,320	-	260	-	-	1,580
Transmission installation and equipment	74,247	-	11,059	(5,260)	(53)	79,993
Satellite, earth station and equipment	5,005	-	818	(10)	(4)	5,809
Cable network	12,185	-	2,349	(102)	(261)	14,171
Power supply	12,316	-	1,454	(239)	65	13,596
Data processing equipment	10,747	-	1,304	(61)	(13)	11,977
Other telecommunication peripherals	1,029	-	737	-	-	1,766
Office equipment	1,312	-	383	(55)	38	1,678
Vehicles	281	-	72	(137)	(6)	210
Other equipment	75	-	1	-	(10)	66
Asset under finance lease
Transmission installation and equipment	3,241	-	587	(94)	-	3,734
Data processing equipment	1	-	-	-	-	1
Vehicles	126	-	72	(58)	(25)	115
Office equipment	70	-	3	(3)	(26)	44
CPE assets	20	-	-	-	-	20
Power supply	73	-	-	-	(73)	-
RSA assets	244	-	-	-	(155)	89
Total	137,196	-	21,511	(6,124)	(554)	152,029
Net book value	143,248					156,973

a.	Gain on sale of property and equipment

	2020	2019
Proceeds from sale of property and equipment	45	267
Net book value	(7)	(86)
Gain on disposal or sale of property and equipment	38	181

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

11.	PROPERTY AND EQUIPMENT (continued)

b.Other

(i)	As of December 31, 2019, the CGUs that independently generate cash inflows are fixed wireline, cellular and others. Management believes that there is no indication of impairment in the assets of such CGUs as of December 31, 2019.

(ii)	Interest capitalized to property under construction amounted to Rp22 billion and Rp62 billion for the three months period ended March 31, 2020 and 2019, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 1.29% to 11% and 2.13% to 11% for the three months period ended March 31, 2020 and 2019, respectively.

(iii)	No foreign exchange loss was capitalized as part of property under construction for the three months ended March 31, 2020 and for the year ended December 31, 2019.

(iv)	On March 31, 2020 and 2019, the Group obtained proceeds from the insurance claim on lost and broken property and equipment, with a total value of Rp3 billion and Rp54 billion, respectively, and were recorded as part of “Other Income (expenses) - net” in the consolidated statements of profit or loss and other comprehensive income. On March 31, 2020 and 2019, the net carrying value of those assets of Rp1 billion and Rp7 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(v)	In 2019, Telkomsel decided to replace certain equipment units with net carrying amount of Rp192 billion, as part of its modernization program and accelerated the depreciation of such equipment units.

In 2018, the estimated useful lives of radio software license and data processing equipment were changed from 7 to 10 years and from 3 to 5 years, respectively. The impact of reduction in the depreciation expense for the nine months ended March 31, 2020 amounting to Rp103 billion.

The change in useful lives will increase/(decrease) profit before income tax in future years as follows:

Years	Increase (Decrease)
2021	18
2022	(106)

(vi)	In 2020 Telkomsel’s certain equipment units with net carrying amount of Rp803 billion were exchanged with equipment from Ericsson AB, PT Ericsson Indonesia, PT Huawei Tech Investment, PT Nokia Solutions and Network Indonesia, and PT ZTE Indonesia. As of March 31, 2020, Telkomsel’s equipment units with net carrying amount of Rp39 billion are going to be exchanged and, therefore, these equipment were reclassified as “Assets held for sale” in the consolidated statements of financial position.

(vii)	The Group owns several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 10-50 years which will expire between 2020 and 2069. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(viii)	As of March 31, 2020, the Group’s property and equipment excluding land rights, with net carrying amount of Rp150,621 billion were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totalling Rp22,276 billion, US$38 million, HK$7 million, SG$269 million, TW$21 million, and MYR72 million and first loss basis amounted to Rp2,760 billion. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

11. PROPERTY AND EQUIPMENT (continued)

b.Others (continued)

(ix)	As of March 31, 2020, the percentage of completion of property under construction was around 32.03% of the total contract value, with estimated dates of completion until November 2021. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(x)	All assets owned by the Company have been pledged as collateral for bonds (Note 19b.i). Certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp11,110 billion have been pledged as collateral under lending agreements
(Notes 18, 19c, and 19d).

(xi)	As of March 31, 2020, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp59,782 billion. The Group is currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xii)	In 2019, the total fair values of land rights and buildings of the Group, which are determined based on the sale value of the tax object (Nilai Jual Objek Pajak or “NJOP”) of the related land rights and buildings, amounted to Rp36,842 billion.

12.	RIGHT OF USE ASSETS

The Group leases several assets including land rights, building, transmission installation and equipments, power supply, vehicles, and other equipments used in its operations, which generally have lease term between 2 and 15 years.

The Group also has certain leases with lease terms of twelve months or less and low-value leases. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. There are no lease contracts with variable lease payments. Short-term and low-value assets lease expense of Rp909 billion were incurred for the period ended March 31, 2020.

The carrying amounts of right of use assets recognized and the movement during the period:

	December 31	Effect	January 1,			Reclassification/	March 31,
	2019	Adoption PSAK 73	2020	Additions	Deduction	translation	2020
At cost:
Land rights	-	3,972	3,972	40	-	1	4,013
Buildings	-	708	708	211	(232)	73	760
Transmission installation
and equipment	-	15,065	15,065	-	(2)	(58)	15,005
Power supply	-	509	509	-	-	-	509
Vehicles	-	558	558	85	-	(46)	597
Others	-	185	185	-	-	69	254
Total	-	20,997	20,997	336	(234)	39	21,138

Accumulated amotization:
Land rights	-	-	-	(189)	-	-	(189)
Buildings	-	-	-	(115)	25	(9)	(99)
Transmission installation
and equipment	-	-	-	(776)	-	15	(761)
Power supply	-	-	-	(40)	-	-	(40)
Vehicles	-	-	-	(57)	-	13	(44)
Others	-	-	-	(24)	-	(1)	(25)
Total	-	-	-	(1,201)	25	18	(1,158)
Net book value	-	20,997	20,997				19,980

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

12.	RIGHT OF USE ASSETS (continued)

Maturity analysis of lease payments are as follows:

Years	March 31, 2020	December 31, 2019
2020	4,688	936
2021	1,872	785
2022	3,285	607
2023	2,520	255
2024	1,776	85
Thereafter	3,377	45
Total lease payments	17,518	2,713
Interest	(2,600)	(373)
Net present value of lease payments	14,918	2,340
Adjustment on initial application of PSAK 73	-	14,510
Total lease liability	14,918	16,850
Current maturities (Note 18b)	(3,842)	(3,622)
Long-term portion (Note 19)	11,076	13,228

Reconciliation of operating lease commitment and lease liabilities are as follows:

Operating lease commitments	18,272
Less:
Commitments relating to short-term leases	(660)
Commitments relating to leases of low-value assets	(37)
Operating lease commitments as at January 1, 2020	17,575
Weighted average incremental borrowing rate as at January 1, 2020	8.67%
Discounted operating lease commitments as at January 1, 2020	14,480
Add:
Adjustments as a result of a different treatment of extension and termination option	30
Lease liabilities as at January 1, 2020	14,510

13.	OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	March 31, 2020	December 31, 2019
Prepaid annual frequency license
net of current portion (Note 8)	1,426	1,488
Claim for tax refund (Note 28b)	1,107	3,666
Prepaid income taxes (Note 28a)	649	678
Deferred charges	613	570
Advances for purchases of property and equipment	412	481
Convertible bonds	312	319
Security deposit	149	210
Prepaid rent	94	3,170
Others	275	643
Total	5,037	11,225

Prepaid rental covers rent of leased line, telecommunication equipment, land and building under lease agreements of the Group with remaining rental periods over 1 years.

As of  March 31, 2020 and 2019, deferred charges represent deferred Indefeasible Right of Use (“IRU”) agreement charges. Total amortization of deferred charges for the year ended March 31, 2020 and 2019 amounted to Rp16 billion and Rp17 billion, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

14.	INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2020	1,432	12,480	96	1,571	15,579
Additions	-	671	4	38	713
Deductions	-	(34)	(10)	(96)	(140)
Reclassifications/translations	2	(176)	10	(21)	(185)
Balance, March 31, 2020	1,434	12,941	100	1,492	15,967
Accumulated amortization:
Balance, January 1, 2020	(29)	(8,400)	(93)	(611)	(9,133)
Amortization	-	(540)	(93)	(44)	(677)
Deductions	-	3	4	14	21
Reclassifications/translations	-	111	84	18	213
Balance, March 31, 2020	(29)	(8,826)	(98)	(623)	(9,576)
Net book value	1,405	4,115	2	869	6,391

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2019	1,066	10,680	94	687	12,527
Additions	-	1,942	4	511	2,457
Acquisition	467	-	-	379	846
Deductions	(104)	(166)	(12)	(14)	(296)
Reclassifications/translations	3	24	10	8	45
Balance, December 31, 2019	1,432	12,480	96	1,571	15,579
Accumulated amortization:
Balance, January 1, 2019	(29)	(5,714)	(81)	(489)	(7,495)
Amortization	-	(1,226)	(357)	(145)	(1,667)
Deductions	-	51	2	14	87
Reclassifications/translations	-	(7)	343	9	(58)
Balance, December 31, 2019	(29)	(6,896)	(93)	(611)	(9,133)
Net book value	1,403	3,784	3	960	6,446

(i)	Goodwill resulted from the acquisition of Sigma (2008), Admedika (2010), data center PT Bina Data Mandiri (“BDM”) (2012), Contact Centres Australia Pty. Ltd. (2014), PT Media Nusantara Data Global (“MNDG”) (2015), Melon and PT Griya Silkindo Drajatmoerni (“GSDm”) (2016), TSGN and Nutech (2017), SSI, CIP, and Telin Malaysia (2018), and PST (2019) (Note 1e).

(ii)	The amortization is presented as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income. The remaining amortization periods of software range from 1-5 years.

(iii)	As of December 31, 2019, the cost of fully amortized intangible assets that are still utilized in operations amounted to Rp5,867 billion.

5.	TRADE PAYABLES

The breakdown of trade payables is as follows:

	March 31, 2020	December 31, 2019
Related parties
Purchases of equipments, materials, and services	544	683
Payables to other telecommunication providers	147	136
Sub-total	691	819

Third parties
Purchases of equipments, materials, and services	8,436	10,634
Radio frequency usage charges, concession fees,
and Universal Service Obligation (“USO”) charges	1,797	1,374
Payables to other telecommunication providers	2,724	1,070
Sub-total	12,957	13,078
Total	13,648	13,897

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

5.	TRADE PAYABLES (continued)

Trade payables by currency are as follows:

	March 31, 2020	December 31, 2019
Rupiah	10,841	12,027
U.S. dollar	2,756	1,823
Others	51	47
Total	13,648	13,897

Refer to Note 33 for details of related parties transactions.

16.ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	March 31, 2020	December 31, 2019
Operation, maintenance, and telecommunication services	9,170	8,450
Salaries and benefits	3,030	2,412
General, administrative, and marketing expenses	2,439	2,658
Interest and bank charges	215	216
Total	14,854	13,736

17.	CONTRACT LIABILITIES

a.	Current portion

	March 31, 2020	December 31, 2019
Prepaid pulse reload vouchers	5,128	5,212
Material rights for contract renewal	81	76
Others	1,539	1,447
Total	6,748	6,735

b.	Non-current portion

	March 31, 2020	December 31, 2019
Indefeasible Right of Use	315	327
Material rights for contract renewal	425	389
Others	83	87
Total	823	803

The balance of contract liabilities as of December 31, 2019 is presented as unearned income in the consolidated statements of financial position.

Contract liabilities at the beginning period which recognized as revenue in current year is Rp6,735 billion.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

18.	SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

a.	Short-term bank loans

		March 31, 2020		December 31, 2019
		Outstanding		Outstanding
		Foreign currency	Rupiah	Foreign currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
Bank Mandiri	Rp	-	2,400	-	2,400
BNI	Rp	-	1,133	-	1,238
PT Bank BNI Syariah (“BNI Syariah”)	Rp	-	-	-	17
Sub-total			3,533		3,655
Third parties
HSBC	Rp	-	1,732	-	1,754
	US$	0	4	0	4
MUFG Bank, Ltd.
("MUFG Bank")	Rp	-	1,706	-	1,705
Bank DBS	Rp	-	698	-	722
	US$	1	13	1	13
PT Bank UOB Indonesia ("UOB")	Rp	-	576	-	500
PT Bank Central Asia Tbk. ("BCA")	Rp	-	125	-	124
SCB	Rp	-	100	-	150
Bank CIMB Niaga	Rp	-	78	-	78
Others	Rp	-	59	-	-
Sub-total			5,091		5,050
Total			8,624		8,705

31

Other significant information relating to short-term bank loans as of March 31, 2020 is as follows:

					Inter
	Borrower	Currency	Total facility (in billions)*	Maturity date	Interest payment period	Interest rate per annum	Security**
Mandiri
2019	the Company	Rp	2,400	November 21, 2020	Quarterly	3 months JIBOR + 0.6%	None
BNI
2014 - 2017	Sigma[a], GSD	Rp	525	January 9, 2020 - November 8, 2020	Monthly	8.41% - 9.00%	Trade receivables and property and equipment
2013 - 2019	Telkom Infratel, Infomedia[b], Sigma[h], MD Media, Metranet	Rp	3,160	January 9, 2020 - December 19, 2020	Monthly	1 month JIBOR + 2.20% - 2.50%	Trade receivables
HSBC
2018	Sigma[c,h]	Rp	600	July 31, 2020	Monthly	6.74%	Trade receivables
2018	Sigma[c,h]	US$	0.004	July 31, 2020	Monthly	4.12%	Trade receivables
2018 - 2019	Sigma, Melon, Metra, MD Media, PINS	Rp	1,834	April 8, 2020 - August 30, 2020	Monthly, Quarterly	1 month JIBOR + 0.60% - 0.70% 3 months JIBOR + 1.00%	Trade receivables
MUFG Bank
2018 - 2019	the Company, Infomedia, Metra, GSD, PINS, Telkom Infratel	Rp	2,560	January 23, 2020 - October 29, 2020	Monthly Quaterly	1 month JIBOR + 0.70% - 0.95% 3 months JIBOR + 1.00%	None
DBS
2018	Telkom Infratel, Infomedia	Rp	600	February 26, 2020	Monthly	1 month JIBOR + 0.70%	None
2016	Nutech	Rp	4	October 18, 2020	Monthly	10.50%	None
2016	Sigma[d,e]	US$	0.02	July 31, 2020	Semi-annually	3.25% (US$) 10.75% (Rp)	Trade receivables

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

18.	SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

a.	Short-term bank loans (continued)

					Inter
	Borrower	Currency	Total facility (in billions)*	Maturity date	Interest payment period	Interest rate per annum	Security**
UOB
2016	Finnet[f]	Rp	500	December 20, 2020	Monthly	1 month JIBOR + 2.00%	None
SCB
2015	GSD[g]	Rp	150	April 16, 2020	Monthly	Cost of fund + 2.50%	None
BCA
2019	Telkom Infratel	Rp	600	April 30, 2020 - May 22, 2020	Monthly	1 month JIBOR + 1.75%	Trade receivables
Bank CIMB Niaga
2013	GSD[h]	Rp	85	January 1, 2020	Monthly	10.90% - 11.50%	Trade receivables and property and equipment

*	In original currency
**	Refer to Note 5 and Note 11 for details of trade receivables and property and equipment pledged as collaterals.
[a]	Based on the latest amendment on April 23, 2019.
[b]	Based on the latest amendment on March 28, 2018 and July 6, 2018.
[c]	Based on the latest amendment on July 16, 2018.
[d]	Based on the latest amendment on December 5, 2018.
[e]	Facility in U.S. Dollar. Withdrawal can be executed in U.S. Dollar and Rupiah.
[f]	Based on the latest amendment on June 5, 2018.
[g]	Based on the latest amendment on January 18, 2019.
[h]	Unsettled loan will be automatically extended.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as limitation that the Company must have a majority shareholding of at least 51% of the subsidiaries in the agreement and maintaining financial ratios. As of December 31, 2019, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2019, the Group obtained waiver from lenders to not demand the loan payment as consequence of the breach of covenants, except for Telkom Infratel, the waiver from BCA was received on January 27, 2020.

On February 26, 2018, the Company, Telkom Infratel, and Infomedia entered credit agreements with DBS amounting to Rp600 billion. As of March 31, 2020, the unused facilities was amounting to Rp125 billion.

On March 27, 2019, the Company, TII, Infomedia, and Metra entered credit agreements with MUFG Bank amounting to Rp600 billion. As of March 31, 2020, the unused facilities was amounting toRp180 billion.

On April 8, 2019, the Company, Metra, MD Media, and Metranet entered credit agreements with HSBC amounting to Rp1,000 billion. As of March 31, 2020, the unused facilities was amounting toRp426 billion.

On June 24, 2019, the Company, Infomedia, MD Media, and Telkom Infratel entered credit agreements with MUFG Bank amounting to Rp1,560 billion. As of March 31, 2020, the unused facilities was amounting to Rp400 billion.

On August 30, 2019, the Company, Sigma, and Melon entered credit agreements with HSBC amounting to Rp500 billion. As of March 31, 2020, the unused facilities was amounting to Rp50 billion.

On October 29, 2019, the Company and GSD entered credit agreements with MUFG Bank amounting to Rp900 billion. As of March 31, 2020, the unused facilities was amounting to Rp814 billion.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

18.	SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

a.	Short-term bank loans (continued)

On November 21, 2019, the Company, Dayamitra, and GSD entered credit agreements with Bank Mandiri amounting to Rp2,400 billion. As of March 31, 2020, all facilities had been used.

The credit facilities were obtained by the Group for working capital purposes.

b.	Current maturities of long-term borrowings

	Notes	March 31, 2020	December 31, 2019
Two-step loans	19a	222	194
Bonds and notes	19b	2,491	2,491
Bank loans	19c	4,895	5,434
Other borrowings	19d	851	627
Obligation under finance lease	12	-	764
Lease liabilities	12	3,842	-
Total		12,301	9,510

19.	LONG-TERM LOANS AND OTHER BORROWINGS

	Notes	March 31, 2020	December 31, 2019
Two-step loans	19a	583	542
Bonds and notes	19b	7,468	7,467
Bank loans	19c	17,579	21,171
Other borrowings	19d	2,797	3,113
Obligation under finance lease	12	-	1,576
Lease liabilities	12	11,076	-
Total		39,503	33,869

Scheduled principal payments as of March 31, 2020 are as follows:

	Year
	Notes	Total	2021	2022	2023	2024	Thereafter
Two-step loans	19a	583	164	161	142	116	-
Bonds and notes	19b	7,468	477	2,199	-	-	4,792
Bank loans	19c	17,579	5,825	3,666	3,049	2,523	2,516
Other borrowings	19d	2,797	535	853	863	460	86
Lease liabilities	12	11,076	1,376	2,382	2,221	1,581	3,066
Total		39,503	8,377	9,711	6,275	4,680	10,460

a.	Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained up to July 1994 are payable in Rupiah based on the exchange rate at the date of drawdown. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		March 31, 2020		December 31, 2019
		Outstanding		Outstanding
		Foreign currency	Rupiah	Foreign currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	3,839	578	3,839	491
	US$	6	105	9	120
	Rp	-	122	-	125
Total			805		736
Current maturities (Note 18b)			(222)		(194)
Long-term portion			583		542

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

19.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)

a.	Two-step loans (continued)

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	US$	Semi-annually	Semi-annually	3.85%
	Rp	Semi-annually	Semi-annually	7.50%

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. These loans will be settled semi-annually and due on various dates until 2024.

The Company had used all facilities under the two-step loans program since 2008 and the withdrawal period for the two-step loans has ended.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

i.	Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).
ii.	Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of March 31, 2020, the Company has complied with the above-mentioned ratios.

b.	Bonds and notes

		March 31, 2020		December 31, 2019
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Bonds and notes	Currency	(in millions)	equivalent	(in millions)	equivalent
Bonds
2010
Series B	Rp	-	1,995	-	1,995
2015
Series A	Rp	-	2,200	-	2,200
Series B	Rp	-	2,100	-	2,100
Series C	Rp	-	1,200	-	1,200
Series D	Rp	-	1,500	-	1,500
Medium Term Notes ("MTN")
MTN I Telkom 2018
Series A	Rp	-	-	-	-
Series B	Rp	-	200	-	200
Series C	Rp	-	296	-	296
MTN Syariah Ijarah I Telkom 2018
Series A	Rp	-	-	-	-
Series B	Rp	-	296	-	296
Series C	Rp	-	182	-	182
Total			9,969		9,969
Unamortized debt issuance cost			(10)		(11)
Total			9,959		9,958
Current maturities (Note 18b)			(2,491)		(2,491)
Long-term portion			7,468		7,467

i.	Bonds

2010

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quartely	10.20%

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 11b.ix). The underwriters of the bonds are
PT Bahana Securities (“Bahana”), PT Danareksa Sekuritas, and PT Mandiri Sekuritas and the trustee is Bank CIMB Niaga. Based on the General Meeting of Bondholders on
September 26, 2018, the trustee was replaced by BTN.

The Company received the proceeds from the issuance of bonds on July 6, 2010.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

19.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and notes (continued)

i.	Bonds (continued)

2010 (continued)

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband (bandwidth, softswitching, datacom, information technology, and others), infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system) and to optimize legacy and supporting facilities (fixed wireline and wireless).

As of December 31, 2019, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (“Pefindo”) is idAAA (Triple A).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1
2.	EBITDA to interest ratio should not be less than 5:1.
3.	Debt service coverage is at least 125%.

As of March 31, 2020, the Company has complied with the above-mentioned ratios.

2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 11b.ix). The underwriters of the bonds are Bahana, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Indonesia, Tbk. and the trustee is Bank Permata.

The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and acquisition of some domestic and international entities.

As of March 31, 2020, the rating of the bonds issued by Pefindo is idAAA (Triple A).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1.
2.	EBITDA to interest ratio should not be less than 4:1.
3.	Debt service coverage is at least 125%.

As of March 31, 2020, the Company has complied with the above-mentioned ratios.

ii.	MTN

MTN I Telkom Year 2018

			Issuance	Maturity	payment	Interest rate
Notes	Currency	Principal	date	date	period	per annum	Security
Series A	Rp	262	September 4, 2018	September 14, 2019	Quarterly	7.25%	All assets
Series B	Rp	200	September 4, 2018	September 4, 2020	Quarterly	8.00%	All assets
Series C	Rp	296	September 4, 2018	September 4, 2021	Quarterly	8.35%	All assets
		758

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

19.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and notes (continued)

ii.	MTN (continued)

MTN I Telkom Year 2018 (continued)

Based on Agreement of Issuance and Appointment of Monitoring Agents of Medium Term Notes (“MTN”) I Telkom Year 2018 dated August 31, 2018 as covered by notarial deed No. 24 of Fathiah Helmi, S.H., the Company issued MTN with the principal amount up to Rp758 billion in series.

Bahana, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas, and PT Mandiri Sekuritas act as the Arranger, BTN as the Monitoring Agent and  PT Kustodian Sentral Efek Indonesia (“KSEI”) as the Payment Agent and the Custodian. The MTN are traded in private placement programs. The funds obtained from MTN are used for access network and backbone development.

As of March 31, 2020, the rating of the MTN issued by Pefindo is idAAA (Triple A).

Under to the agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1
2.	EBITDA to interest ratio should not be less than 4:1.
3.	Debt service coverage is at least 125%.

As of March 31, 2020, the Company has complied with the above-mentioned ratios.

MTN Syariah Ijarah I Telkom Year 2018

						Annual
			Issuance	Maturity	Return	return
Notes	Currency	Principal	date	date	period	payment	Security
Series A	Rp	264	September 4, 2018	September 14, 2019	Quarterly	19	The Right to benefit of ijarah objects
Series B	Rp	296	September 4, 2018	September 4, 2020	Quarterly	24	The Right to benefit of ijarah objects
Series C	Rp	182	September 4, 2018	September 4, 2021	Quarterly	15	The Right to benefit of ijarah objects
		742				58

Based on Agreement of Issuance and Appointment of Monitoring Agents of MTN Syariah Ijarah Telkom Year 2018 dated August 31, 2018 as covered by notarial deed No. 26 of Fathiah Helmi, S.H., the Company issued MTN Syariah Ijarah with the principal amount up to Rp742 billion in series.

Bahana, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas, and PT Mandiri Sekuritas act as the Arranger, BTN as the Monitoring Agent and KSEI as the Payment Agent and the Custodian. The MTN Syariah Ijarah are traded in private placement programs. The funds obtained from MTN Syariah Ijarah are used for investment projects. The object of MTN Syariah Ijarah transaction is telecommunication network which is located in the special region of Yogyakarta, its network telecommunication involves cable network, information technology equipments, and other production tools of telecommunication services.

As of March 31, 2020, the rating of the MTN Syariah Ijarah issued by Pefindo is idAAA sy (Triple A Syariah).

Under to the agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1.
2.	EBITDA to interest ratio should not be less than 4:1.
3.	Debt service coverage is at least 125%.

As of March 31, 2020, the Company has complied with the above-mentioned ratios.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

19.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans

		March 31, 2020		December 31, 2019
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	-	5,841	-	5,898
Bank Mandiri	Rp	-	4,678	-	7,611
BRI	Rp	-	1,644	-	1,758
BNI Syariah	Rp	-	50	-	52
Sub-total			12,213		15,319
Third parties
MUFG Bank	Rp	-	2,672	-	2,981
	US$	7	109	8	108
BCA	Rp	-	1,561	-	1,665
Bank Sindikasi	Rp	-	1,000	-	1,250
	US$	34	549	37	514
DBS	Rp	-	716	-	770
UOB Singapore	US$	35	577	40	556
Citibank	Rp	-	500	-	500
HSBC	Rp	-	500	-	500
Bank of China	Rp	-	500	-	500
ANZ	Rp	-	440	-	440
Bank CIMB Niaga	Rp	-	402	-	439
UOB	Rp	-	357	-	357
PT Bank BTPN ("BTPN") (dahulu
"Sumitomo")	Rp	-	250	-	537
PT Bank ICBC Indonesia ("ICBC")	Rp	-	147	-	159
Exim Bank of Malaysia Berhad	MYR	4	16	8	28
Others	Rp	-	16	-	9
	MYR	2	9	11	38
Sub-total			10,321		11,351
Total			22,534		26,670
Unamortized debt issuance cost			(60)		(65)
			22,474		26,605
Current maturities (Note 18b)			(4,895)		(5,434)
Long-term portion			17,579		21,171

Other significant information relating to bank loans as of March 31, 2020 is as follows:

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
BNI
2018 - 2019	GSD, The Company	Rp	2,542	12	2018 - 2026	Monthly, Quarterly	8.75%, 9.00%	Trade receivables and all assets
2013 - 2018	The Company, GSD, TLT, Sigma, Dayamitra, Telkom Infratel	Rp	7,062	348	2016 - 2033	Monthly, Quarterly	1 month JIBOR + 2.20% - 3.00%; 3 months JIBOR + 1.85% - 2.25%	Trade receivables, and Property and equipment
Bank Mandiri
2017 - 2018	The Company, Balebat	Rp	1,455	68	2018 - 2025	Monthly, Quarterly	8.50% - 9.00%	Trade receivables, Inventory, and Property and equipment
2017 - 2019	GSD, Dayamitra, Telkomsel	Rp	3,763	65	2019 - 2026	Quarterly	3 months JIBOR + 0.60% - 1.85%	None
BRI
2019	The Company	Rp	2,000	-	2021 - 2026	Quarterly	9.00%	All assets
2017 - 2019	The Company, Dayamitra, GSD	Rp	1,253	114	2019 - 2025	Quarterly	3 months JIBOR + 1,85% - 2,00%	Property and equipment

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

19.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of March 31, 2020 is as follows (continued):

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
MUFG Bank
2015 - 2018	GSD, Metra, Dayamitra	Rp	3,200	42	2016 - 2025	Quarterly	3 months JIBOR + 1.43% - 2.60%	Property and equipment and lease agreement
2018	TII	US$	0.01	0.001	2019 - 2022	Quarterly	3 months LIBOR + 1.25%	None
Syndication of
Banks
2015	The Company, GSD	Rp	3,000	250	2016 - 2022	Quarterly	3 months JIBOR + 2.00%	All Assets
2018	TII	US$	0.09	0.003	2019 - 2024	Semi-annually	6 months LIBOR + 1.25%	None
Citibank
2018	The Company	Rp	1,000	-	2019 - 2020	Quarterly	8.50%	None
BCA
2016 - 2018	PST	Rp	805	67	2017 - 2024	Quarterly	10.00%-10.50%	Property and equipment
2017 - 2019	Metra, Dayamitra, Telkom Infratel	Rp	1,470	38	2018 - 2027	Quarterly	3 months JIBOR + 1.50% - 1.85%	Property and equipment
UOB Singapore
2016	TII	US$	0.06	0.005	2019 - 2024	Monthly	1 month JIBOR + 1.25%	None
BTPN
2017 - 2019	GSD, Metra, Dayamitra, TII	Rp	559	20	2018 - 2023	Quarterly	3 months JIBOR + 1.44% - 1.50%	None
Bank CIMB
Niaga
2017-2019	GSD, Metra	Rp	495	30	2018 - 2024	Quarterly	3 months JIBOR + 1.50%	None
ANZ
2015 - 2017	GSD, PINS	Rp	500	-	2020	Quarterly	3 months JIBOR + 2.00%	None
UOB
2016	Dayamitra	Rp	500	-	2018 - 2024	Quarterly	3 months JIBOR + 2.20%	Property and equipment
DBS
2016-2017	Nutech,Telkomsat	Rp	136	17	2017 - 2022	Monthly, Quarterly	8.61% - 11.00%,	Trade receivables and Property and equipment
2017-2019	PINS, Dayamitra	Rp	900	38	2018 - 2026	Quarterly	3 months JIBOR + 1.50%-1.85%	None
ICBC
2017	GSD	Rp	272	11	2017 - 2023	Quarterly	3 months JIBOR + 2.36%	Trade receivables and Property and equipment
Exim Bank of
Malaysia
Berhad
2016	TII	MYR	0.06	0,003	2017 - 2020	Monthly	ECOF + 1.89%	None
HSBC
2019	Telkomsel[a]	Rp	1.000	-	2019 - 2021	Monthly	3 month JIBOR + 0.60%	None
Bank of China
2019	Telkomsel[a]	Rp	1.000	-	2019 - 2021	Monthly	3 month JIBOR + 0.60%	None
BNI Syariah
2018-2019	SSI	Rp	55	2	2019 - 2024	Monthly	10%	None

*	In original currency
**	Refer to Note 5, note 7 and Note 11 for details of trade receivables, inventories, and property and equipment pledged as collaterals.
[a]

Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of December 31, 2019 Telkomsel has complied with the above covenants.

b  Based on the latest amendment on December 11, 2018.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

19.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of March 31, 2020, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2019, the Group obtained waiver from lenders for the non-fulfillment financial ratios except for the current ratios in Telkom Infratel. Waiver for Telkom Infratel received on January 27, 2020, as a result, as of December 31, 2019, bank loans from BCA  amounting to Rp50 billion are reclassified as current liabilities.

On March 13, 2015, the Company, GSD, Metra, and Infomedia entered into several credit facilities agreements with BTPN, MUFG Bank, ANZ, and syndication of banks (BCA and BNI) with total facilities amounting to Rp750 billion, Rp750 billion, Rp500 billion, and Rp3,000 billion, respectively. Based on amendment on August 2, 2016, Dayamitra and Telkom Akses are included as borrowers into BTPN and MUFG Bank credit facilities agreement and excluded GSD from those agreement. Based on the latest amendment on March 13, 2017, PINS is included as one of borrower into ANZ’s credit facility agreement. In 2017, PINS drawn down the facility amounted to Rp200 billion. As of March 31, 2020, the unused facilities for BTPN, MUFG Bank, and ANZ amounted to Rp82.5 billion, Rp82.5 billion, and Rp60 billion, respectively.

On March, 24, 2017, the Company, Dayamitra, Sigma, GSD, and TII entered several credit agreements with BRI, BNI, and Bank Mandiri with total facilities amounting to Rp1,000 billion, Rp2,005 billion and Rp1,500 billion, respectively. As of March 31, 2020, the unused facility for BNI and Bank Mandiri amounted to Rp68 billion and Rp5 billion, respectively.

On March 30, 2017, The Company, GSD, Metra, Dayamitra, PINS, and Telkomsat entered into several credit agreements with MUFG Bank, BTPN, DBS, Bank CIMB Niaga, and BCA with total facilities amounting to Rp400 billion, Rp400 billion, Rp850 billion, Rp495 billion, and Rp850 billion, respectively. Based on amendment on June 29, 2017, Telkom Infratel is included as one of borrower into BCA’s credit facility agreement to replace PINS. As of March 31, 2020, the unused facilities for MUFG Bank, BTPN, DBS, Bank CIMB Niaga, and BCA amounted to Rp79 billion, Rp79 billion, Rp420 billion, Rp20 billion, and Rp564 billion, respectively.

On March, 27, 2018, the Company and Dayamitra entered into several credit agreements with BRI, Bank Mandiri and MUFG Bank with total facilities amounting to Rp200 billion, Rp775 billion, and Rp800 billion, respectively. As of March 31, 2020, all facilities has been used.

On January 15, 2019, the Company, Infomedia, TII, Telkom Infratel, Telkomsat, and Sigma entered into several agreements with BTPN with total facilities amounting to Rp628 billion. As of March 31, 2020, the unused facility for BTPN amounting to Rp538 billion.

On June 19, 2019, the Company and Dayamitra entered into a credit agreement with BNI with total facilities amounting to Rp2,160 billion and Rp840 billion, respectively. As of March 31, 2020, the unused facility for BNI amounting to Rp2,800 billion.

On July 8, 2019, The Company, PINS, and GSD entered into a credit agreement with Bank CIMB Niaga with total facilities amounting to Rp500 billion, Rp300 billion, and Rp200 billion, respectively. As of March 31, 2020, the unused facilities for Bank CIMB Niaga amounting to Rp908 billion.

On November 21, 2019, The Company, Dayamitra, and GSD entered into a credit agreement with Bank Mandiri with total facilities amounting to Rp1,400 billion, Rp1,113 billion, and Rp200 billion, respectively. As of March 31, 2020, the unused facilities for Bank Mandiri amounting to Rp1,805 billion.

These credit facilities were obtained by the Group for working capital purposes.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

19.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

d.	Other borrowing

		Outstanding
Lenders	Currency	March 31, 2020	December 31, 2019
PT Sarana Multi Infrastruktur	Rp	3,655	3,748
Unamortized debt issuance cost		(7)	(8)
Total		3,648	3,740
Current maturities (Note 18b)		(851)	(627)
Long-term portion		2,797	3,113

i.	Dayamitra

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest rate per annum	Security
PT Sarana Multi
Infrastruktur
October 12, 2016	Dayamitra	Rp	700	50	Semi-annually (2018-2024)	3 months JIBOR + 1.85%	Property and equipment (Note 9)
March 29, 2017	Dayamitra	Rp	600	43	Semi-annually (2018-2024)	3 months JIBOR + 2.20%	Property and equipment (Note 9)

Under the agreement, Dayamitra is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 5:1.
2.	Net debt to EBITDA ratio should not exceed 4:1.
3.	Minimal debt service coverage at least 100%.

As of March 31, 2020, Dayamitra has complied with the above-mentioned ratios.

i.	The Company

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest rate per annum	Security
PT Sarana Multi
Infrastruktur
November 14, 2018	The Company	Rp	1,000	-	Semi-annually (2019-2023)	8.35%	None
March 29, 2019	The Company	Rp	2,273	-	Semi-annually (2020-2024)	8.49%	None

Under the agreement, The Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1.
2.	EBITDA to interest ratio should not be less than 4:1.
3.	Minimal debt service coverage at least 125%.

As of March 31, 2020, The Company has complied with the above-mentioned ratios.

iii.	Telkomsat

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest rate per annum	Security
PT Sarana Multi Infrastruktur
March 29, 2019	Telkomsat	Rp	164	-	Quarterly	8.49%	None
					(2020-2024)

Under the agreement, Telkomsat is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1.
2.	EBITDA to interest ratio should not be less than 4:1.
3.	Minimal debt service coverage at least 125%.

As of March 31, 2020, Telkomsat has complied with the above-mentioned ratios.

On March 29, 2019, The Company, Telkomsat, and Telkom Infratel  entered into a credit agreement with PT Sarana Multi Infrastruktur amounting to Rp2,273 billion, Rp164 billion, and Rp563 billion, respectively. As of March 31, 2020, the unused facility for PT Sarana Multi Infrastruktur amounting to Rp1,206 billion, included Telkom Infratel amounting to Rp563 billion.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

20.	NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	March 31, 2020	December 31, 2019
Non-controlling interests in net assets of subsidiaries:
Telkomsel	19,646	17,221
GSD	224	230
Metra	126	130
TII	104	108
Total	20,100	17,689

	2020	2019
Non-controlling interests in net income (loss)
of subsidiaries:
Telkomsel	2,452	2,287
GSD	(4)	(7)
Metra	(4)	(1)
TII	(5)	1
Total	2,439	2,280

Material partly-owned subsidiary

As of March 31, 2020 and December 31, 2019, the non-controlling interest holds 35% ownership interest in Telkomsel which is considered material to the company (Note 1d).

The summarized financial information of Telkomsel below is provided based on amounts before elimination of inter-company balances and transactions.

Summarized statement of financial position

	March 31, 2020	December 31, 2019
Current assets	23,637	18,657
Non-current assets	85,160	64,073
Current liabilities	(27,656)	(20,892)
Non-current liabilities	(24,952)	(12,629)
Total equity	56,189	49,209
Attributable to:
Equity holders of parent company	36,525	31,988
Non-controlling interest	19,664	17,221

Summarized statements of profit or loss and other comprehensive income

	2020	2019
Revenues	22,424	22,198
Operating expenses	(13,276)	(13,491)
Other expense - net	(269)	(10)
Profit before income tax	8,879	8,697
Income tax expense - net	(1,823)	(2,161)
Profit for periode from continuing operations	7,056	6,536
Other comprehensive income (loss) - net	-	-
Net comprehensive income for the year	7,056	6,536

Attributable to non-controlling interest	2,469	2,287
Dividend paid to non-controlling interest	-	-

Summarized statements of cash flows

	2020	2019
Operating activities	12,451	11,415
Investing activities	(1,719)	(2,637)
Financing activities	(5,804)	(1,946)
Net increase in cash and cash equivalents	4,928	6,832

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

21.CAPITAL STOCK

	March 31, 2020
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,448,766,580	4.49	223
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Harry Mozarta Zen	977,292	0	0
Faizal R. Djoemadi	182,000	0	0
Edi Witjara	32,500	0	0
Siti Choiriana	540	0	0
Bogi Witjaksono	300	0	0
Public (individually less than 5%)	43,008,746,873	43.42	2,150
Total	99,062,216,600	100	4,953

		December 31, 2019
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,601,837,380	4.65	230
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Harry Mozarta Zen	474,692	0	0
Faizal R. Djoemadi	126,800	0	0
Bogi Witjaksono	55,000	0	0
Edi Witjara	32,500	0	0
Siti Choiriana	540	0	0
Public (individually less than 5%)	42,856,179,173	43.26	2,143
Total	99,062,216,600	100	4,953

* The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and can not be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

22.	ADDITIONAL PAID-IN CAPITAL

	March 31, 2020	December 31, 2019
Proceeds from sale of 933,333,000 shares in excess of
par value through IPO in 1995	1,446	1,446
Excess of value over cost of selling 211,290,500 shares
under the treasury stock plan phase I	544	544
Excess of value over cost of selling 215,000,000 shares
under the treasury stock plan phase II	576	576
Excess of value over cost of treasury stock transferred to
employee stock ownership program	228	228
Excess of value over cost of selling 22,363,000 shares
under the treasury stock plan phase III	36	36
Excess of value over cost of selling 864,000,000 shares
under the treasury stock plan phase IV	1,996	1,996
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Reduction additional paid in capital as a result of
cancellation treasury stock	(2,454)	(2,454)
Differences from acquisition of non-controlling interest	(22)	(22)
Difference in value arising from restructuring transactions
between entities under common control	734	734
Net	2,711	2,711

23.	OTHER EQUITY

	March 31, 2020	December 31, 2019
Translation adjustment	987	568
Effect of change in equity of associated companies	386	386
Unrealized holding gain on available-for-sale securities	6	54
Difference due to acquisition of non controlling interests in
subsidiaries	(637)	(637)
Other equity components	37	37
Total	779	408

24.	REVENUES

						Consolidated
2020	Mobile	Consumer	Enterprise	WIB	Others	revenue
Telephone revenues	5,073	290	245	77	-	5,685
Interconnection revenues	129	-	-	1,922	-	2.051
Data, internet, and information
technology service revenues
Cellular internet and data	15,120	-	-	-	-	15.120
Internet, data communication, and
information technology services	-	4	1,941	380	-	2,325
Short Messaging Services (“SMS”)	1,250	-	110	-	-	1,360
Others	-	-	229	115	58	402
Total data, internet, and information
technology service revenues	16,370	4	2,280	495	58	19,207
Network revenues	1	-	202	236	-	439
Indihome revenues	-	4,473	604	-	-	5,077
Other revenues
Manage service and terminal	-	-	279	-	-	279
Call center service	-	-	163	22	-	185
E-health	-	-	140	-	-	140
E-payment	-	-	100	-	3	103
Others	-	7	328	81	99	515
Total other revenues	-	7	1,010	103	102	1,222
Total revenues from
contract with customer	21,573	4,774	4,341	2,833	160	33,681
Revenues from other source	-	-	-	513	-	513
Total revenues	21,573	4,774	4,341	3,346	160	34,194
Adjustments and eliminations	-	(2)	(17)	13	(96)
Total external revenues as reported in
note operating segment	21,573	4,772	4,324	3,359	64

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

24.	REVENUES (continued)

						Consolidated
2019	Mobile	Consumer	Enterprise	WIB	Others	revenue
Telephone revenues	6,334	372	311	69	-	7,086
Interconnection revenues	160	-	-	1,454	-	1,614
Data, internet, and information
technology service revenues
Cellular internet and data	13,049	-	-	-	-	13,049
Internet, data communication, and
information technology services	-	2	3,130	296	-	3,428
Short Messaging Services (“SMS”)	1,787	-	90	-	-	1,877
Others	-	-	67	77	26	170
Total data, internet, and information
technology service revenues	14,836	2	3,287	373	26	18,524
Network revenues	2	-	198	237	-	437
Indihome revenues	-	3,704	538	-	-	4,242
Other revenues
Manage service and terminal	-	-	811	-	-	811
Tower lease	-	-	-	266	-	266
Call center service	-	-	129	39	-	168
E-payment	-	-	141	-	7	148
E-health	-	-	136	-	-	136
Others	-	-	769	481	158	1,408
Total other revenues	-	-	1,986	786	165	2,937
Total revenues	21,332	4,078	6,320	2,919	191	34,840
Adjustments and eliminations	-	1	1	(1)	(159)
Total external revenues as reported in
note operating segment	21,332	4,079	6,321	2,918	32

Management expects that most of the transaction price allocated to the unsatisfied contracts as of March 31, 2020 will be recognised as revenue during the next reporting period. Unsatisfied performance obligations as of March 31, 2020, wihich management expect to be realised within one year is Rp7,811 billion, and more than one year Rp4,544 billion.

The Group entered into non-cancelable lease agreements. The lease agreements cover leased lines, telecommunication equipment, and land building. These leases have terms of between 1 to 10 years. All leases include a clause to enable upward revision of the rental charge on annual basis according to prevailing market conditions. These lessee is also required to provide a residual value guaranted on the properties. Rental income recognized by the Group for the three months period ended March 31, 2020 is Rp513 billion.

There is no revenue from major customer with exceeds 10% of total revenues for the three months period ended March 31, 2020.

Refer to Note 33 for details of related parties transactions.

Presentation of revenue accounts in the consolidated financial statement for the three months period ended March 31, 2019 have been adjusted in accordance with the presented accounts in the consolidated financial statement for the three months period ended March 31, 2020. Summary of adjusted revenue accounts for the three months ended March 31, 2019, are as follows:

	Before adjustment		Adjustment		After adjustment
	Consumer	Enterprise	Consumer	Enterprise	Consumer	Enterprise
Telephone revenues	801	523	(429)	(212)	372	311
Data, internet, and information technology
service revenues
Internet, data communication, and information
technology services	2,820	3,411	(2,818)	(281)	2	3,130
Pay TV	449	41	(449)	(41)	-	-
Others	8	68	(8)	(1)	-	67
Network revenues	-	201	-	(3)	-	198
Indihome revenues	-	-	3,704	538	3,704	538

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

25.	PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2020	2019
Salaries and related benefits	1,992	1,945
Vacation pay, incentives, and other benefits	1,026	829
Pension benefit cost (Note 31)	262	223
Net periodic post-employment health care
benefit cost (Note 31)	71	50
LSA expense (Note 32)	43	38
Obligation under the Labor Law (Note 31)	40	36
Other post-employment benefit cost (Note 31)	6	8
Others	11	3
Total	3,451	3,132

Refer to Note 33 for details of related parties transactions.

26. OPERATION, MAINTENANCE AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance and telecommunication service expenses is as follows:

	2020	2019
Operation and maintenance	4,583	6,595
Radio frequency usage charges (Note 36c.i)	1,450	1,376
Leased lines and CPE	810	884
Concession fees and USO charges	603	593
Electricity, gas, and water	270	261
Cost of SIM cards and vouchers (Note 7)	121	173
Vehicles rental and supporting facilities	96	104
Tower leases	3	117
Cost of sales of handset (Note 7)	2	432
Others	314	174
Total	8,252	10,709

Refer to Note 33 for details of related parties transactions.

27. GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2020	2019
Provision for impairment of receivables
and contract assets	697	496
General expenses	332	316
Professional fees	190	96
Training, education, and recruitment	126	92
Travelling	91	96
Others	136	198
Total	1,572	1,294

Refer to Note 33 for details of related parties transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28.TAXATION

a.Prepaid taxes

	March 31, 2020	December 31, 2019
The Company:
Income Tax
Article 22 - Witholding tax on goods delivery
and imports	6	6
Article 23 - Witholding tax on service delivery	90	90
VAT	649	678
Subsidiaries:
Income tax	66	-
Income tax corporate
Article 4 (2) - Final tax	-	13
Article 22 - Witholding tax on goods delivery
and imports	3	-
Article 23 - Witholding tax on service delivery	136	2
VAT	2,401	2,458
Total prepaid taxes	3,351	3,247
Current portion	(2,702)	(2,569)
Non-current portion (Note 13)	649	678

b.Claims for tax refund

	March 31, 2020	December 31, 2019
The Company
Corporate income tax	103	406
VAT	230	2,046
Subsidiaries
Corporate income tax	985	992
Income tax article 23 - Witholding tax on
services delivery	44	44
VAT	659	1,170
Total claims for tax refund	2,021	4,658
Current portion	(914)	(992)
Non-current portion (Note 13)	1,107	3,666

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28.TAXATION (continued)

c.	Taxes payable

	March 31, 2020	December 31, 2019
The Company:
Income taxes
Article 4 (2) - Final tax	31	43
Article 21 - Individual income tax	47	101
Article 22 - Withholding tax on goods delivery
and imports	11	7
Article 23 - Withholding tax on services	20	38
Article 25 - Installment of corporate income tax	6	6
Article 26 - Withholding tax on non-resident
income	6	9
Article 29 - Corporate income tax	1,576	1,059
VAT - Tax collector	207	487
	1,904	1,750
Subsidiaries:
Income taxes
Article 4 (2) - Final tax	62	153
Article 21 - Individual income tax	82	108
Article 22 - Withholding tax on goods delivery
and imports	1	3
Article 23 - Withholding tax on services	22	80
Article 25 - Installment of corporate income tax	732	7
Article 26 - Withholding tax on non-resident
income	37	5
Article 29 - Corporate income tax	536	473
VAT	902	852
	2,374	1,681
Total taxes payable	4,278	3,431

d. The components of consolidated income tax expense (benefit) are as follows:

	2020	2019
Current
The Company	600	537
Subsidiaries	2,231	2,312
	2,831	2,849
Deferred
The Company	38	(49)
Subsidiaries	(246)	25
	(208)	(24)
Net income tax expense	2,623	2,825

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28.	TAXATION (continued)

d. The components of consolidated income tax expense (benefit) are as follows (continued):

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the three months period ended March 31, 2020 and 2019 are as follows:

2020		2019
Profit before income tax consolidation	10,924	11,329
Add back consolidation eliminations	5,372	6,825
Consolidated profit before income tax and eliminations	16,296	18,154
Less: profit before income tax of the subsidiaries	(9,721)	(11,386)
Profit before income tax attributable to the Company
before deduction of income subject to final tax	6,575	6,768
Less: income subject to final tax	(104)	(115)
Profit before income tax attributable to the Company
after deduction of income subject to final tax	6,471	6,653

Temporary differences:
Provision for impairment of receivables	365	350
Provision for employee benefits	248	(27)
Deferred installation fee	41	27
Depreciation and gain on sale of property
and equipment	(70)	(50)
Net periodic pension and other post-employment
benefits costs	(58)	(9)
Finance leases	(12)	(9)
Other provisions	242	214
Net temporary differences	756	496
Permanent differences:
Net periodic post-retirement health care benefit costs	71	51
Employee benefits	44	41
Donations	39	20
Equity in net income of associates and subsidiaries	(4,322)	(4,668)
Others	33	20
Net permanent differences	(4,135)	(4,536)
Taxable income of the Company	3,092	2,613
Current corporate income tax expense	587	523
Final income tax expense	13	14
Total current income tax expense of the Company	600	537
Current income tax expense of the subsidiaries	2,231	2,312
Total current income tax expense	2,831	2,849

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28.TAXATION (continued)

d.The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 19% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2020	2019
Profit before income tax consolidation	10,924	11,329
(Less) add: consolidated income subject to final tax - net	(513)	(651)
	10,411	10,678

Income tax expense calculated at the Company’s
applicable statutory tax rate of 19%	1,979	2,136
Difference in applicable statutory tax rate for
subsidiaries	250	436
Non-deductible expenses	196	99
Final income tax expense	13	14
Unrecognized deferred tax	10	-
Others	175	140
Net income tax expense	2,623	2,825

Tax Law No. 36/2008 with implementing rules under Government Regulation No.56/2015 stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one fiscal year. The Company has met all of the required criteria; therefore, for the purpose of calculating current income tax expense and liabilities for the financial reporting the years ended December 31, 2019, the Company has reduced the applicable tax rate by 5%.

On March 2020, the Government issued Government Regulation in lieu of Law No. 1 of 2020 governing the adjustment of domestic corporate taxpayer income tax rates and permanent establishment to be 22% for fiscal years 2020 and 2021 and 20% starting in the fiscal year 2022. For domestic taxpayers who meet certain terms and conditions, can get a 3% lower tax rate. For the three months period ended March 31, 2020, the Company still met all the required criteria, so the Company used a tax rate of 3% lower in calculating the Company's corporate income tax expense and liabilities.

The Company applied the tax rate of 19% for the three months period ended March 31, 2020 and 20% for the year ended December 31, 2019. The subsidiaries applied the tax rate of 22% for the three monts period ended March 31, 2020 and 25% for the year ended December 31, 2019.

The  Company  will  submit  the  above  taxable income and current income tax expense computation  in  its  income  tax  return (“Surat Pemberitahuan Tahunan” or Annual Tax Return) for fiscal year 2020 that will be reported to the  tax  office  based  on  prevailing  regulations.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28.TAXATION (continued)

e.Tax assessment

(i)	The Company

VAT fiscal year 2007

On November 15, 2013, the Company received Tax Underpayment Assessment Letters (“SKPKBs”) for the underpayment of VAT for the fiscal period January to September and

November 2007 amounting to Rp142 billion.

On January 20, 2014, the Company filed its objection to the Tax Authorities, and in December 2014, Tax Authorities issued a decision which rejected the objections. The Company accepted the assessment on the underpayment of VAT amounting to Rp22 billion (including penalty of Rp10 billion). The accepted portion was charged to the 2014 consolidated statements of profit or loss and other comprehensive income. The portion of VAT international incoming call interconnection amounting to Rp120 billion (including penalty of Rp39 billion) is recognized as claim for tax refund.

On March 12, 2015, the Company has filed an appeal to the Tax Court on the rejection of its objection to the assessment of VAT international incoming call interconnection.

On August 1 and 2, 2017, the Tax Court issued a verdict regarding to VAT international incoming call interconnection appeal process. The verdict stated that the international incoming call interconnection transaction is the taxable services and categorized as export service that subject to 0% VAT and granted all the Company’s appeal. In September 2017, the Company received tax refund amounting to Rp116 billion and for remaining balance amounting to Rp5 billion has been compensated to Tax Collection Letter (”STP”) for withholding tax article 21 and SKPKBs of VAT on tax collected and self-assessed offshore VAT for fiscal year 2012. On October 26 and November 23, 2017, the Company received a notification from Tax Court that Tax Authorities filed a request for judicial review. On November 23 and December 21, 2017, to response the judicial review from Tax Authorities, the Company filed the contra memorandum for judicial review to Supreme Court (“SC”) regarding to VAT international incoming call interconnection.

In September and November 2018, the Company received the verdicts from the SC, which were decided in April and October 2018, as the result of the tax audit for fiscal period June to August and November 2007. Based on the verdict, the SC rejected the Tax Authorities’ judicial review and strengthen the Tax Court’s verdict.

In January, February and March 2019, the Company received the SC’s verdicts, which were decided in October and December 2018, as the result of the tax audit for fiscal period January to April and September 2007. On September 19, 2019, the Company received the verdict  from the SC, which was decided on May, 8, 2019, as the result of the tax audit for fiscal period

May 2007. Based on the verdict, the SC rejected the Tax Authorities’ judicial review and strengthen the Tax Court’s verdict. Accordingly, the Company has received all the SC’s verdicts as the result of the assessment regarding to VAT international incoming call interconnection for fiscal period January to September and November 2007 that strengthen the Company’s tax treatment regarding to the VAT for international incoming call interconnection transactions.

Income tax and VAT fiscal year 2011

On October 21, 2014, the Company received SKPKBs from the Tax Authorities as the result of the tax audit for fiscal year 2011. Based on SKPKBs, the Company received VAT underpayment assessment for the fiscal period January to December 2011 amounting to Rp182.5 billion (including penalty of Rp60 billion) and corporate income tax underpayment amounting to Rp2.8 billion (including penalty of Rp929 million). The accepted portion of SKPKBs amounting to Rp4.7 billion (including penalty of Rp2 billion) was charged to the 2014 consolidated statements of profit or loss and other comprehensive income. The portion of VAT international incoming call interconnection amounting to Rp177.9 billion (including penalty of Rp58 billion) is recognized as claim for tax refund.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28.	TAXATION (continued)

e.Tax assessment (continued)

(i)	The Company (continued)

VAT fiscal year 2011

On January 7, 2015, the Company filed an objection and on October 20, 2015, Tax Authorities issued a rejection regarding this objection.

On January 20, 2016, the Company filed an appeal on the Tax Court on the rejection of its objection to the assessment of VAT international incoming call interconnection.

On April 4 and 5, 2017, the Tax Court issued a verdict which were decided on March 20, 2017, regarding to VAT international incoming call interconnection appeal process. The verdict stated that the international incoming call interconnection transaction is the taxable services and categorized as export service that subject to 0% VAT and granted the Company’s appeal for the fiscal period January and September to December 2011 amounting to Rp73.9 billion. Tax Court rejected the Company’s appeal for the fiscal period February to August 2011 amounting to Rp104 billion, since the Company did not meet the administrative requirement. Regarding this rejection, on June 19 and 21, 2017, the Company filed judicial review. In May 2017, the Company received tax refund for the fiscal period January and September to December 2011 amounting to Rp73,9 billion which compensated with STP 2013 and 2014 amounting to Rp59.9 billion and Rp14 billion, respectively.

On October 15, 2018, the Company received a notification from Tax Court that Tax Authorities filed the judicial review for the fiscal period January and September to December 2011. On November 13, 2018, to response the judicial review from Tax Authorities, the Company filed contra memorandum for judicial review to SC for the fiscal period January and September to December 2011. In April and November 2018, the Company received a notification from Tax Court that Tax Authorities filed a contra memorandum for judicial review for the fiscal period February to August 2011.

In May to September, and November, 2019, the Company has received the SC’s verdicts, which were decided in March, April, May, July, August, and September 2019, wherein the SC has granted the Company’s judicial review for fiscal period February, March, and May to August 2011 and rejected the Tax Authorities’s judicial review for the fiscal period January and September to December 2011. On August 21, 2019, the Company received tax refund for fiscal period March, May, and June 2011 amounting to Rp44 billion. Regarding the verdict for the fiscal period April 2011, which was decided in April 2019, the SC granted the Company’s appeal request and the verdict has been uploaded through the SC’s website. Accordingly, as of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal process for fiscal period January to December 2011 has obtained the legal force from the SC.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28.	TAXATION (continued)

e.Tax assessments (continued)

(i)	The Company (continued)

Income tax and VAT fiscal year 2012

On May 3, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for fiscal period January to December 2012. On November 3, 2016, Tax Authorities issued SKPKBs for fiscal year 2012, wherein the Company was liable for underpayment of corporate income tax amounting to Rp991.6 billion (including penalty of Rp321.6 billion), VAT underpayment amounting to Rp467 billion (including penalty of Rp153.5 billion), self-assessed offshore VAT underpayment amounting to Rp1.2 billion (including penalty of Rp392 million), VAT on tax collected underpayment amounting to Rp57 billion (including penalty of Rp18.5 billion). The Company also received STP for VAT amounting to Rp37.5 billion, withholding tax article 21 underpayment amounting to Rp16.2 billion (including penalty of Rp5.3 billion), final withholding tax article 21 underpayment amounting to Rp1.2 billion (including penalty of Rp407 million), withholding tax article 23 underpayment amounting to Rp63.5 billion (including penalty of Rp20.6 billion), withholding tax article 4 (2) underpayment amounting to Rp25 billion (including penalty of Rp8.1 billion), and withholding tax article 26 underpayment amounting to Rp197.6 billion (including penalty of Rp64 billion). The Company has agreed to the recalculation of input tax credit on international incoming call interconnection services amounting to Rp35.2 billion, corporate income tax amounting to Rp613.3 million, and withholding tax article 26 amounting to Rp311.5 million that have been charged in the 2016 consolidated statements of profit or loss and other comprehensive income. On November 16, 2016, the Company filed an objection regarding to the remaining assessments.

On March 1, 2017  and May 9, 2017, the Company received the decision letter from Tax Authorities for the underpayment of self-assessed offshore VAT amounting to Rp1.8 million (including penalty of Rp0.6 million) and the underpayment of VAT on tax collected amounting to Rp4.4 billion (including penalty of Rp1.4 billion). Based on the decision letter, the Company decided to accept the decision from Tax Authorities. On October 19, 2017, the Tax Authorities issued decision letter on Company’s objections, wherein the Tax Authorities has decreased the Company’s underpayment for corporate income tax and increased of the Company’s underpayment for withholding tax article 21, final withholding tax article 21, withholding tax article 23, withholding tax article 4 (2), and withholding tax article 26. Based on decision letter, the Company was liable for underpayment of withholding tax article 21 amounting to Rp20.7 billion (including penalty of Rp6.7 billion), underpayment of final withholding tax article 21 amounting to Rp23.8 billion (including penalty of Rp7.7 billion), underpayment of withholding tax article 23 amounting to Rp115.7 billion (including penalty of Rp37.5 billion), underpayment of withholding tax article 4 (2) amounting to Rp25 billion (including penalty of Rp8.1 billion), underpayment of withholding tax article 26 amounting to Rp197.6 billion (including penalty of Rp64.1 billion), and underpayment of corporate income tax amounting to Rp496.4 billion (including penalty of Rp161 billion). On October 30 and 31, 2017, the Tax Authorities issued decision letter on Company’s objection, wherein the Tax Authorities has decreased and increased the Company’s underpayment of VAT for the fiscal period January to December 2012 amounting to Rp429.3 billion (including penalty of Rp141.2 billion).

On January, 17 and 26, 2018, the Company filed an appeal on the rejection of its objection. In September 2018, the Tax Authorities issued the revision of decision letter on Company’s objection, wherein the Tax Authorities has decreased the Company’s underpayment of VAT for fiscal period March, April, September, and December 2012 amounting to Rp9.9 billion (including penalty of Rp3.2 billion). Therefore, as of December 31, 2018, the underpayment of VAT fiscal period January to December 2012 amounting to Rp419.4 billion (including penalty of Rp138 billion).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28.	TAXATION (continued)

e.Tax assessments (continued)

(i)	The Company (continued)

Income tax and VAT fiscal year 2012 (continued)

On December 16, 2019, the Company received the Tax Court’s verdict regarding tax dispute for all taxes for fiscal year 2012. The Tax Court granted the several Company’s request regarding withholding tax. Therefore, the amount should be paid by the Company for withholding tax article 21 amounting to Rp52.4 milion (including penalty of Rp17 million), withholding tax article 23 amounting to Rp1.4 billion (including penalty of Rp 0.4 billion), withholding tax article 26 amounting to Rp802.6 million (including penalty of Rp260.3 million), and withholding tax article 4 (2) amounting to Rp1.3 million (including penalty of Rp0.4 million). Regarding appeal request for final withholding tax article 21, the Tax Court granted all the Company’s appeal. Furthermore, the Tax Court granted the several Company’s appeal regarding corporate income tax and VAT. Therefore, the amount should be paid by the Company for corporate income tax amounting to Rp29.6 billion (including penalty of Rp9.6 billion) and VAT amounting to Rp51.1 billion (including penalty of Rp17.5 billion). On February 7, 2020, the Company received a refund of Rp.46.7 billion in December 2012 VAT refunds, all of which was compensated for the January to November 2012 tax return SKPKB.

Income tax and VAT fiscal year 2015

On August 23, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for fiscal period January to December 2015.

On April 25, 2017, the Tax Authorities issued Tax Overpayment Assessment Letter (“SKPLB”) for overpayment of corporate income tax amounting to Rp147 billion, and SKPKBs for underpayment of VAT amounting to Rp13 billion (including penalty of Rp4.1 billion), underpayment of VAT on tax collected amounting to Rp6 billion (including penalty of Rp1.5 billion), underpayment of self-assessed offshore VAT amounting to Rp55.3 billion (including penalty of Rp16.8 billion). The Company also received STP for VAT amounting to Rp34 billion, VAT on tax collected amounting to Rp7 billion, and self-assessed offshore VAT amounting to Rp8 billion. The Company accepted tax audit decision amounting to Rp17 billion for corporate income tax, to transfer deductible temporary differences related to provision for incentives to fixed wireless (Flexi) subscribers’ migration amounting to Rp42 billion from Annual Tax Return of corporate income tax fiscal year 2015 to Annual Tax Return of corporate income tax fiscal year 2016. The Company also accepted underpayment of VAT, underpayment of VAT on tax collected, and STP for VAT on tax collected amounting to Rp26 billion. The accepted portion was charged to the 2017 consolidated statements of profit or loss and other comprehensive income. On July 24, 2017, the Company filed Objection Letter to the Tax Authorities for corporate income tax amounting to Rp210.5 billion and self-assessed offshore VAT amounting to Rp55 billion.

On May 3 and 22, 2018, the Tax Authorities issued decision letter on Company’s objections for SKPLB of self-assessed offshore VAT amounting to Rp54.6 billion, wherein Tax Authorities has decreased the Company’s underpayment and granted all the Company’s objection. The Company has agreed with the Tax Authorities’s decision regarding SKPLB of self-assessed offshore VAT amounting to Rp793 million and has been charged in the 2018 consolidated statements of profit or loss and other comprehensive income. On July 18, 2018, the Tax Authorities issued Decision Letter on Company’s objections for SKPLB of corporate income tax, wherein the Tax Authorities has granted the several Company’s objection and additional amount of overpayment which should be received amounting to Rp76 billion. On October 10, 2018, the Company filed an appeal. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28.	TAXATION (continued)

e.Tax assessments (continued)

(i)	The Company (continued)

Income tax and VAT fiscal year 2016

On August 25, 2017, the Tax Authorities issued Field Tax Audit Notification Letter for fiscal periods January to December 2016.

On June 7, 2018, Tax Authorities issued SKPLB of corporate income tax amounting to Rp15.3 billion, SKPKB of withholding tax article 26 amounting to Rp556.7 million (including penalty of Rp180.5 million) and SKPLB of VAT amounting to Rp922.7 billion. The Company accepted the assessment on the overpayment of corporate income tax amounting to Rp15.3 billion and for the remaining balance amounting to Rp99.1 billion was charged as current income tax expense on tax assesment, underpayment of withholding tax article 26 amounting to Rp557 million, and correction of VAT In amounting to Rp10.5 billion, STP for VAT on tax collected amounting to Rp7.1 billion, VAT on free gifts amounting to Rp7.3 billion, VAT on transfer asset amounting to Rp1.2 billion, and STP for VAT amounting to Rp1.7 billion. The accepted portion was charged to the 2018 consolidated statements of profit or loss and other comprehensive income. In July 2018, the Company received tax refund amounting to Rp882.7 billion and for the remaining balance amounting to Rp39.9 billion has been compensated to STP for VAT amounting to Rp31.9 billion, VAT on tax collected amounting to Rp7.1 billion, withholding tax article 23 amounting to Rp556 million, and withholding tax article 21 amounting to Rp300 million. On August 31, 2018, the Company filed an objection to the Tax Authorities for VAT international incoming call interconnection services amounting to Rp151.7 billion and STP for VAT amounting to Rp30.3 billion.

On March 11 and May 27, 2019, the Tax Authorities issued decision letter on Company’s objections, wherein the Tax Authorities granted all objections from the Company and increased the amount of overpayment for the fiscal period January to December 2016. In April and July 2019, the Company received tax refund amounting to Rp151.7 billion and amounting to Rp1.9 million has been compensated to withholding tax article 21 for several fiscal periods.

Income tax and VAT fiscal year 2017

On November 6, 2018, the Tax Authorities issued Field Tax Audit Notification Letter for fiscal period January to December 2017.

On November 13 and 14, 2019, the Tax Authorities issued SKPLB of corporate income tax amounting to Rp294.4 billion from overpayment amounting to Rp294.5 billion, SKPLB of VAT amounting to Rp746.9 billion from overpayment amounting to Rp748.3 billion, and SKPKB of withholding tax article 21 amounting to Rp1.8 billion (including penalty of Rp0.5 billion). The Company accepted the tax corrections amounting to Rp1.5 billion which consists of corporate income tax amounting to Rp0.1 billion and input VAT which cannot be credited amounting to Rp1.4 billion. Furthermore, the Company received STP and SKPKB regarding VAT on tax collected amounting to Rp1.2 billion and Rp957 million (including penalty of Rp0.3 billion), respectively. On November 14, 2019, the Tax Authorities issued Notice of Nil Tax Assessment (“SKPN”) regarding self-assessed offshore VAT, withholding tax article 21 final, withholding tax article 22, withholding tax article 26, withholding tax article 4 (2). On January 23 and 24, 2020, the Company received VAT refunds of Rp.746.9 billion and Corporate Income Taxes of Rp.292.3 billion and Rp.2.1 billion has been compensated to SKPKB and STP VAT WAPU.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28.	TAXATION (continued)

e.Tax assessments (continued)

(i)	The Company (continued)

Income tax fiscal year 2018

On February 17, 2020, the Tax Authorities issued a Field Tax Audit Notification Letter for January to December 2018. On February 25, 2020, the Company has received an Introductory Return for VAT refunds for the January to December 2018 tax period aounting to Rp979.1 billion and Rp30.3 billion which have been compensated to the SKPKB Corporate Income Tax and Withholding Income in the 2012 tax year. As of the date of approval and authorization for the issuance of these consolidated financial statements, the tax audit process is still ongoing.

(ii)Telkomsel

Income tax and VAT fiscal year 2006

In December 2013, the Tax Court accepted Telkomsel’s appeal on the 2006 VAT and withholding taxes totaling Rp116 billion.

In February 2014, Telkomsel received the refund.

On July 3, 2015, in response to Telkomsel’s letter claiming for interest income related to favorable 2006 VAT and withholding tax verdicts, the Tax Authorities informed Telkomsel that the claim cannot be granted since the Tax Authorities filed a request for judicial review to the SC.

On August 19, 2016, Telkomsel received a notification from the Tax Court that the Tax Authorities filed a request for judicial review to SC for the fiscal year 2006 VAT amounting to Rp108 billion. Telkomsel filed a contra memorandum for judicial review to the SC on September 14, 2016.

In April 2017, Tax Authorities has granted Telkomsel’s claim for interest income which subsequently compensate with the corporate income tax installment for the period of April 2017.

In July 2018, Telkomsel received the official verdict from the SC which stated that the SC has rejected the Tax Authorities request for judicial review.

Income tax and VAT fiscal year 2010

In May and June 2012, Telkomsel received the refund of the penalty on the underpayment of income tax article 25 for fiscal year 2010 amounting to Rp15.7 billion based on the Tax Court’s verdict. On July 17, 2012, the Tax Authorities filed a judicial review to the SC on the Tax Court’s Verdict. On September 14, 2012, Telkomsel filed a contra memorandum for judicial review to the SC. On May 24, 2012, Telkomsel filed an objection to the Tax Authorities for the 2010 underpayment of VAT amounting to Rp290.6 billion (including penalty of Rp67 billion) and recorded it as a claim for tax refund.

On May 2, 2016, Telkomsel received a notification from the Tax Court that the Tax Authorities filed a judicial review for 2010 underpayment of VAT amounting to Rp290.6 billion. On May 27, 2016, Telkomsel filed a contra memory to the SC. In July 2016, conservatively, Telkomsel recognized the tax penalty amounting to Rp15.7 billion as expense based on its previous experience on a similar income tax case.

On May 9, 2017, Telkomsel received the official verdict from the SC which rejected Telkomsel’s request, therein Telkomsel paid the underpayment on July 10, 2017. On July 19, 2017, Telkomsel filed the second judicial review to contest against the SC’s verdict.

On August 8, 2018, the SC accepted Telkomsel’s judicial review.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28.	TAXATION (continued)

e.Tax assessments (continued)

(ii)Telkomsel (continued)

Income tax and VAT fiscal year 2010 (continued)

On February 18, 2019, Telkomsel received ”Surat Pelaksanaan Putusan Peninjauan Kembali” (”SP2PK”) from the Tax Authorities regarding the VAT for fiscal year 2010 amounting to Rp290.6 billion. On March 25, 2019, Telkomsel received the refund from the Tax Authorities regarding the VAT for fiscal year 2010 amounting to Rp290.6 billion.

Income tax and VAT fiscal year 2011

On February 15, 2016, Telkomsel filed an appeal to the Tax Authorities for the 2011 underpayment of corporate income tax amounting to Rp250 billion (including penalty of Rp81.1 billion). Subsequently, on March 17, 2016, Telkomsel also filed an appeal to the Tax Court for the underpayment of VAT amounting to Rp1.2 billion (including penalty of Rp392 million).

On February 6, 2017, Telkomsel received the Tax Court’s verdict for VAT cases of Rp1.2 billion in favor of Telkomsel. Subsequently, Telkomsel received the tax refund in March and June 2017. On March 2, 2017, Telkomsel received the Tax Court’s verdict for the underpayment of corporate income tax which partially accepted Telkomel’s appeal amounting to Rp247.6 billion and recorded the amount as part of claim for tax refund. On August 31, 2017, Telkomsel received the tax refund. In July and October 2017, Telkomsel received notification that the Tax Authorities had filed a judicial review to the SC for corporate income tax and VAT amounting to Rp62 billion and Rp1.2 billion, respectively. Telkomsel submitted its contra memorandum for judicial review in August and November 2017.

As of December 31, 2018, Telkomsel has received partial official verdicts from the SC which rejected the Tax Authorities’s judicial review for VAT case amounting to Rp1.1 billion.

On October 17, 2019, Telkomsel filed a letter to Tax Court requesting the remaining official verdicts regarding VAT which have been announced by SC in favor of Telkomsel. In October 2019, Telkomsel has received the official verdicts from the SC which rejected the Tax Authorities’ judicial review for corporate income tax amounting to Rp62 billion.

Income tax and VAT fiscal year 2014

On May 31, 2019, Telkomsel received the SKPKB and STP for the fiscal year 2014 amounting to Rp150.6 billion (including penalty of Rp54.6 billion). Telkomsel accepted and paid the portion of Rp16.5 billion on June 27, 2019 and recorded it as other expense. On August 20, 2019, Telkomsel has paid amounting to Rp99.1 billion and recorded it as claim for tax refund. Subsequently, on August 23, 2019, Telkomsel filed an objection to the Tax Authorities amounting to Rp134.1 billion. As of the date of approval and authorization for the issuance of these consolidated financial statements, the objection is still in process.

Income tax and VAT fiscal year 2015

On August 1, 2019, Telkomsel received the SKPKB and STP for fiscal year 2015 amounting to Rp384.8 billion (including penalty of Rp128.6 billion). On August 28, 2019, Telkomsel has paid the whole amount. For the amount of Rp34.6 billion was charged to the statement of profit or loss and other comprehensive income and for the remaining portion amounting to Rp350.2 billion was recorded as claim for tax refund. On September 24, 2019, Telkomsel filed an objection to the Tax Authorities amounting to Rp350.2 billion. As of the date of approval and authorization for the issuance of these consolidated financial statements, the objection is still in process.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28.	TAXATION (continued)

f.Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

		Effect of adoption		Credited to
		of new	(Charged)	other	Charged to
	December 31,	accounting	credited to profit	comprehensive	equity and	March 31,
	2019	standards	or loss	income	reclassification	2020
The Company
Deferred tax assets:
Provision for impairment of receivables	760	46	(34)	-	-	772
Net periodic pension and other
post-employment benefit costs	837	-	(108)	-	-	729
Difference between accounting and tax
bases of property and equipment	427	-	18	-	-	445
Provision for employee benefits	230	-	55	-	-	285
Deferred installation fee	92	-	(3)	-	-	89
Land rights, intangible assets and others	19	-	(1)	-	-	18
Accrued expenses and provision for
inventory obsolescence	75	(133)	34	-	-	(24)
Total deferred tax assets	2,440	(87)	(39)	-	-	2,314
Deferred tax liabilities:
Finance leases	(5)	-	(2)	-	-	(7)
Valuation of long-term investment	(11)	-	2	-	-	(9)
Total deferred tax liabilities	(16)	-	-	-	-	(16)
Deferred tax assets of the Company - net	2,424	(87)	(39)	-	-	2,298
Deferred tax assets of the other
subsidiaries - net	474	-	52	-	-	526
Total deferred tax asset - net	2,898	(87)	13	-	-	2,824
Telkomsel
Deferred tax assets:
Provision for employee benefits	865	-	(37)	-	-	828
Provision for impairment of receivables	259	56	10	-	-	325
Total deferred tax assets	1,124	56	(27)	-	-	1,153
Deferred tax liabilities:
Finance leases	(1,099)	-	85	-	-	(1,014)
Difference between accounting and tax
bases of property and equipment	(557)	-	272	-	-	(285)
License amortization	(151)	-	17	-	-	(134)
Total deferred tax liabilities	(1,807)	-	374	-	-	(1,433)
Deferred tax liabilities of Telkomsel - net	(683)	56	347	-	-	(280)
Deferred tax liabilities of the other
subsidiaries - net	(547)	6	(148)	-	(39)	(728)
Total deferred tax liabilities - net	(1,230)	62	199	-	(39)	(1,008)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28.	TAXATION (continued)

f.Deferred tax assets and liabilities (continued)

The details of the Group's deferred tax assets and liabilities are as follows (continued):

			Credited to
		(Charged)	other	Charged to
	December 31,	credited to profit	comprehensive	equity and	December 31,
	2018	or loss	income	reclassification	2019
The Company
Deferred tax assets:
Net periodic pension and other
post-employment benefit costs	663	(70)	244	-	837
Provision for impairment of receivables	632	128	-	-	760
Difference between accounting and tax
bases of property and equipment	420	7	-	-	427
Provision for employee benefits	215	15	-	-	230
Deferred installation fee	92	0	-	-	92
Accrued expenses and provision for
inventory obsolescence	79	(4)	-	-	75
Land rights, intangible assets and others	9	10	-	-	19
Total deferred tax assets	2,110	86	244	-	2,440
Deferred tax liabilities:
Valuation of long-term investment	(11)	-	-	-	(11)
Finance leases	(1)	(4)	-	-	(5)
Total deferred tax liabilities	(12)	(4)	-	-	(16)
Deferred tax assets of the Company - net	2,098	82	244	-	2,424
Deferred tax assets of the other
subsidiaries - net	406	152	10	(94)	474
Total deferred tax assets - net	2,504	234	254	(94)	2,898
Telkomsel
Deferred tax assets:
Provision for employee benefits	641	83	141	-	865
Provision for impairment of receivables	270	(11)	-	-	259
Total deferred tax assets	911	72	141	-	1,124
Deferred tax liabilities:
Finance leases	(896)	(203)	-	-	(1,099)
Difference between accounting and tax
bases of property and equipment	(616)	68	-	(9)	(557)
License amortization	(118)	(33)	-	-	(151)
Total deferred tax liabilities	(1,630)	(168)	-	(9)	(1,807)
Deferred tax liabilities of Telkomsel - net	(719)	(96)	141	(9)	(683)
Deferred tax liabilities of the other					-
subsidiaries - net	(533)	165	16	(195)	(547)
Total deferred tax liabilities - net	(1,252)	69	157	(204)	(1,230)

As of March 31, 2020 and December 31, 2019, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognised were Rp35,172 billion and Rp29,731 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it can be reduced if actual future taxable income is lower than estimates.

g.	Administration

From 2008 to 2019, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 as amended by Government Regulation No. 77/2013 and the latest by Government Regulation No. 56/2015 in conjunction with PMK No. 238/PMK.03/2008. On the basis of  historical data, for the year ended December 31, 2019 and 2018, the Company calculates the deferred tax using the tax rate of 20%.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28.	TAXATION (continued)

g.	Administration (continued)

The taxation laws of Indonesia require that the Company and its local subsidiaries submit to individual tax returns on the basis of self-assessment. Under prevailing regulations, the Directorate General of Taxes (”DGT”) may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, the period is within ten years from the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years from the time the tax became due.

The Ministry of Finance of the Republic of Indonesia has issued Regulation No. 85/PMK.03/2012 dated June 6, 2012 as amended by PMK No. 136 - PMK.03/2012 dated August 16, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic of Indonesia also has issued Regulation No. 224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 as amended by PMK No. 34/PMK.010/2017 dated March 1, 2017. The Company has withheld, deposited, and reported the VAT, PPnBM and also income tax article 22 in accordance with the Regulations.

In May 2019, the Company was appointed as Low Risk Taxable Entrepreneur through DGT Decree No.KEP-00080/WPJ.19/KP.04/2019. In accordance with the Ministry of Finance Regulation No. 39/PMK.03/2018 dated April 12, 2018 as amended by PMK No. 117/PMK.03/2019 dated August 16, 2019, the Company was given the preliminary return on tax overpayment as referred to the taxation laws.

29.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp5,862 billion and Rp6,224 billion by the weighted average number of shares outstanding during the period totaling 99,062,216,600 shares for the three months period ended March 31, 2020 and 2019, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the year.

Basic earnings per share amounting to Rp59.17 and Rp62.83 (in full amount) for the three months period ended March 31, 2020 and 2019, respectively.

The Company does not have potentially dilutive financial investments for the three months period ended March 31, 2020 and 2019.

30.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 133 dated
May 24, 2019 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2018 amounting to Rp10,819 billion (Rp109.2 per share) and Rp5,410 billion (Rp54.61 per share), respectively.

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital. The balance of the appropriated retained earnings of the Company as of March  31, 2020 and December 31, 2019 amounting to Rp15,337 billion, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follow:

	Notes	March 31, 2020	December 31, 2019
Pension benefit and other post-employment
benefit obligations
Pension benefit
The Company - funded	31a.i.a
Defined pension benefit obligation	31a.i.a.i	2,404	2,338
Additional pension benefit obligation	31a.i.a.ii	-	-
The Company - unfunded	31a.i.b	1,371	1,479
Telkomsel	31a.ii	2,310	2,209
Telkomsat		-	0
MD Media		-	0
Infomedia			0
Projected pension benefit obligations		6,085	6,026
Net periodic post-employment health care
benefit	31b	1,067	996
Other post-employment benefit	31c	348	366
Obligation under the Labor Law	31d	730	690
Total		8,230	8,078

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2020	2019
Pension benefit cost
The Company - funded	31a.i.a
Defined pension benefit obligation	31a.i.a.i	123	102
Additional pension benefit obligation	31a.i.a.ii	0	-
The Company - unfunded	31a.i.b	29	40
Telkomsel	31a.ii	110	81
MD Media		-	-
Infomedia		-	-
Telkomsat		-	-
Total periodic pension benefit cost	25	262	223
Net periodic post-employment health care
benefit cost	25,31b	71	50
Other post-employment benefit cost	25,31c	6	8
Obligation under the Labor Law	25,31d	40	36
Total		379	317

a.	Pension benefit cost

i.	The Company

a.	Funded pension plan

i.	Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). Pension Fund Management in accordance with the Pension Fund and Investment Directives Regulations determined by the Founder is carried out by the Board of Management. The Board of Mangement is monitored by the Oversight Board consisting of representatives of the Company and participants.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company made contributions to the pension fund amounted to Rp57 billion and Rp233 billion, for the three months period ended March 31, 2020 and for the years ended December 31, 2019, respectively.

Risks exposed to defined benefit programs are risks such as asset volatility and changes in bond yields. The project liabilities are calculated using a discount rate that refers to the level of government bond yields, if the return on program assets is lower, it will result in a program deficit. A decrease in the yield of government bonds will increase the program liabilities, although this will be offset in part by an increase in the value of the program bonds held. The Company ensures that the investment position is set within the framework of asset-liability matching ("ALM") that has been formed to achieve long-term results that are in line with the liabilities in the defined benefit pension plan. Within the ALM framework, the Company's objective is to adjust its pension assets and liabilities by investing in a well diversified portfolio to produce an optimal rate of return, taking into account the level of risk. Investment in the program has been well diversified, so that one investment's poor performance will not have a material impact on all asset groups.

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position as of March 31, 2020, and December 31, 2019 under the defined benefit pension plan:

	March 31, 2020	December 31, 2019
Changes in projected pension benefit
obligation
Projected pension benefit obligations at
beginning of year	22,061	20,121
Charged to profit or loss:
Service costs	65	259
Interest costs	386	1,599
Pension plan participants’ contributions	7	33
Actuarial (gain) losses recognized in OCI	(2,292)	1,514
Pension benefits paid	(383)	(1,465)
Projected pension benefit obligations at
end of period	19,844	22,061
Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	19,723	19,064
Interest income	346	1,524
Return on plan assets (excluding amount
included in net interest expense)	(2,292)	398
Employer’s contributions	57	233
Pension plan participants’ contributions	7	32
Pension benefits paid	(383)	(1,465)
Provision of additional benefit	-	-
Plan administration cost	(18)	(63)
Fair value of pension plan assets at
end of period	17,440	19,723
Projected pension benefit obligations at
end of period	2,404	2,338

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Pension benefit costs (continued)

ii.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

As of March 31, 2020 and December 31, 2019, plan assets consist of:

	March 31, 2020		December 31, 2019
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	883	-	521	-
Equity instruments:
Finance	1,159	-	1,735	-
Consumer goods	843	-	1,085	-
Infrastructure, utilities and
transportation	378	-	540	-
Construction, property and
real estate	93	-	210	-
Basic industry and chemical	106	-	135	-
Trading, service and investment	240	-	395	-
Mining	96	-	159	-
Agriculture	31	-	70	-
Miscellaneous industries	174	-	292	-
Equity-based mutual fund	514	-	1,027	-
Fixed income instruments:
Corporate bonds	-	5,826	-	6,077
Government bonds	6,126	-	6,493	-
Mutual funds	133	-	85	-
Non-public equity:
Direct placement	-	374	-	374
Property	-	185	-	186
Others	-	279	-	339
Total	10,776	6,664	12,747	6,976

Pension plan assets include Series B shares issued by the Company with fair values totalling to Rp275 billion and Rp346 billion, representing 1.58% and 1.75% of total plan assets as of March 31, 2020 and December 31, 2019, respectively, and bonds issued by the Company with fair value totalling to Rp321 billion and Rp341 billion representing 1.84% and 1.73% of total plan assets as of March 31, 2020 and December 31, 2019, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp(1,964) billion and Rp1,858 billion for the three months period ended March 31, 2020 and for the years ended December 31, 2019, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Based on Dapen’s financial statement as of December 31, 2019, Dapen’s FSR is below 105%. Therefore, the Company will contribute to the defined benefit pension plan in 2020.

Based on the Company's policy issued on June 7, 2017 regarding Pension Regulation by Dapen, the Company provided other benefits in the form of additional benefit in 2017 amounted to Rp4.5 million to monthly pension beneficiaries who retired before end of June 2002 and Rp2.25 million to monthly pension beneficiaries who retired starting from the end of June 2002 until the end of April 2017.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

The movement at the projected pension benefit obligations for the three months period ended March 31, 2020 and for the year ended December 31, 2019 are as follow:

	March 31, 2020	December 31, 2019
Projected pension benefit obligations
(prepaid pension benefit cost) at
beginning of year	2,338	1,057
Net periodic pension benefit cost	123	398
Employer Contribution	(57)	(233)
Actuarial (gain) losses recognized in OCI	(2,292)	1,514
Return on plan assets (excluding amount
(included in net interest expense)	2,292	(398)
Projected pension benefit obligations at
end of period	2,404	2,338

The components of net periodic pension benefit cost for the three months period ended March 31, 2020 and 2019 are as follow:

	2020	2019
Service costs	65	65
Plan administration cost	18	191
Net interest cost	40	18
Net periodic pension benefit cost	123	102
Amount charged to subsidiaries under
contractual agreements	-	-
Net periodic pension benefit cost less
cost charged to subsidiaries	123	102

Amounts recognised in other comprehensive for the three months period ended
March 31, 2020 and 2019 are as follow:

	2020	2019
Actuarial (gain) losses recognized during
the period	(2,292)	478
Return on plan assets (excluding amount
included in net interest expense)	2,292	(478)
Net	-	-

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2019 and 2018, with reports dated April 20, 2020 and April 1, 2019, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers Watson). The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
Discount rate	7.25%	8.25%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

ii.	Additional pension benefit obligation

Based on the Company’s policy issued on June 7, 2017 regarding Pension Regulation by  Dapen, the Company established additional benefit fund at maximum 10% of surplus of defined benefit plan, when FSR is above 105% and return on investment is above actuarial discount rate of pension fund.

	March 31, 2020	December 31, 2019
Changes in projected pension benefit
obligations
Projected pension benefit obligations at
beginning of year	-	104
Charged to profit or loss:
Interest costs	-	9
Actuarial gain recognized in OCI	-	(17)
Pension benefits paid	-	(96)
Projected pension benefit obligations
at end of period	-	-
Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	5	98
Interest income from assets	-	8
Provision of additional benefit	-	-
Return of benefit plan assets	-	(5)
Pension benefits paid	-	(96)
Fair value of pension plan assets at
end of period	5	5
(Surplus) deficit in the program	(5)	(5)
Changes in asset ceiling excluding amount
in net interest	5	5
Projected pension benefit obligations
at end of period	-	-

As of March 31, 2020  there is no plan asset on additional pension benefit obligation. Plan asset will be recognised in accordance with the reserve of additional benefits funds determined by the management of Dapen with the approval of the Oversight Board.

Changes in additional pension benefit obligation for the three months period ended March 31, 2020 and for the year ended December 31, 2019 are as follow:

	March 31, 2020	December 31, 2019
Additional pension benefit obligation at
beginning of year	-	6
Net periodic pension benefit cost	0	1
Actuarial gain recognized in OCI	0	(12)
Return on plan asset	0	5
Projected additional pension benefit
obligation at end of period	0	-

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

ii.	Additional pension benefit obligation (continued)

The components of additional pension benefit cost for the three months period ended March 31, 2020 and 2019 are as follows:

	2020	2019
Net interest costs	0	-
Pension benefit costs	0	-

Amounts recognized in other comprehensive amounted to RpNil as of March 31, 2020 and 2019, respectively.

The actuarial valuation for the additional pension benefit plan was performed based on the measurement date as of December 31, 2019 and 2018, with report dated April 20, 2020 and April 1, 2019, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2019 and 2018 is as follows:

	2019	2018
Rate of return on investment	9.00% - 9.50%	9.30% - 10.00%
Discount rate	7.25%	8.25%
Actuarial discount rate of pension fund	9.25% - 9.50%	9.25% - 9.50%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

b.	Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp4 billion and Rp55 billion, for the three months period ended March 31, 2020 and for the years ended December 31, 2019, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus, and other benefits. Since 2012, the Company has issued a new requirement for MPP effective for employees retiring since April 1, 2012, whereby the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

i.	The Company (continued)

b.	Unfunded pension plan (continued)

The following table presents the changes in the unfunded projected pension benefit obligations for MPS and MPP for the three months period ended March 31, 2020 and for the year ended December 31, 2019:

	March 31, 2020	December 31, 2019
Unfunded projected pension benefit
obligations at beginning of year	1,479	1,830
Charged to profit or loss:
Service costs	7	29
Net Interest costs	22	134
Actuarial (gain) losses recognized in OCI	-	94
Benefits paid by employer	(137)	(608)
Unfunded projected pension benefit
obligations at end of period	1,371	1,479

The components of total periodic pension benefit cost the three months period ended March 31, 2020 and 2019 are as follow:

	2020	2019
Service costs	7	7
Net interest costs	22	33
Total periodic pension benefit cost	29	40

Amounts recognized in other comprehensive amounted to RpNil as of March 31, 2020 and 2019, respectively.

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2019 and 2018, with reports dated April 20, 2020 and April 1, 2019, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2019 and 2018 are as follow:

	2019	2018
Discount rate	6.50% - 7.25%	8.00% - 8.25%
Rate of compensation increases	6.10% - 8.00%	6.10% - 8.00%
Indonesian mortality table	2011	2011

ii.	Telkomsel

Telkomsel sponsors a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay (excluding functional allowance) and number of years of their service. PT Asuransi Jiwasraya (Persero) (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions have been fully made by Telkomsel.

Telkomsel did not make contributions to Jiwasraya for the three months period ended March 31, 2020 and 2019, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

ii.	Telkomsel (continued)

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognised in the consolidated statement of financial position for the three months period ended March 31, 2020 and for the year ended December 31, 2019, under Telkomsel’s defined benefit pension plan:

	March 31, 2020	December 31, 2019
Changes in projected pension benefit
obligations
Projected pension benefit obligation at
beginning of year	3,738	2,734
Charged to profit or loss:
Service costs	66	187
Net interest costs	77	224
Actuarial (gain) losses recognized in OCI	-	614
Benefit paid	-	(21)
Projected pension benefit obligation at
end of period	3,881	3,738

Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	1,529	1,193
Interest income	33	97
Return on plan assets (excluding amount
included in net interest expense)	-	53
Employer’s contributions	9	207
Benefit paid	-	(21)
Fair value of pension plan assets at
end of period	1,571	1,529
Pension benefit obligation at
end of period	2,310	2,209

Movements of the pension benefit obligation for the three months period ended March 31, 2020 and for the year ended December 31, 2019:

	March 31, 2020	December 31, 2019
Pension benefit obligation at beginning of year	2,209	1,541
Periodic pension benefit cost	110	314
Actuarial (gain) losses recognized in OCI	-	614
Return on plan assets (excluding amount included in
net interest expense)	-	(53)
Employer's contributions	(9)	(207)
Pension benefit obligation at end of period	2,310	2,209

The components of the periodic pension benefit cost for the three months period ended March 31, 2020 and 2019 are as follow:

	2020	2019
Service costs	66	47
Net interest costs	44	34
Total	110	81

Amounts recognized in OCI amounted to RpNil as of March 31, 2020 and 2019, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

ii.	Telkomsel (continued)

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2019 and 2018, with reports dated February 28, 2020 and February 14, 2019 respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2019 and 2018, are as follow:

	2019	2018
Discount rate	7.50%	8.25%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

b.	Post-employment health care benefit cost

The Company provides post-employment health care benefits to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes Telkom”).

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company did not make contributions to Yakes Telkom for the three months period ended March 31, 2020 and for the year ended December 31, 2019.

The following table presents the changes in projected post-employment health care benefit provision, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan and net amount recognized in the Company’s consolidated statement of financial position as of March 31, 2020 and December 31, 2019:

	March 31, 2020	December 31, 2019
Changes in projected post-employment health care
benefit obligation
Projected post-employment health care benefit
obligation at beginning of year	13,823	12,423
Charged to profit or loss:
Interest costs	271	1,062
Actuarial (gain) losses recognized in OCI	(1,669)	905
Post-employment health care benefits paid	(140)	(567)
Projected post-employment health care benefit
obligation at end of period	12,285	13,823
Changes in post-employment health care benefit
plan assets
Fair value of plan assets at beginning of year	12,827	12,228
Interest income	251	1,045
Return on plan assets (excluding amount included in
net interest expense)	(1,669)	271
Post-employment health care benefits paid	(140)	(567)
Plan administration cost	(51)	(150)
Fair value of plan assets at end of period	11,218	12,827
Projected for post-employment health care benefit
obligation-net	1,067	996

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

As of March 31, 2020 and December 31, 2019, plan assets consists of:

	March 31, 2020		December 31, 2019
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	1,818	-	563	-
Equity instruments:
Finance industries	690	-	954	-
Manufacturing and consumer	549	-	706	-
Infrastructure and telecommunication	224	-	317	-
Wholesale	108	-	159	-
Construction	77	-	181	-
Mining	75	-	117	-
Other Industries:
Biotechnology and pharma industry	70	-	96	-
Services	54	-	75	-
Agriculture	22	-	49	-
Others	1	-	3	-
Equity-based mutual funds	373	-	1,202	-
Fixed income instruments:
Fixed income mutual funds	6,805	-	8,071	-
Unlisted shares:
Private placement	-	352	-	334
Total	10,866	352	12,493	334

Yakes Telkom plan assets also include Series B shares issued by the Company with fair value totalling Rp179 billion and Rp222 billion, representing 1.60% and 1.73% of total plan assets as of March 31, 2020 and December 31, 2019, respectively.

The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp(1,470) and Rp1,166 billion for the three months period ended March 31, 2020 and for the years ended December 31, 2019, respectively.

The movements of the projected post-employment health care benefit obligation for the three months period ended March 31, 2020 and the year ended December 31, 2019 are as follow:

	March 31, 2020	December 31, 2019
Projected post-employment health care benefit
obligation at beginning of year	996	195
Net periodic post-employment health care benefit costs	71	167
Actuarial (gain) losses recognized in OCI	1,669	905
Return on plan assets (excluding amount included in
net interest expense)	(1,669)	(271)
Projected post-employment health care benefit
obligation at end of period	1,067	996

The components of net periodic post-employment health care benefit cost for the three months period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

	2020	2019
Plan administration costs	51	46
Net interest costs	20	4
Periodic post-employment health care benefit cost	71	50

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

Amounts recognized in OCI for the three months period ended March 31, 2020 and 2019 are as follow :

	2020	2019
Actuarial (gain) losses recognized during the period	1,669	(342)
Return on plan assets (excluding amount
included in net interest expense)	(1,669)	342
Net	-	-

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2019 and 2018, with reports dated April 20, 2020 and April 1, 2019, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2019 and 2018 are as follow:

	2019	2018
Discount rate	8.00%	8.75%
Health care costs trend rate assumed for next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2019	2018
Indonesian mortality table	2011	2011

c.Other post-employment benefits cost

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”).

The components of the projected other post-employment benefit cost for the three months period ended March 31, 2020 and for the year ended December 31, 2019 are as follow:

	March 31, 2020	December 31, 2019
Projected other post-employment
benefit obligations at beginning of year	366	419
Charged to profit or loss:
Service costs	1	4
Net interest costs	5	29
Actuarial (gain) losses recognized in OCI	-	15
Benefits paid by employer	(24)	(101)
Projected other post-employment benefits
obligations at end of period	348	366

The components of the projected other post-employment benefit cost for the three months period ended March 31, 2020 and 2019 are as follow:

	2020	2019
Current service costs	1	1
Net interest costs	5	7
Total	6	8

Amounts recognized in OCI amounted to RpNil as of March 31, 2019 and 2018, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.Other post-employment benefits cost (continued)

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2019 and 2018, with reports dated April 20, 2020 and April 1, 2019, respectively, by TWP, an independent actuary in association with WTW.The principal actuarial assumptions used by the independent actuary as of December 31, 2019 and 2018, are as follow:

	2019	2018
Discount rate	6.25%	8.00%
Indonesian mortality table	2011	2011

d.	Obligation under the Labor Law

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of March 31, 2020 and December 31, 2019 amounted to Rp730 billion and Rp690 billion, respectively. The related pension employee benefits cost charged to expense amounted to Rp40 billion and Rp36 billion for the three months period ended March 31, 2020 and 2019, respectively (Note 25).

e.	Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2019 are as follow:

9

	Expected Benefits Payment
	The Company
	Funded
	Defined	Additional			Post-employment	Other post-
	pension benefit	pension benefit			health care	employment
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits

March 31, 2020
Within next 10 years	18,009	-	1,450	3,486	5,924	397
Within 10-20 years	21,855	-	125	9,420	8,001	68
Within 20-30 years	20,154	-	52	7,150	7,501	38
Within 30-40 years	15,351	-	18	1,267	4,123	3
Within 40-50 years	4,265	-	-	-	958	-
Within 50-60 years	468	-	-	-	42	-
Within 60-70 years	32	-	-	-	0	-
Within 70-80 years	0	-	-	-	-	-

Weighted average
duration of DBO	10,16 years	10,16 years	4,69 years	10,44 years	13,34 years	3,64 years

December 31, 2019
Within next 10 years	18,392	-	1,587	3,486	6,064	418
Within 10-20 years	21,855	-	125	9,420	8,001	68
Within 20-30 years	20,154	-	52	7,150	7,501	38
Within 30-40 years	15,351	-	18	1,267	4,123	3
Within 40-50 years	4,265	-	-	-	958	-
Within 50-60 years	468	-	-	-	42	-
Within 60-70 years	32	-	-	-	0	-
Within 70-80 years	-	-	-	-	-	-

Weighted average
duration of DBO	10.16 years	10.16 years	4.69 years	10.44 years	13.34 years	3.65 years

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

f.	Sensitivity Analysis

1% change in discount rate and rate of compensation would have effect on DBO ,as follow :

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease

	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
March 31, 2020
Funded:
Defined pension benefit obligation	(1.756)	2.173	231	(247)
Additional pension benefit obligation	-	-	-	-
Unfunded	(39)	31	33	(42)
Telkomsel	(686)	777	390	(366)
Post-employment health care benefits	(1.551)	1.888	2.030	(1.689)
Other post-employment benefits	(11)	13	-	-

December 31, 2019
Funded:
Defined pension benefit obligation	(1,952)	2,416	257	(275)
Additional pension benefit obligation	-	-	-	-
Unfunded	(40)	33	34	(43)
Telkomsel	(686)	777	390	(366)
Post-employment health care benefits	(1,551)	1,888	2,030	(1,689)
Other post-employment benefits	(12)	13	-	-

The sensitivity analysis has been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

32.	LSA PROVISIONS

Telkomsel and Telkomsat provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method, amounted to Rp1,094 billion and Rp1,066 billion as of March 31, 2020 and December 31, 2019, respectively. The related benefit costs charged to expense amounted to Rp43 billion and Rp38 billion for the three months period ended March 31, 2020 and 2019, respectively (Note 25).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

33.	RELATED PARTIES TRANSACTIONS

a.	Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, operation and maintenance expense, finance income, finance costs and investment in financial instruments
State-owned enterprises	Entity under common control	Internet and data service revenues, other telecommunication services revenues, operating expenses and purchase of property and equipment
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, and usage of data communication network system expenses

State-owned banks	Entities under common control	Finance income and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Electricity expenses
PT Mandiri Manajemen Investasi	Entity under common control	Available-for-sale financial assets
Bahana TCW	Entity under common control	Available-for-sale financial assets, bonds and notes
PT Sarana Multi Infrastruktur	Entity under common control	Finance costs
Tiphone	Associated company	Distribution of SIM cards and pulse reload voucher
Koperasi Pegawai Telkom (“Kopegtel”)	Other related entity

Purchase of property and equipment, construction and installation services, leases of buildings expenses, lease of vehicles expenses, purchases of vehicles, purchases of materials and construction service, maintenance and cleaning service expenses, and RSA revenues

Koperasi Pegawai Telkomsel (“Kisel”)	Other related entity

Internet and data service revenues, other telecommunication service revenues, leases of vehicles expenses, printing and distribution of customer bills expenses, collection fee, other services fee, distribution of SIM cards and pulse reload voucher, and purchase of property and equipment

PT Graha Informatika Nusantara (“Gratika”)	Other related entity	Network service revenues, operation and maintenance expenses, purchase of property and equipment and construction services, and distribution of SIM card and pulse reload voucher
Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory personnel	Honorarium and facilities

The outstanding balances of trade receivables and payables at year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. As of March 31, 2020 the Group recorded for impairment of receivables from related parties of Rp31 billion. Impairment assessment is undertaken each financial year through examining the current status of existing receivables and historical collection experience.

b.	Significant transactions with related parties

The following are significant transactions with related parties:

	2020		2019
		% of total		% of total
	Amount	revenues	Amount	revenues
REVENUES
Majority Stockholder
Ministry of Finance	44	0.13	39	0.11
Entities under common control
Indosat	285	0.83	200	0.57
BRI	91	0.27	155	0.44
Others	556	1.63	552	1.58
Sub-total	932	2.73	907	2.59
Other related entities	21	0.06	21	0.06
Associated companies	12	0.04	8	0.02
Total	1,009	2.96	975	2.78

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

33.	RELATED PARTIES TRANSACTIONS (continued)

b.	Transactions with related parties (continued)

The following are significant transactions with related parties (continued):

	2020		2019
		% of total		% of total
	Amount	expenses	Amount	expenses
EXPENSES
Entities under common control
PLN	326	1.46	198	0.86
Indosat	173	0.78	189	0.82
Others	95	0.43	225	0.98
Sub-total	594	2.67	612	2.66
Other related entitas
Kopegtel	218	0.98	219	0.95
Others	82	0.37	747	3.26
Sub-total	300	1.35	966	4.21
Associated companies	42	0.19	24	0.10
Total	936	4.21	1,602	6.97

	2020		2019
		% of total		% of total
	Amount	finance income	Amount	finance income
FINANCE INCOME
Entities under common control
State-owned banks	162	73.97	168	60.87
Total	162	73.97	168	60.87

	2020		2019
		% of total		% of total
	Amount	finance cost	Amount	finance cost
FINANCE COSTS
Majority stockholder
Ministry of Finance	8	0.66	9	0.90
Entities under common control
State-owned banks	239	19.67	238	23.90
Sarana Multi Infrastruktur	76	6.26	50	5.02
Total	323	26.59	297	29.82

	2020		2019
		% of total		% of total
	Amount	purchases	Amount	purchases
PURCHASE OF PROPERTY
AND EQUIPMENTS (Note 11)
Entities under common control	13	0.35	7	0.10
Other related entities	32	0.87	81	1.12
Total	45	1.22	88	1.22

	2020		2019
		% of total		% of total
	Amount	revenues	Amount	revenue
DISTRIBUTION OF SIM
CARD AND VOUCHER
Other related entities
Kisel	1,489	4.35	944	2.71
Tiphone	1,073	3.14	1,220	3.50
Gratika	103	0.30	157	0.45
Total	2,665	7.79	2,321	6.66

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

33.	RELATED PARTIES TRANSACTIONS (continued)

c.	Balance of accounts with related parties

	March 31, 2020		December 31, 2019
		% of total		% of total
	Amount	assets	Amount	assets
Cash and cash equivalents
(Note 3)	17,827	7.37	13,315	6.02
Other current financial
asset (Note 4)	756	0.31	71	0.03
Trade receivables - net
(Note 5)	2,435	1.01	1,792	0.81
Other current asset (Note 8)	211	0.09	111	0.05
Other non-current asset	30	0.01	31	0.01

	March 31, 2020		December 31, 2019
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Trade payables (Note 15)
Majority stockholder
Ministry of Finance	109	0.09	5	0.00
Entities under common
control
State-owned Enterprises	100	0.09	206	0.07
Indosat	89	0.08	68	0.20
Others	3	0.00	-	-
Sub-total	192	0.17	274	0.27
Other related entities
Entitas berelasi lainnya
Kopegtel	151	0.13	269	0.26
Others	239	0.21	271	0.26
Sub-total	390	0.34	540	0.52
Total	691	0.60	819	0.79

Accrued expenses
Majority stockholder
Government	11	0.01	6	0.01
Entities under common
State-owned enterprises	81	0.07	88	0.09
State-owned banks	38	0.03	75	0.07
Sub-total	119	0.10	163	0.16
Other related entities
Kisel	85	0.07	188	0.18
Others	9	0.01	15	0.01
Total	224	0.19	372	0.36

Advances from customers
Majority stockholder
Government	20	0.02	19	0.02
Entities under common
control
PLN	7	0.01	6	0.01
Total	27	0.03	25	0.03

Short-term bank loans
(Note 18)	3,533	3.06	3,655	3.52
Two-step loans (Note 19a)	805	0.70	736	0.71
Long-term bank loans
(Note 19c)	12,213	10.59	15,319	14.74
Other borrowings (Note 19d)	3,648	3.16	3,740	3.60

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

33.	RELATED PARTIES TRANSACTIONS (continued)

d.	Significant agreements with related parties(continued)

i.	The Government

The Company obtained two-step loans from the Government (Note 19a).

ii.	Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective in the current year and can be applied until a new agreement becomes available.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulation No.8/Year 2006. These amendments took effect starting on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and its subsidiaries, namely PT Indosat Mega Media and PT Aplikanusa Lintasarta (“Lintasarta”). The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

Dayamitra signed a SPA with Indosat related to the purchase of Indosat’s towers. In addition, Dayamitra and Indosat also signed MTLA, which stipulated that Indosat agreed to lease back telecommunication towers that were acquired (Note 1e).

iii.	Others

Kisel is a co-operative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

33.	RELATED PARTIES TRANSACTIONS (continued)

d.Remuneration of key management and supervisory personnel

Key management personnel consists of the Directors of the Company and supervisory personnel consists of Board of Commissioners.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners and the leadership and management duties of the Directors. The total of such remuneration is as follow:

	2020		2019
		% of total		% of total
	Amount	expenses	Amount	expenses
Board of Directors	85	0.38%	82	0.36%
Board of Commissioners	38	0.17%	38	0.17%

The amounts disclosed in the table are the amounts recognised as an expense during the reporting periods.

34.	OPERATING SEGMENT

The Group has four primary reportable segments, namely mobile, consumer, enterprise and WIB. The mobile segment provides mobile voice, SMS, value added services, and mobile broadband. The consumer segment provides Indihome (bundled services of fixed wireline, pay TV and internet) and other telecommunication services to home customers. The enterprise segment provides end-to-end solution to corporate and institutions. The WIB segment provides interconnection services, leased lines, satellite, VSAT, broadband access, information technology services, data and internet services to Other Licensed Operator companies and institutions. Other segment represents Digital Service Operating Segments that does not meet the disclosure requirements for a reportable segments. There is no operating segments have been agregated to form the reportable segments.

Management monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the financing activities and income taxes are managed on a group basis and not separately monitored and allocated to operating segments.

Segment revenues dan expenses include transactions between operating segments and are accounted at prices that management believes represent market prices.

	2020
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	21,573	4,772	4,324	3,359	64	34,092	102	34,194
Inter-segment revenues	862	163	4,023	4,261	276	9,585	(9,585)	-
Total segment revenues	22,435	4,935	8,347	7,620	340	43,677	(9,483)	34,194
Segment expenses	(13,290)	(4,076)	(8,231)	(5,979)	(332)	(31,908)	9,643	(22,265)
Segment results	9,145	859	116	1,641	8	11,769	160	11,929
Other information
Capital Expenditures	(1,143)	(818)	(610)	(997)	(6)	(3,574)	(91)	(3,665)
Depreciation and amortization	(4,060)	(890)	(778)	(1,129)	(6)	(6,863)	14	(6,849)
Provision recognized in
current period	(241)	(264)	(152)	(9)	(0)	(666)	(24)	(690)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

34.	OPERATING SEGMENT (continued)

	2019
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	21,332	4,079	6,321	2,918	32	34,682	158	34,840
Inter-segment revenues	856	134	4,943	4,257	292	10,482	(10,482)	-
Total segment revenues	22,188	4,213	11,264	7,175	324	45,164	(10,324)	34,840
Segment expenses	(13,598)	(3,930)	(10,223)	(5,369)	(351)	(33,471)	10,660	(22,811)
Segment results	8,590	283	1,041	1,806	(27)	11,693	336	12,029
Other information
Capital Expenditures	(2,869)	(1,427)	(1,253)	(1,618)	(5)	(7,172)	(89)	(7,261)
Depreciation and amortization	(3,396)	(893)	(630)	(735)	(5)	(5,659)	17	(5,642)
Provision recognized in
current period	(131)	(148)	(176)	(36)	(0)	(491)	(5)	(496)

Adjustment and elimination:

	2020	2019
Segment result	11,586	11,693
Operating loss of operating business	(162)	(249)
Other elimination and adjustment	505	585
Consolidated operating income	11,929	12,029

Geographic information:

The revenue information below is based on the location of the customers.

	2020	2019
External revenues
Indonesia	32,531	33,682
Foreign countries	1,663	1,158
Total	34,194	34,840

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

	March 31, 2020	December 31, 2019
Non-current operating assets
Indonesia	155,671	159,811
Foreign countries	4,295	3,608
Total	159,966	163,419

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

35.	TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure, and with respect to the price cap formula set by the Government.

a.	Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the MoCI concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”. This Decree replaced the previous Decree No. 09/PER/M.KOMINFO/02/2006.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

i.Activation fee

ii.Monthly subscription charges

iii.Usage charges

iv.Additional facilities fee

b.	Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree No. 12/PER/M.KOMINFO/02/2006.

b.	Mobile cellular telephone tariffs (continued)

Under MoCI Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

(i)Basic telephony services tariff
(ii)Roaming tariff, and/or
(iii)Multimedia services tariff

with the following traffic structure:

(i)Activation fee
(ii)Monthly subscription charges
(iii)Usage charges

(iv)  Additional facilities fee

c.Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

35.	TELECOMMUNICATIONS SERVICE TARIFFS (continued)

c.Interconnection tariffs (continued)

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

On January 18, 2017, ITRB in its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel’s RIO in 2014 until the new interconnection tariff is set.

d.Network lease tariffs

Through MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

e.Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

36.SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.	Capital expenditures

As of March 31, 2020, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	9,944
U.S. dollar	49.97	816
HKD	0.34	1
Total		10,761

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

36.SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.	Capital expenditures (continued)

The above balance includes the following significant agreements:

(i)	The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company, TII and NEC Corporation	12 May 2016	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Indonesia Global Gateway
The Company and PT Lintas Teknologi Indonesia	06 April 2019	Procurement and installation agreement of Dual Wavelength Division Multiplexing ("DWDM") Platform Nokia 2018
The Company and ZTE	10 October 2019	Procurement for ONT Platform ZTE
The Company and PT ZTE Indonesia	16 December 2019	Procurement and installation agreement of DWDM and OTN Platform ZTE
The Company and PT Pembangunan Deltamas	19 December 2019	Land Purchase Agreement in Greenland International Industrial Center (GIIC) - Kota Deltamas
The Company and PT ZTE Indonesia	27 December 2019	Procurement and installation agreement of VIMS Platform ZTE
The Company and PT NEC Indonesia	31 December 2019	Procurement and installation agreement of Radio IP Backhaul Node-B Telkomsel Platform NEC
The Company and PT NEC Indonesia	31 December 2019	Procurement and installation agreement of ISP SKKL Platform Expansion
The Company and PT Huawei Tech Investment	21 January 2020	Procurement and installation agreement of OTN SCN Platform Huawei
The Company and Konsorsium Bisnis Submarine Cable	14 February 2020	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (SKKL) Repeaterless Luwuk - Morowali - Kendari (LUMORI) dan Bali - Lombok (BALOM)
The Company and Konsorsium Bisnis Submarine Cable	14 February 2020	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (SKKL) Labuan Bajo - Raba dan SKKL Gresik - Bawean
The Company and Konsorsium Fiberhome - Abhimata	16 March 2020	Procurement agreement of ONT and STB Platform Fiberhome
The Company and PT Huawei Tech Investment	16 March 2020	Procurement agreement of ONT Retail Platform Huawei

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

36.	SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.	Capital expenditures (continued)

(ii)	Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy, and Nokia Siemens Network GmbH & Co, KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreement
Telkomsel, PT Ericsson Indonesia, and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (“TSA”) for combined 2G and 3G CS Core Network
Telkomsel, Amdocs Software Solutions Limited Liability Company, and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel and PT Huawei Tech Investment	March 25, 2013	Technical Support Agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel and Wipro Limited and PT WT Indonesia	April 23, 2013	Development and Procurement of OSDSS Solution Agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout Agreement
Telkomsel, PT Ericsson Indonesia, PT Nokia Siemens Networks Indonesia, NSN Oy, PT Huawei Tech Investment, and PT ZTE Indonesia	February 1, 2018	Procurement agreement for Ultimate Radio Network Infrastructure ROA and TSA
Telkomsel, PT Dimension Data Indonesia, and PT Huawei Tech Investment	April 1, 2018	Agreement for Mobile Network Router Infrastructure
Telkomsel, PT Sigma Solusi Integrasi, Oracle Corporation, and PT Phincon	July 5, 2019	Development and Rollout Agreement (“DRA”) and Technical Support of Customet Relationship Management (“CRM”) solution System Integrator.

(iii)	TII

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telin Hongkong, Indonusa and Measat Global Berhad	04 May 2016	Lease Agreement of Ku-band Transponders Capacity

b.	Borrowings and other credit facilities

(i)	As of March 31, 2020 , the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee, and advance payment bond for various projects of the Company, as follows:

				Facility utilized
				Foreign currency	Rupiah
Lenders	Total facility	Maturity	Currency	(In million)	equivalent
BRI	500	March 14, 2022	Rp	-	64
BNI	500	March 31, 2021	Rp	-	212
Bank Mandiri	500	December 23, 2021	Rp	-	104
Total	1,500				380

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

36. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

b.	Borrowings and other credit facilities(continued)

(ii)	Telkomsel has a Rp1,000 billion bank guarantee facility with BRI. The facility will expire on September 25, 2022. Under this facility, as of March 31, 2020, Telkomsel has issued a bank guarantee amounting to Rp531 billion as payment commitment guarantee for annual right of usage fee valid until March 31, 2020 and Rp20 billion as frequency performance bond valid until May 31, 2020 (Note 36c.i).

Telkomsel has a Rp150 billion bank guarantee facility with BCA. The facility will expire on April 15, 2020. As of December 31, 2019, The Company has issued a bank guarantee of Rp2 billion as M2M performance bond.

Telkomsel also has a Rp2,100 billion bank guarantee facility with BNI. The facility will expire on December 11, 2020. Telkomsel uses this facility for surety bond of 2.3 Ghz radio frequency amounting to Rp1,030 billion (Note 36c.i) and Rp4 billion as M2M performance bond.

(iii)	TII has a US$15 million or equal to Rp202 billion bank guarantee from Bank Mandiri and has been renewed in accordance with the addendum VIII (eight) on December 18, 2019, with a maximum credit limit of US$25 million or equal to Rp408 billion. The facility will expire on December 23, 2020. As of March 31, 2020, TII has not used the facility.

(iv)	As of March 31, 2020, Sigma has unused facilities of bank guarantee from BNI amounting to Rp119 billion.

c.	Others

(i)	Radio Frequency Usage

Based on Decree No. 80 dated November 2, 2015 of the Government of the Republic of Indonesia which replaced Decree No. 76 dated December 15, 2010, Telkomsel is required to pay the annual frequency usage fees for the 800 MHz, 900 MHz and 1800 MHz bandwidths using the formula set out in the decree.

As an implementation of the above decree, the Company and Telkomsel paid annual frequency usage fees since 2010.

Based on Decision letter No. 1987 Year 2017 dated November 15, 2017, which amended Decree No. 42 Year 2014 dated January 29, 2014, whereby the MoCI granted Telkomsel the rights to provide:

1.	Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1800 MHz, 2.1 GHz and 2.3 GHz; and
2.	Basic telecommunication services.

With reference to Decision Letters No. 268/KEP/M.KOMINFO/9/2009, No. 191 Year 2013, No. 509 Year 2016, No. 1896 Year 2017 and No. 806 Year 2019 of the MoCI, Telkomsel is required, among other things, to:

1.	Pay an annual right of usage Biaya Hak Penyelenggara (“BHP”) over the license term (10 years) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.
2.	Issue a performance bond each year amounting to Rp20 billion for spectrum 2.1 GHz and a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz (Note 36b.ii).

(ii)	Receivable under non-cancelable lease agreements

Receivables under lease agreements as of December 31, 2019 are as follows:

	Total	Less than 1 year	1-5 years	More than 5 years
As lessor	9,316	1,823	4,746	2,747

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

36. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

(iii)  USO

The MoCI issued Regulation No. 17 year 2016 dated September 26, 2016 which replaced Decree No. 45 year 2012 and other previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Subsequently, Decree No. 17 year 2016 dated September 26, 2016 was replaced by Decree No. 19 year 2016 which was effective from November 4, 2016. The latest Decree stipulates, among other things, the USO charged was effective for fiscal year 2016 and thereafter.

Based on MoCI Regulation No. 25 year 2015 dated June 30, 2015, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”). BPPPTI replaced Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) based on Decree No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI. Based on MoCI No. 3 year 2018 dated May 23, 2018, BPPPTI has been renamed as Badan Aksesibilitas Telekomunikasi dan Informasi (“BAKTI”). Subsequently, MOCI Regulation No. 25 year 2015 was replaced by MOCI Regulation No. 10 year 2018.

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 - 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (Upgrading) of “Desa Pinter” or “Desa Punya Internet” for packages 1, 2, and 3 with a total price of Rp261 billion.

In 2015, the Program was ceased. In January 2016, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivables of USO Programs.

On June 22, 2017, Telkomsel received a decision letter from BANI No.792/1/ARB-BANI/2016 requesting BPPPTI to pay compensation to Telkomsel amounting to Rp217 billion, and as of the date of the issuance of these consolidated financial statements, Telkomsel has received Rp91 billion (before tax) and no additional payment from BAKTI.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

37.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

	March 31, 2020
	U.S dollar	Japanese yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	183.34	3.63	13.16	3,204
Other current financial assets	11.62	-	1.67	217
Trade receivables
Related parties	0.42	-	-	7
Third parties	193.09	-	10.37	3,317
Other receivables	0.25	-	0.09	5
Other current assets	2.55	-	3.10	92
Other non-current assets	57.42	48.87	12.27	1,121
Total assets	448.69	52.50	40.66	7,963
Liabilities
Trade payables
Related parties	(0.08)	-	-	(1)
Third parties	(168.45)	(15.09)	(5.26)	(2,806)
Other payables	(5.47)	-	(10.04)	(249)
Accrued expenses	(31.33)	(180.80)	(1.85)	(561)
Short-term bank loan	(1.01)	-	-	(17)
Advances from customers	(0.23)	-	-	(4)
Current maturities of long-term borrowings	(22.31)	(767.90)	(1.22)	(500)
Long-term borrowings - net of current maturities	(59.70)	(3,071.59)	(0.30)	(1.443)
Other liabilities	(29.87)	-	(12.98)	(701)
Total liabilities	(318.45)	(4,035.38)	(31.65)	(6,282)
Assets (liabilities) - net	130.24	(3,982.88)	9.01	1.681

	December 31, 2019
	U.S dollar	Japanese yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	178.66	1.18	9.42	2,612
Other current financial assets	14.18	-	1.74	221
Trade receivables
Related parties	0.12	-	-	2
Third parties	165.16	-	8.96	2,409
Other receivables	0.31	-	0.05	5
Other current assets	-	-	0.89	12
Other non-current assets	63.29	49.15	12.28	1,044
Total assets	421.72	50.33	33.34	6,305
Liabilities
Trade payables
Related parties	(0.08)	-	-	(1)
Third parties	(131.14)	(4.25)	(5.23)	(1,869)
Other payables	(4.17)	-	(13.92)	(251)
Accrued expenses	(46.57)	(152.56)	(2.02)	(691)
Short-term bank loan	(1.19)	-	-	(16)
Advances from customers	(0.23)	-	-	(3)
Current maturities of long-term borrowings	(22.31)	(767.90)	(4.36)	(469)
Long-term borrowings - net of current maturities	(71.12)	(3,071.59)	(0.38)	(1,386)
Other liabilities	(13.94)	-	(0.01)	(194)
Total liabilities	(290.75)	(3,996.30)	(25.92)	(4,880)
Assets (liabilities) - net	130.97	(3,945.97)	7.42	1,425

* Assets and liabilities denominated in other foreign currencies are presented as U.S. dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

If the Group reports monetary assets and liabilities in foreign currencies as of March 31, 2020 using the exchange rates on June 29, 2020, the unrealized foreign exchange loss amounting to Rp245 billion.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

38.	FINANCIAL INSTRUMENTS

a.	Fair value of financial assets and financial liabilities

i.	Classification

(a)	Financial asset

	March 31, 2020	December 31, 2019
Loans and receivables
Cash and cash equivalents	-	18,242
Other current financial assets	-	483
Trade and other receivables, net	-	12,089
Other non-current financial assets	-	258
Available-for-sale financial assets
Available-for-sale investments	-	1,124
Amortized cost
Cash and cash equivalents	24,365	-
Other current financial assets	1,164	-
Trade and other receivables, net	15,100	-
Contract assets	1,075	-
Other non-current financial assets	247	-
FVTPL
Equity investments	1,199	-
Other long-term investments	860	-
Mutual funds	71	-
Convertible bonds	312	-
Total financial assets	44,393	32,196

(b)Financial liabilities

	March 31, 2020	December 31, 2019
Financial liabilities measured at amortized cost
Trade and other payables	14,381	14,346
Accrued expenses	14,854	13,736
Short-term bank loans	8,623	8,705
Two-step loans	805	736
Bonds and notes	9,959	9,958
Long-term bank loans	22,474	26,605
Obligation under finance leases	-	2,340
Lease liabilities	14,918	-
Other borrowings	3,648	3,740
Total financial liabilities	89,662	80,166

ii.	Fair values

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant:

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
March 31, 2020	value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Mutual funds	71	71	71	-	-
Convertible bonds	312	312	-	-	312
Other long-term investments	860	860	-	-	860
Financial liabilities at amortized cost
Interest-bearing loans and other
borrowings:
Two-step loans	805	829	-	-	829
Bonds and notes	9,959	10,431	9,444	-	987
Long-term bank loans	22,474	22,501	-	-	22,501
Lease liabilities	14,918	14,918	-	-	14,918
Other borrowings	3,648	3,630	-	-	3,630
Total	53,047	53,552	9,515	-	44,037

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

38.	FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

ii.	Fair values (continued)

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant (continued):

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
December 31, 2019	value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Available-for-sale investments	1,124	1,124	71	-	1,053
Financial liabilities for which
fair values are disclosed
Interest-bearing loans and other borrowings
Two-step loans	736	759	-	-	759
Bonds and notes	9,958	10,897	9,906	-	991
Long-term bank loans	26,605	26,537	-	-	26,537
Obligation under finance leases	2,340	2,340	-	-	2,340
Other borrowings	3,740	3,709	-	-	3,709
Other liabilities	194	194	-	-	194
Total	44,697	45,560	9,977	-	35,583

Loss on fair value measurement recognised in consolidated statements of profit or loss and other comprehensive income for the three months period ended March 31, 2020 amounting to Rp49 billion. There is no movement between fair value hierarchy during 2020.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) for the three months period ended March 31, 2020 and December 31, 2019, are as follows:

	March 31, 2020	December 31, 2019
Beginning balance	1,053	734
Adjustment on initial application of PSAK 71	282	-
Gain (loss) recognized in consolidated statement
of profit or loss and other comprehensive income	(46)	3
Purchase/addition	7	390
Settlement/deduction	(124)	(74)
Ending balance	1,172	1,053

iii.	Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

The fair values of long-term financial assets and financial liabilities (other non-current assets (long-term trade receivables and restricted cash) and liabilities) approximate their carrying amounts as the impact of discounting is not significant.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

38.	FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

iii.	Fair value measurement (continued)

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(a)Fair value through profit or loss, previously as available-for-sale investments, primarily consist of stocks, mutual funds, corporate and government bonds, and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. The fair value of convertible bonds are determined using valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar at the reporting date.

(b)the fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price.

The fair value estimates are inherently judgemental and involve various limitations, including:

(a)	fair values presented do not take into consideration the effect of future currency fluctuations.
(b)	estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

b.	Financial risk management objectives and policies

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk, and interest rate risk), credit risk, and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

i.Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. Dollars and Japanese yen. The Group’s exposures to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

38.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

i.Foreign exchange risk (continued)

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	March 31, 2020		December 31, 2019
	U.S. Dollar	Japanese yen	U.S. Dollar	Japanese yen
	(in billions)	(in billions)	(in billions)	(in billions)
Financial assets	0.45	0.05	0.42	0.05
Financial liabilities	(0.32)	(4.04)	(0.29)	(4.00)
Net exposure	0.13	(3.99)	0.13	(3.95)

Sensitivity analysis

A strengthening of the U.S. Dollar and Japanese yen, as indicated below, against the Rupiah at March 31, 2020 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
March 31, 2020
U.S. dollar (1% strengthening)	21
Japanese yen (5% strengthening)	(30)

A weakening of the U.S. dollar and Japanese yen against the Rupiah at March 31, 2020 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

ii. Market price risk

The Group is exposed to changes in debt and equity market prices related to financial assets measured at FVTPL carried at fair value. Gains and losses arising from changes in the fair value of financial assets measured at FVTPL are recognised in the consolidated statements of profit or loss and other comprehensive income.

The performance of the Group’s financial assets measured at FVTPL is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

As of March 31, 2020, management considered the price risk for the Group’s financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

iii.	Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 18 and 19). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

38.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

iii.	Interest rate risk (continued)

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	March 31, 2020	December 31, 2019
Fixed rate borrowings	(32,519)	(23,001)
Variable rate borrowings	(27,908)	(29,083)

Sensitivity analysis for variable rate borrowings

As of March 31, 2020, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp70 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

iv.	Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	March 31, 2020	December 31, 2019
Cash and cash equivalents	24,365	18,242
Other current financial assets	1,234	554
Trade and other receivable, net	15,100	12,089
Contract assets	1,075	-
Other non-current assets	247	258
Total	42,021	31,143

The Group is exposed to credit risk primarily from cash and cash equivalents and trade and other receivables. The credit risk is controlled by continuous monitoring of outstanding balance and collection. Credit risk from balances with banks and financial institutions is managed by the Group’s Corporate Finance Unit in accordance with the Group’s written policy.

The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments. The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 3.41% of trade receivables as of March 31, 2020.

Management is confident in its ability to continue to control and sustain minimal exposure to the customer credit risk given that the Group has recognised sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

v.	Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

38.	FINANCIAL INSThfpRUMENTS (continued)

b.Financial risk management objectives and policies (continued)

v.Liquidity risk (continued)

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2025 and
	amount	cash flows	2021	2022	2023	2024	thereafter
March 31, 2020
Trade and other payables	14,381	(14,381)	(14,381)	-	-	-	-
Accrued expenses	14,854	(14,854)	(14,854)	-	-	-	-
Interest bearing loans and
other borrowings
Two-step loans	805	(872)	(250)	(179)	(175)	(150)	(118)
Bonds and notes	9,959	(17,201)	(3,341)	(1,039)	(2,817)	(507)	(9,497)
Bank loans	31,097	(35,094)	(14,913)	(6,565)	(4,362)	(3,522)	(5,732)
Other borrowings	3,648	(4,347)	(1,131)	(698)	(1,007)	(945)	(566)
Lease liabilities	14,918	(17,517)	(4,688)	(1,872)	(3,285)	(2,520)	(5,152)
Total	89,662	(104,266)	(53,558)	(10,353)	(11,646)	(7,644)	(21,065)

	Carrying	Contractual					2024 and
	amount	cash flows	2020	2021	2022	2023	thereafter
December 31, 2019
Trade and other payables	14,346	(14,346)	(14,346)	-	-	-	-
Accrued expenses	13,736	(13,736)	(13,736)	-	-	-	-
Interest bearing loans and
other borrowings
Two-step loans	736	(804)	(222)	(196)	(154)	(132)	(100)
Bonds and notes	9,958	(17,454)	(3,402)	(1,231)	(2,817)	(507)	(9,497)
Bank loans	35,310	(40,732)	(15,956)	(8,495)	(4,435)	(6,417)	(5,429)
Other borrowings	3,740	(4,534)	(926)	(1,082)	(1,010)	(948)	(568)
Obligations under
finance leases	2,340	(2,713)	(936)	(785)	(607)	(255)	(130)
Other liabilities	194	(223)	(12)	(52)	(53)	(53)	(53)
Total	80,360	(94,542)	(49,536)	(11,841)	(9,076)	(8,312)	(15,777)

The difference between the carrying amount and the contractual cash flows is interest value. The interest value of variable-rate borrowings are determined based on the interest rates effective as of reporting date.

39.	CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	March 31, 2020		December 31, 2019
	Amount	Portion	Amount	Portion
Short-term debts	8,624	5.17%	8,705	5.74%
Long-term debts	51,804	31.04%	43,379	28.61%
Total debts	60,428	36.21%	52,084	34.35%
Equity attributable to owners
of the parent company	106,447	63.79%	99,561	65.65%
Total	166,875	100.00%	151,645	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts with new ones which have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

39.	CAPITAL MANAGEMENT (continued)

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
Total interest-bearing debts	60,428	52,084
Less: cash and cash equivalents	(24,365)	(18,242)
Net debts	36,063	33,842
Total equity attributable to owners of the parent company	106,447	99,561
Net debt-to-equity ratio	33.88%	33.99%

As stated in Notes 19, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the three months period ended March 31, 2020 and December 31, 2019, the Group has complied with the externally imposed capital requirements.

40.	SUPPLEMENTAL CASH FLOWS INFORMATION

a.The non-cash investing activities for the years ended December 31, 2019 and 2018 are as follows:

	2020	2019
Acquisition of property and equipment:
Credited to trade payables	5,051	6,971
Borrowing cost capitalization	22	22
Credited to obligations under finance lease	-	25

Acquisition of intangible assets:
Credited to trade payables	568	570

b.The changes in liabilities arising from financing activities is as follows:

			Non-cash changes
				Foreign
	January 1,		Implementation	exchange		Other	March 31,
	2020	Cash flows	new standard	movement	New leases	Changes	2020
Short-term bank loans	8,705	(82)	-	-	-	1	8,624
Two step loans	736	(33)	-	102	-	-	805
Bonds and notes payable	9,958	-	-	-	-	1	9,959
Long-term bank loans	26,605	(4,323)	-	189	-	3	22,474
Other borrowings	3,740	(93)	-	-	-	1	3,648
Obligations under finance leases	2,340	-	-	-	-	(2,340)	-
Lease liabilities	-	(2,269)	14,537	-	466	2,184	14,918
Total liabilities from
financing activities	52,084	(6,800)	14,537	291	466	(150)	60,428

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

For the Three Months Period Ended March 31, 2020 and 2019 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

41.	SUBSEQUENT EVENT

a.	On May 11, 2020, TII paid its bank loan to MUFG Bank amounting to US$6.7 million or equal to Rp101 billion .

b.

The Company will buy back its shares from public, with a maximum amount Rp1,500 billion, and will be carried out in stages since March 30, 2020 until June 29, 2020. Until the end of the share buyback period, there were no share buybacks conducted by the Company.

c.	On June 19, 2020, the Annual General Meeting of Stockholders of the Company was held for book period 2019. Some of the resolutions were as follows:

i.	The Company declared cash dividends amounting to Rp11,198 billion or Rp113,061 per share and special dividends amounting to Rp4,065 billion or Rp41,0321 per share.
ii.	The composition of the Company’s Boards of Commissioners and Directors were changed as follows:

Board of Commissioners
President Commissioner/Independent Commissioner	Rhenald Kasali
Independent Commissioner	Marsudi Wahyu Kisworo
Independent Commissioner	Wawan Iriawan
Independent Commissioner	Chandra Arie Setiawan
Commissioner	Marcelino Rumambo Pandin
Commissioner	Ismail
Commissioner	Alex Denni
Commissioner	Ahmad Fikri Assegaf
Commissioner	Rizal Mallarangeng

Directors
President Director	Ririek Adriansyah
Director of Wholesale and International Services	Dian Rachmawan
Director of Human Capital Management	Afriwandi
Director of Finance	Heri Supriadi
Director of Consumer Service	FM Venusiana R
Director of Enterprise and Business Service	Edi Witjara
Director of Network, Information Technology and Solution	Herlan Wijanarko
Director of Digital Business	Muhammad Fajrin Rasyid
Director of Strategic Portfolio	Budi Setyawan Wijaya

d.	Based on the Decision of the Company's Board of Commissioners No.09/KEP/DK/2020 dated June 29, 2020, the composition of the Company's audit committee were changed to as follows:

President Commissioner/Independent Commissioner	Chandra Arie Setiawan
Independent Commissioner	Marsudi Wahyu Kisworo
Independent Commissioner	Wawan Iriawan
Commissioner	Ahmad Fikri Assegaf
Commissioner	Marcelino Rumambo Pandin
Financial Expert	Sarimin Mietra Sardi